Exhibit 99.2

214	Anglo American plc	Financial statements and other financial information
Integrated Annual Report 2023

Independent auditors’ report to the members of Anglo American plc

Report on the audit of the financial statements

Opinion

In our opinion:

–	Anglo American plc’s Group financial statements and Parent Company financial statements (the “financial statements”) give a true and fair view of the state of the Group’s and of the Parent Company’s affairs as at 31 December 2023 and of the Group’s profit and the Group’s cash flows for the year then ended;

–	the Group financial statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with the provisions of the Companies Act 2006;

–	the Parent Company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 101 “Reduced Disclosure Framework”, and applicable law); and

–	the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements, included within the Integrated Annual Report 2023 (the “Annual Report”), which comprise: the Consolidated and Parent Company balance sheets as at 31 December 2023; the Consolidated income statement, the Consolidated statement of comprehensive income, the Consolidated cash flow statement and the Consolidated and Parent Company statements of changes in equity for the year then ended; and the notes to the financial statements, comprising material accounting policy information and other explanatory information.

Our opinion is consistent with our reporting to the Audit Committee.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (“ISAs (UK)”) and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors’ responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC’s Ethical Standard, as applicable to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

To the best of our knowledge and belief, we declare that non-audit services prohibited by the FRC’s Ethical Standard were not provided.

Other than those disclosed in note 38, we have provided no non-audit services to the Parent Company or its controlled undertakings in the period under audit.

Our audit approach

Overview

Audit scope

–	Our audit included full scope audits, audit of specific account balances or specified procedures at each of the Group’s twelve in-scope businesses, joint ventures and associates (“components”).

–	Taken together, the components at which audit work was performed accounted for 98% of consolidated revenue, 95% of consolidated profit before tax and 94% of consolidated profit before tax, special items and remeasurements.

Key audit matters

–	Assessment of impairment and impairment reversals for intangible assets, property, plant and equipment (Group) and investments in subsidiaries (Parent Company)

–	Provisions for environmental restoration and decommissioning (Group)

Materiality

–	Overall Group materiality: $400 million (2022: $400 million) based on approximately 3.4% of the Group’s three year-average consolidated profit before tax, special items and remeasurements.

–	Overall Parent Company materiality: $300 million (2022: $300 million) based on approximately 1% of the Parent Company’s total assets.

–	Performance materiality: $300 million (2022: $300 million) (Group) and $225 million (2022: $225 million) (Parent Company).

The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements.

Key audit matters

Key audit matters are those matters that, in the auditors’ professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

The key audit matters below are consistent with last year.

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Key audit matter	How our audit addressed the key audit matter

Assessment of impairment and impairment reversals for intangible assets, property, plant and equipment (Group) and investments in subsidiaries (Parent Company)

As at 31 December 2023, the Group has intangible assets of $1,479 million (2022: $2,828 million) and property, plant and equipment of $43,949 million (2022: $41,125 million). All of these asset categories require review for indicators of impairment, and where relevant, impairment reversal.

The determination of whether an impairment or impairment reversal indicator exists can be judgemental. Management must determine the recoverable amount when impairment indicators or indicators of impairment reversal are identified.

Goodwill is required to be tested for impairment at least annually. The Group’s goodwill of $270 million (2022: $1,671 million), decreased following the impairment recorded during the year at De Beers of $1.6 billion.

The determination of recoverable amount, being the higher of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCD”), requires judgement and estimation on the part of management in identifying and then determining the recoverable amounts for the relevant cash-generating units (“CGUs”). Recoverable amounts are based on management’s view of key value driver inputs and external market conditions such as future commodity prices, budgeted operating expenditure, the timing and approval of future capital expenditure, and the most appropriate discount rate. As these assumptions were derived from observable data available to a market participant as required under IFRS, they are not necessarily aligned with the Paris Agreement scenario. Estimation uncertainty is considered to be significant due to the long lives of the majority of assets and uncertainty in the quantum and timing of cash flows, including the uncertain impact of climate change on the Group’s operations, as described in note 7 to the financial statements.

Impairment indicators were identified in the year for Minas-Rio (Iron Ore Brazil) and Barro Alto (Nickel). No indicators for impairment reversal were identified. As indicators for impairment were identified in respect of these CGUs, management prepared a detailed cash flow model on a FVLCD basis to estimate the recoverable amount. Management’s analysis over those CGUs with indicators for impairment determined that an impairment loss during the year had occurred within the Barro Alto CGU of $0.8 billion. This includes the impairment of $0.4 billion recognised within Barro Alto at the half year ended 30 June 2023.

Separately, the Group holds goodwill associated with the De Beers and Platinum Group Metals segments and the Los Bronces - Chagres (Copper Chile) CGU and so annual goodwill impairment tests are performed for these assets. Management’s analysis over those assets with goodwill determined that an impairment loss had occurred at De Beers ($1.6 billion).

Refer to notes 7 and 8 for management conclusions and the Audit Committee’s views on page 170.

At 31 December 2023, the Parent Company holds investments in subsidiaries amounting to $33,113 million (2022: $32,971 million). Investments in subsidiaries are accounted for at historical cost less accumulated impairment. Judgement is required to assess if impairment indicators exist and where indicators are identified, if the investment carrying value is supported by the recoverable amount. In forming this assessment, management compares the underlying net assets of the investments to their carrying amount and any other relevant facts and circumstances, including the impact of any impairments recorded in the Group financial statements.

Refer to note 1 to the Parent Company’s financial statements.

For all material finite-lived intangible assets and property, plant and equipment, we undertook the following to test management’s assessment for indicators of impairment/impairment reversal:

–     we understood management’s processes and evaluated the design and implementation of controls in respect of the impairment indicator assessment process;

–     we assessed the appropriateness of management’s identification of the Group’s CGUs; and

–     we evaluated and challenged management’s assessment and judgements in respect of impairment/impairment reversal indicators, including ensuring that the impact of climate change, and recent commodity price and foreign exchange volatility, were appropriately considered in management’s impairment indicator assessment and conclusions.

For each CGU where indicators for impairment were identified, and in respect of the De Beers segment and other CGUs where an annual goodwill impairment test was required, management prepared a detailed cash flow model on a FVLCD basis to estimate the recoverable amount, or compared the carrying value to the fair value indicated by the share price of listed subsidiaries, where relevant. Our procedures in respect of each model included:

–     verifying the integrity of formulae and the mathematical accuracy of management’s valuation models;

–     consideration of the impact of the latest life of asset plan assumptions and ensuring that the valuation model reflects the latest plans and, where relevant, sufficient value has been attributed to residual reserves and resources to the extent this would be undertaken by a third party market participant. This included assessing the competence and objectivity of management’s internal technical experts in preparing the plan as well as reviewing the supporting information underpinning the internal expert’s report, where appropriate;

–     assessing the reliability of management’s forecast capital and operating expenses with reference to comparing budgeted results with actual performance in prior periods;

–     with the support of our valuations experts, assessing the discount rate used in each model and whether it fell within a reasonable range taking into account external market data. Our assessment of discount rates also included consideration of country and asset specific risks and challenging management to ensure that these had been appropriately captured in either the discount rate or underlying cash flow forecasts;

–     benchmarking management’s forecast commodity price and foreign exchange assumptions against our own collated consensus data to assess whether they fell within an external analyst range. Specifically in respect of De Beers, we engaged our economics experts to challenge and assess the appropriateness of the methodology and assumptions used in deriving forecast diamond prices;

–     challenging and verifying that the cash flow forecasts appropriately captured and considered the impact of carbon emissions on price, mine plan costs and cost of capital, where material;

–     verifying that costs and benefits of the implementation of projects to mitigate physical climate risk were appropriately included in cash flow forecasts, where such costs and benefits have been incorporated into the approved life of asset plan;

–     assessing whether the assumptions had been determined and applied on a consistent basis, where relevant, across the Group; and

–     assessing the disclosure made over the impairment charges and sensitivities within note 8 to the financial statements and challenging management where any inconsistencies were noted.

216	Anglo American plc	Financial statements and other financial information
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Key audit matter	How our audit addressed the key audit matter

Based on the procedures performed, we noted no material issues arising from our work.

In respect of investments in subsidiaries in the Parent Company, we undertook the following to test management’s assessment for indicators of impairment:

–     evaluated and challenged management’s assessment and judgements, including ensuring that consideration had been given to the results of the Group’s impairment assessment in respect of intangible assets and property, plant and equipment;

–     verified the mathematical accuracy of management’s assessment including that the net assets of the subsidiaries being assessed agreed to the respective subsidiary balance sheet at 31 December 2023; and

–     examined management’s assessment of other internal and external impairment indicators, including considering the market capitalisation of the Group with reference to the carrying value of investments in subsidiaries in the Parent Company to identify other possible impairment indicators.

Based on the procedures performed, we noted no material issues arising from our work.

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Key audit matter	How our audit addressed the key audit matter

Provisions for environmental restoration and decommissioning (Group)

The Group has provisions for environmental restoration and decommissioning of $2,801 million as at 31 December 2023 (2022: $2,667 million).

The calculation of these provisions requires management to estimate the quantum and timing of future costs, taking into account the unique nature of each site, the long timescales involved and the potential associated obligations. These calculations also require management to determine an appropriate rate to discount future costs to their net present value.

Management reviews the environmental restoration and decommissioning obligations at each reporting period, using experts to provide support in its assessment where appropriate. This review incorporates the effects of any changes in local regulations, mining disturbance and rehabilitation activities that have taken place during the year, and management’s anticipated approach to restoration and rehabilitation.

During the 2023 financial year, the Group announced its significant progress towards conformance for all tailings dams in the highest priority rankings according to the GISTM. The Group continues to refine designs and all material costs of conformance with GISTM have been recorded within decommissioning and environmental restoration provisions.

Refer to note 16 for management’s conclusions and the Audit Committee’s views on page 171.

We assessed management’s process for the review of environmental restoration and decommissioning provisions and, for those estimates we consider to be material, performed detailed testing in respect of the cost estimates.

We validated the existence of legal and/or constructive obligations with respect to the provision and considered whether the intended method of restoration and rehabilitation was appropriate. We evaluated the competence and objectivity of management’s experts who produced cost estimates. We read correspondence between management and management’s experts, as well as with mining regulatory bodies, where applicable, and also held meetings with the experts, where relevant, to understand their methodology and inputs. We considered whether any risks associated with climate change impacted either the timing or extent of remediation activities.

For certain of the Group’s environmental restoration and decommissioning provisions, we engaged our own internal experts to assess the work performed by management’s expert. This assessment included a review of any potential contingent liabilities which are not provided for, and identification of any other potential costs requiring recognition or disclosure that could be material.

In assessing the appropriateness of cost estimates, we focused on validating that costs underpinning the accounting provision represent management’s and the experts’ best estimate of expenditure, based on the current extent of mine disturbance as well as any risk adjustments included in the estimate. In respect of claims that have been made by regulatory authorities or government bodies regarding closure estimates, we met with legal counsel, where relevant, to assess the probable outcomes in relation to ongoing claims and exposure and areas where legal requirements are open to interpretation. We assessed the timing of the cash flows and discount rates applied to calculate the present value of estimated costs by comparing the rates applied by management to the yields on government bonds with maturities approximating the timing of cash flows for each territory and currency.

Specifically in relation to the Group’s conformance with the GISTM, we obtained the assessments performed by management to ensure cost estimates had been included for any material expenditure required with respect to the tailings facilities.

We validated the integrity of formulae and mathematical accuracy of management’s calculations.

Based on the procedures performed, we noted no material issues arising from our work.

218	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Independent auditors’ report to the members of Anglo American plc

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the Group and the Parent Company, the accounting processes and controls, and the industry in which they operate.

The Group is organised into eight reportable segments – De Beers, Copper, Platinum Group Metals, Iron Ore, Steelmaking Coal, Nickel, Manganese and Crop Nutrients, as well as a Corporate function. Each segment is further divided into businesses which align to discrete country or joint venture operations. We have identified each business as a component, with each component typically representing a consolidation of a number of discrete country operations.

The Group’s accounting processes for managed operations are structured around a local finance function at each component, which is supported by the Group’s central functions including: i) one of the Group’s three shared service centres in South Africa, Brazil or Australia; and ii) with the exception of De Beers and Steelmaking Coal, the Group’s Marketing business in Singapore where the majority of the Group’s commodity sales are transacted and processed. Each component reports to the Group through an integrated consolidation system.

Based on our risk and materiality assessments, we determined which components required an audit of their complete financial information having consideration to the relative significance of each component to the Group, locations with significant inherent risks and the overall coverage obtained over each material line item in the consolidated financial statements.

We scoped in ten components requiring an audit of their complete financial information, of which five were considered to be financially significant components. The additional five components subject to a complete audit were selected due to specific risk characteristics and in order to achieve sufficient coverage in respect of each material line item in the financial statements, including the Group’s Corporate function. In addition, one component was scoped in for an audit of specific account balances and one component was scoped in for specified procedures to obtain appropriate coverage of all material balances.

Recognising that not every operation or business in a component is included in our Group audit scope, we considered as part of our Group audit oversight responsibility what audit coverage had been obtained in aggregate by our component teams by reference to operations or businesses at which audit work had been undertaken. For all other components, the Group team performed analytical review procedures.

Where the work was performed by component audit teams or at a central function, we determined the level of involvement we needed to have in the audit work at those components to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the Group financial statements as a whole.

The Group audit team visited component teams and local operations in South Africa, Singapore and Brazil during the 2023 audit. This is in addition to site visits to component teams and local operations in Chile, Peru, South Africa, Australia and Singapore in the prior year. Furthermore, our oversight procedures included the issuance of formal, written instructions to component auditors setting out the work to be performed at each location and regular communication throughout the audit cycle including regular component calls through video conferencing, review of component auditor workpapers and participation in audit clearance meetings.

Taken together, the components where we performed our audit work accounted for 98% of consolidated revenue, 95% of consolidated profit before tax and 94% of consolidated profit before tax, special items and remeasurements. This was before considering the contribution to our audit evidence from performing audit work at the Group level, including disaggregated analytical review procedures and our evaluation of entity level controls, which covers a significant portion of the Group’s smaller and lower risk components that were not directly included in our Group audit scope.

The financial statements of the Parent Company are prepared using the same accounting processes as the Group’s central functions and were audited by the Group audit team.

The impact of climate risk on our audit

Climate change is one of the Group’s principal risks. As part of our audit, we made enquiries of management to understand its process to assess the extent of the potential impact of climate change risks on the Group and its financial statements. Management has explained how it has considered the impact of climate change on the financial statements, including specifically in respect of cash flow projections for impairment testing, in note 7 to the financial statements. This includes its consideration of risks and opportunities that could impact the financial statements.

We used our knowledge of the Group to consider the risk assessment performed by management, including its assessment of the strategic and financial resilience of the Group’s portfolio under various scenarios. Management remains committed to achieving its previously stated 2040 climate ambitions. During 2022, management engaged the Carbon Trust to conduct an independent assessment to provide external verification regarding the alignment of the Group’s Scope 1 and 2 ambitions with a well-below 2° scenario. As a result of this assessment, and recognising that with forecasts of any type there is a margin of error, management has confidence that capital deployment in accordance with the Group’s operational carbon neutrality ambitions is capital aligned with a contribution to achieving the goals of the Paris Agreement. For financial statement reporting purposes, as detailed in note 7, no specific climate scenario is used when determining asset valuations as no single scenario is representative of management’s best estimate of the likely assumptions that would be used by a market participant when valuing the Group’s assets. The forecasts for determining asset valuations also include an adjustment for the cost of unabated future Scope 1 and 2 emissions irrespective of whether each jurisdiction currently has a carbon tax or similar regime in place.

We considered management’s financial statement reporting risk assessment in respect of climate change, focusing on those areas considered to be most heavily impacted such as management’s impairment assessment over non-current assets. Whilst the impact is uncertain, we particularly considered the impact of both physical and transition risks arising due to climate change, as well as related opportunities and climate targets made by the Group, including any incremental capital expenditure and/or operating costs, on the recoverable value of the Group’s assets.

The Group has set climate targets, which include a commitment to be carbon neutral (Scopes 1 and 2) by 2040. Whilst a pathway has been set out to achieve this commitment, further project studies are required to determine how specific categories of emissions can be managed effectively. As a result, not all costs and benefits associated with the projects that will be required to achieve this commitment are included in forward looking estimates including those used to determine the recoverable amount of the Group’s assets. However, this is factored into asset valuations through the application of a carbon cost as described above. Where the Group has a high degree of confidence that projects supporting the achievement of these targets are technically feasible, the related costs and benefits are included in the relevant Life of Asset Plan and relevant forward looking estimates.

The useful lives of the Group’s mines are reassessed annually and changes could impact depreciation charges and timing of mine restoration activities. Based on the current life of asset plans there were no indications that useful lives had been materially impacted by climate change. Our work on impairment is further described in the relevant Key Audit Matter. We have also read the disclosures made in relation to climate change, in the other information within the Annual Report, and considered their consistency with the financial statements and our knowledge from our audit.

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Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Financial statements – Group	Financial statements – Parent Company
Overall materiality	$400 million (2022: $400 million).	$300 million (2022: $300 million).
How we determined it	approximately 3.4% of the Group’s three year-average consolidated profit before tax, special items and remeasurements	approximately 1% of the Parent Company’s total assets
Rationale for benchmark applied	Profit before tax, special items and remeasurements is used as the materiality benchmark. The directors use this measure as they believe that it reflects the underlying performance of the Group. We consider that it is most appropriate to calculate materiality based on a three-year average of profit before tax, special items and remeasurements to respond to longer-term trends in commodity markets and to dampen the impact of short-term price volatility. We used judgement to cap our materiality at $400 million.	We considered total assets to be an appropriate benchmark for the Parent Company, given that it is the ultimate holding company and holds material investments in subsidiary undertakings. We used judgement to cap our materiality at $300 million.

For each component in the scope of our Group audit, we allocated a materiality that is less than our overall Group materiality. The range of materiality allocated across components was $60 million to $110 million.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% (2022: 75%) of overall materiality, amounting to $300 million (2022: $300 million) for the Group financial statements and $225 million (2022: $225 million) for the Parent Company financial statements.

In determining the performance materiality, we considered a number of factors - the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls - and concluded that an amount at the upper end of our normal range was appropriate.

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above $20 million (Group audit) (2022: $20 million) and $15 million (Parent Company audit) (2022: $15 million) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

Our evaluation of the directors’ assessment of the Group’s and the Parent Company’s ability to continue to adopt the going concern basis of accounting included:

–	Obtaining and examining management’s base case forecast and downside scenarios, which include pricing and production downsides alongside a significant operational incident, and checking that the forecasts have been subject to board review and approval;

–	Considering the historical reliability of management forecasting for cash flow and net debt by comparing budgeted results to actual performance;

–	Checking the key inputs into the models, such as commodity prices and production forecasts, to ensure that these were consistent with our understanding and the inputs used in other key accounting judgements in the financial statements;

–	Performing our own independent sensitivity analysis to understand the impact of changes in cash flow and net debt on the resources available to the Group;

–	Checking the covenants applicable to the Group’s borrowings and examining whether management’s assessment supports ongoing compliance with those covenants; and

–	Reading management’s paper to the Audit Committee in respect of going concern, and agreeing the forecasts set out in this paper to the underlying base case cash flow model.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group’s and the Parent Company’s ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the Group’s and the Parent Company’s ability to continue as a going concern.

In relation to the directors’ reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors’ statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors’ report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

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With respect to the Strategic Report and Directors’ report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below.

Strategic Report and Directors’ report

In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic Report and Directors’ report for the year ended 31 December 2023 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the Group and Parent Company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic Report and Directors’ report.

Directors’ Remuneration

In our opinion, the part of the Directors’ remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

Corporate governance statement

The Listing Rules require us to review the directors’ statements in relation to going concern, longer-term viability and that part of the corporate governance statement relating to the Parent Company’s compliance with the provisions of the UK Corporate Governance Code specified for our review. Our additional responsibilities with respect to the corporate governance statement as other information are described in the Reporting on other information section of this report.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement, included within the Directors’ report is materially consistent with the financial statements and our knowledge obtained during the audit, and we have nothing material to add or draw attention to in relation to:

–	The directors’ confirmation that they have carried out a robust assessment of the emerging and principal risks;

–	The disclosures in the Annual Report that describe those principal risks, what procedures are in place to identify emerging risks and an explanation of how these are being managed or mitigated;

–	The directors’ statement in the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the Group’s and Parent Company’s ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements;

–	The directors’ explanation as to their assessment of the Group's and Parent Company’s prospects, the period this assessment covers and why the period is appropriate; and

–	The directors’ statement as to whether they have a reasonable expectation that the Parent Company will be able to continue in operation and meet its liabilities as they fall due over the period of its assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Our review of the directors’ statement regarding the longer-term viability of the Group and Parent Company was substantially less in scope than an audit and only consisted of making inquiries and considering the directors’ process supporting their statement; checking that the statement is in alignment with the relevant provisions of the UK Corporate Governance Code; and considering whether the statement is consistent with the financial statements and our knowledge and understanding of the Group and Parent Company and their environment obtained in the course of the audit.

In addition, based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit:

–	The directors’ statement that they consider the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for the members to assess the Group’s and Parent Company’s position, performance, business model and strategy;

–	The section of the Annual Report that describes the review of effectiveness of risk management and internal control systems; and

–	The section of the Annual Report describing the work of the Audit Committee.

We have nothing to report in respect of our responsibility to report when the directors’ statement relating to the Parent Company’s compliance with the Code does not properly disclose a departure from a relevant provision of the Code specified under the Listing Rules for review by the auditors.

Responsibilities for the financial statements and the audit

Responsibilities of the directors for the financial statements

As explained more fully in the Statement of directors’ responsibilities, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group’s and the Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

Auditors’ responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

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Based on our understanding of the Group and industry, we identified that the principal risks of non-compliance with laws and regulations related to the failure to comply with environmental regulations, health and safety regulations and anti-bribery and corruption laws, and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as the Companies Act 2006 and applicable tax legislation in the jurisdictions in which the Group has material operations. We evaluated management’s incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries and management bias in accounting estimates. The Group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the Group engagement team and/or component auditors included:

–	Understanding and evaluating the design and implementation of controls designed to prevent and detect irregularities and fraud;

–	Inquiry of management, Internal Audit and the Group’s legal advisors regarding their consideration of known or suspected instances of non-compliance with laws and regulations and fraud;

–	Identifying and testing journal entries, in particular any journal entries posted with unusual account combinations; and

–	Challenging assumptions and judgements made by management in respect of significant accounting judgements and estimates, and assessing these judgements and estimates for management bias.

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the FRC’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors’ report.

Use of this report

This report, including the opinions, has been prepared for and only for the Parent Company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2006 exception reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion:

–	we have not obtained all the information and explanations we require for our audit; or

–	adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or

–	certain disclosures of directors’ remuneration specified by law are not made; or

–	the Parent Company financial statements and the part of the Directors’ remuneration report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Appointment

Following the recommendation of the Audit Committee, we were appointed by the members on 5 May 2020 to audit the financial statements for the year ended 31 December 2020 and subsequent financial periods. The period of total uninterrupted engagement is four years, covering the years ended 31 December 2020 to 31 December 2023.

Other matter

In due course, as required by the Financial Conduct Authority Disclosure Guidance and Transparency Rule 4.1.14R, these financial statements will form part of the ESEF-prepared annual financial report filed on the National Storage Mechanism of the Financial Conduct Authority in accordance with the ESEF Regulatory Technical Standard (‘ESEF RTS’). This auditors’ report provides no assurance over whether the annual financial report will be prepared using the single electronic format specified in the ESEF RTS.

Mark King (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors London

21 February 2024

222	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Primary statements

Consolidated income statement

for the year ended 31 December 2023

	2023				2022
US$ million	Note	Before special items and remeasurements	Special items and remeasurements (note 9)	Total	Before special items and remeasurements	Special items and remeasurements (note 9)	Total
Revenue	2	30,656	(4)	30,652	35,127	(9)	35,118
Operating costs		(24,100)	(2,648)	(26,748)	(24,203)	(1,672)	(25,875)
Operating profit	1, 2	6,556	(2,652)	3,904	10,924	(1,681)	9,243
Non-operating special items	9	—	(100)	(100)	—	(77)	(77)
Net income from associates and joint ventures	2, 14	378	—	378	641	—	641
Profit before net finance costs and tax		6,934	(2,752)	4,182	11,565	(1,758)	9,807
Investment income		427	—	427	214	—	214
Interest expense		(990)	—	(990)	(515)	—	(515)
Other net financing gains/(losses)		7	(31)	(24)	(41)	15	(26)
Net finance costs	4	(556)	(31)	(587)	(342)	15	(327)
Profit before tax		6,378	(2,783)	3,595	11,223	(1,743)	9,480
Income tax expense	5	(2,337)	86	(2,251)	(3,570)	114	(3,456)
Profit for the financial year		4,041	(2,697)	1,344	7,653	(1,629)	6,024
Attributable to:
Non-controlling interests	27	1,109	(48)	1,061	1,617	(107)	1,510
Equity shareholders of the Company		2,932	(2,649)	283	6,036	(1,522)	4,514

Earnings per share (US$)
Basic	3	2.42	(2.19)	0.23	4.97	(1.25)	3.72
Diluted	3	2.40	(2.17)	0.23	4.92	(1.24)	3.68

Consolidated statement of comprehensive income

for the year ended 31 December 2023

US$ million	2023	2022
Profit for the financial year	1,344	6,024
Items that will not be reclassified to the income statement (net of tax)(1)
Remeasurement of net retirement benefit obligation	(53)	(207)
Net revaluation (loss)/gain on equity investments	(40)	20
Items that have been or may subsequently be reclassified to the income statement (net of tax)(1)
Net exchange differences:
Net loss (including associates and joint ventures)	(938)	(1,153)
Cumulative loss transferred to the income statement on disposal of foreign operations	9	—
Revaluation of cash flow hedges:
Net revaluation loss	(11)	(80)
Other comprehensive loss for the financial year (net of tax)	(1,033)	(1,420)
Total comprehensive income for the financial year (net of tax)	311	4,604
Attributable to:
Non-controlling interests	850	1,285
Equity shareholders of the Company	(539)	3,319

(1)	Tax amounts are shown in note 5C.

Anglo American plc	Financial statements and other financial information	223
Integrated Annual Report 2023	Primary statements

Consolidated balance sheet

as at 31 December 2023

US$ million	Note	2023	2022 (restated)(1)
ASSETS
Non-current assets
Intangible assets	11	1,479	2,828
Property, plant and equipment	12	43,949	41,125
Environmental rehabilitation trusts	16, 24	108	107
Investments in associates and joint ventures	14	1,066	1,056
Financial asset investments	15	391	390
Inventories	18	847	809
Trade and other receivables	19	467	440
Deferred tax assets	17	262	198
Derivative financial assets	24	238	49
Pension asset surplus and other non-current assets		410	469
Total non-current assets		49,217	47,471
Current assets
Inventories	18	6,387	6,598
Trade and other receivables	19	4,516	4,483
Current tax assets		170	201
Derivative financial assets	24	118	204
Current financial asset investments	15	48	38
Cash and cash equivalents	21	6,088	8,412
Total current assets		17,327	19,936
Total assets		66,544	67,407

LIABILITIES
Current liabilities
Trade and other payables	20	(6,511)	(7,380)
Short term borrowings	21, 22	(1,740)	(1,420)
Provisions for liabilities and charges	16	(684)	(684)
Current tax liabilities		(326)	(569)
Derivative financial liabilities	24	(94)	(441)
Total current liabilities		(9,355)	(10,494)
Non-current liabilities
Trade and other payables	20	(189)	(249)
Medium and long term borrowings	21, 22	(15,172)	(12,945)
Royalty liability	24	(578)	(510)
Retirement benefit obligations	29	(531)	(510)
Deferred tax liabilities	17	(5,580)	(5,249)
Derivative financial liabilities	24	(648)	(888)
Provisions for liabilities and charges	16	(2,874)	(2,609)
Total non-current liabilities		(25,572)	(22,960)
Total liabilities		(34,927)	(33,454)

Net assets		31,617	33,953

EQUITY
Called-up share capital	26	734	734
Share premium account		2,558	2,558
Own shares	26	(6,275)	(6,272)
Other reserves		(12,820)	(12,070)
Retained earnings		40,860	42,368
Equity attributable to equity shareholders of the Company		25,057	27,318
Non-controlling interests	27	6,560	6,635
Total equity		31,617	33,953

(1)	Comparative figures are restated for the adoption of the amendment to IAS 12, see note 39A.

The financial statements of Anglo American plc, registered number 03564138, were approved by the Board of directors on 21 February 2024 and signed on its behalf by:

Duncan Wanblad	John Heasley
Chief Executive	Finance Director

224	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Primary statements

Consolidated cash flow statement

for the year ended 31 December 2023

US$ million	Note	2023	2022
Cash flows from operating activities
Profit before tax		3,595	9,480
Net finance costs including financing special items and remeasurements	4	587	327
Net income from associates and joint ventures	14	(378)	(641)
Non-operating special items	9	100	77
Operating profit	1	3,904	9,243
Revenue and operating special items and remeasurements	9	2,652	1,681
Cash element of special items		(89)	(12)
Depreciation and amortisation	1	2,685	2,446
Share-based payment charges		175	215
Increase in provisions and net retirement benefit obligations		25	250
Decrease/(increase) in inventories		2	(1,776)
Increase in operating receivables		(384)	(374)
(Decrease)/increase in operating payables		(785)	48
Other adjustments		(70)	168
Cash flows from operations		8,115	11,889
Dividends from associates and joint ventures	14	379	602
Dividends from financial asset investments		3	—
Income tax paid		(2,001)	(2,726)
Net cash inflows from operating activities		6,496	9,765

Cash flows from investing activities
Expenditure on property, plant and equipment	13	(5,876)	(6,191)
Cash flows used in derivatives related to capital expenditure	13	(3)	—
Proceeds from disposal of property, plant and equipment	13	16	7
Investments in associates and joint ventures	14	(15)	(37)
Expenditure on intangible assets		(133)	(129)
Net issuance of financial asset investments	15	(63)	(142)
Interest received and other investment income		377	181
Net cash outflow on acquisitions		(10)	—
Net cash inflow on disposals	34	210	564
Other investing activities		(63)	(70)
Net cash used in investing activities		(5,560)	(5,817)

Cash flows from financing activities
Interest paid		(701)	(420)
Cash flows used in derivatives related to financing activities	21	(605)	(1)
Dividends paid to Company shareholders	6	(1,564)	(3,549)
Distributions paid to non-controlling interests	27	(978)	(1,794)
Proceeds from issuance of bonds		1,950	1,963
Proceeds from other borrowings		1,113	1,537
Capital repayment of lease obligations		(309)	(266)
Repayments of bonds and borrowings		(1,650)	(1,098)
Purchase of shares by Group companies		(274)	(527)
Other financing activities		(205)	(213)
Net cash used in financing activities		(3,223)	(4,368)

Net decrease in cash and cash equivalents		(2,287)	(420)

Cash and cash equivalents at start of year	21	8,400	9,057
Cash movements in the year		(2,287)	(420)
Effects of changes in foreign exchange rates		(39)	(237)
Cash and cash equivalents at end of year	21	6,074	8,400

Anglo American plc	Financial statements and other financial information	225
Integrated Annual Report 2023	Primary statements

Consolidated statement of changes in equity

for the year ended 31 December 2023

US$ million	Total share capital(1)	Own shares(2)	Retained earnings	Cumulative translation adjustment reserve	Other reserves (note 26)	Total equity attributable to equity shareholders of the Company	Non-controlling interests	Total equity
At 31 December 2021	3,295	(6,141)	41,716	(11,696)	651	27,825	6,945	34,770
Adoption of amendments to IAS 12 (see note 39A)	—	—	(43)	—	—	(43)	(28)	(71)
At 1 January 2022 (restated)	3,295	(6,141)	41,673	(11,696)	651	27,782	6,917	34,699
Profit for the year	—	—	4,514	—	—	4,514	1,510	6,024
Other comprehensive loss	—	—	(183)	(963)	(49)	(1,195)	(225)	(1,420)
Dividends	—	—	(3,549)	—	—	(3,549)	(1,566)	(5,115)
Equity settled share-based payment schemes(3)	—	397	(59)	—	1	339	(1)	338
Treasury shares purchased(3)	—	(527)	—	—	—	(527)	—	(527)
Shares cancelled during the year	(3)	—	—	—	3	—	—	—
Other	—	(1)	(28)	—	(17)	(46)	—	(46)
At 31 December 2022 (restated)	3,292	(6,272)	42,368	(12,659)	589	27,318	6,635	33,953
Profit for the year	—	—	283	—	—	283	1,061	1,344
Other comprehensive loss	—	—	(45)	(730)	(47)	(822)	(211)	(1,033)
Dividends	—	—	(1,564)	—	—	(1,564)	(957)	(2,521)
Equity settled share-based payment schemes	—	272	(137)	—	25	160	(3)	157
Treasury shares purchased	—	(275)	—	—	—	(275)	—	(275)
Change in ownership interest in subsidiaries	—	—	(38)	—	—	(38)	37	(1)
Other	—	—	(7)	—	2	(5)	(2)	(7)
At 31 December 2023	3,292	(6,275)	40,860	(13,389)	569	25,057	6,560	31,617

(1)	Includes share capital and share premium.

(2)	Own shares comprise shares of Anglo American plc held by the Company, its subsidiaries and employee benefit trusts (note 26).

(3)	The prior year equity settled share-based payment schemes were presented net of treasury shares purchased. Comparatives were re-presented to align with the current presentation.

226	Anglo American plc	Financial statements and other financial information
Integrated Annual Report 2023

Notes to the financial statements

Financial performance

Profit attributable to equity shareholders decreased by 94% to $283 million (2022: $4,514 million). Underlying earnings decreased by 51% to $2,932 million (2022: $6,036 million).	Profit attributable to equity shareholders $0.3 bn (2022: $4.5 bn)

The following disclosures provide further information about the drivers of the Group’s financial performance in the year. This includes analysis of the respective contribution of the Group’s reportable segments along with information about its operating cost base, net finance costs and tax. In addition, disclosure on earnings per share and the dividend is provided.

1. Operating profit from subsidiaries and joint operations

Overview

US$ million	Note	2023	2022
Revenue before special items and remeasurements		30,656	35,127
Operating costs:
Employee costs	28	(3,839)	(3,630)
Depreciation of property, plant and equipment		(2,623)	(2,401)
Amortisation of intangible assets		(62)	(45)
Third-party commodity purchases		(4,488)	(6,350)
Consumables, maintenance and production input costs		(7,464)	(5,492)
Logistics, marketing and selling costs		(2,749)	(2,898)
Royalties		(971)	(1,238)
Exploration and evaluation		(319)	(322)
Net foreign exchange gains/(losses)		45	(6)
Other operating income		190	313
Other operating expenses		(1,820)	(2,134)
Operating profit before special items and remeasurements		6,556	10,924
Revenue special items and remeasurements	9	(4)	(9)
Operating special items and remeasurements	9	(2,648)	(1,672)
Operating profit		3,904	9,243

Royalties exclude items which meet the definition of income tax on profit and which have been accounted for as taxes. Exploration and evaluation excludes associated employee costs. The full exploration and evaluation expenditure (including associated employee costs) is presented in the table below:

Operating profit before special items and remeasurements is stated after charging:

US$ million	2023	2022
Exploration expenditure	(145)	(155)
Evaluation expenditure	(197)	(191)
Research and development expenditure	(147)	(167)
Provisional pricing adjustment	(6)	(96)

Accounting policy

See note 39C for the Group’s accounting policy on revenue and exploration and evaluation expenditure.

Anglo American plc	Financial statements and other financial information	227
Integrated Annual Report 2023	Notes to the financial statements

Financial performance

2. Financial performance by segment

Overview

The Group’s operating segments are aligned to those businesses that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Operating segments with similar economic characteristics are aggregated into reportable segments.

The Group aggregates the following operating segments into reportable segments:

–  Kumba Iron Ore and Iron Ore Brazil are aggregated into Iron Ore

–  Copper Chile and Copper Peru are aggregated into Copper.

Shipping revenue related to shipments of the Group’s products is shown within the relevant operating segment. Revenue from other marketing and trading activities from shipping and energy solutions within the Marketing business is presented within the ‘Corporate and other’ segment, which also includes unallocated corporate costs and exploration costs.

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 318.

Segment results

	2023
US$ million	Group revenue	Underlying EBITDA	Depreciation and amortisation	Underlying EBIT	Net finance costs and income tax expense		Non- controlling interests	Underlying earnings
Copper	7,360	3,233	(782)	2,451	(1,127)		(225)	1,099
Nickel	653	133	(71)	62	3		—	65
Platinum Group Metals	6,734	1,209	(354)	855	(226)		(181)	448
De Beers	4,267	72	(324)	(252)	(113)		51	(314)
Iron Ore	8,000	4,013	(464)	3,549	(987)		(770)	1,792
Steelmaking Coal	4,153	1,320	(498)	822	(138)		—	684
Manganese	670	231	(86)	145	(77)		(2)	66
Crop Nutrients	225 (1)	(60)	(1)	(61)	(14)		—	(75)
Corporate and other	440	(193)	(210)	(403)	(447)		17	(833)
	32,502	9,958	(2,790)	7,168	(3,126	)(2)	(1,110)	2,932
Less: associates and joint ventures	(1,846)	(717)	105	(612)	233		1	(378)
Subsidiaries and joint operations	30,656	9,241	(2,685)	6,556	(2,893)		(1,109)	2,554
Reconciliation:
Net income from associates and joint ventures				378				378
Special items and remeasurements	(4)			(2,752)				(2,649)
Revenue	30,652
Profit before net finance costs and tax				4,182
Profit attributable to equity shareholders of the Company								283

	2022
US$ million	Group revenue	Underlying EBITDA	Depreciation and amortisation	Underlying EBIT	Net finance costs and income tax expense		Non- controlling interests	Underlying earnings
Copper	5,599	2,182	(587)	1,595	(684)		(151)	760
Nickel	858	381	(64)	317	(58)		—	259
Platinum Group Metals	10,096	4,417	(365)	4,052	(1,132)		(654)	2,266
De Beers	6,622	1,417	(423)	994	(334)		(108)	552
Iron Ore	7,534	3,455	(493)	2,962	(927)		(698)	1,337
Steelmaking Coal	5,034	2,749	(380)	2,369	(729)		—	1,640
Manganese	840	378	(66)	312	(161)		(3)	148
Crop Nutrients	254 (1)	(44)	(1)	(45)	(6)		—	(51)
Corporate and other	554	(440)	(153)	(593)	(276)		(6)	(875)
	37,391	14,495	(2,532)	11,963	(4,307	)(2)	(1,620)	6,036
Less: associates and joint ventures	(2,264)	(1,125)	86	(1,039)	395		3	(641)
Subsidiaries and joint operations	35,127	13,370	(2,446)	10,924	(3,912)		(1,617)	5,395
Reconciliation:
Net income from associates and joint ventures				641				641
Special items and remeasurements	(9)			(1,758)				(1,522)
Revenue	35,118
Profit before net finance costs and tax				9,807
Profit attributable to equity shareholders of the Company								4,514

(1)	Group revenue in respect of Crop Nutrients principally relates to revenue from its associate, The Cibra Group, a fertiliser distributor based in Brazil.

(2)	Comprises net finance costs of $593 million (2022: $358 million) and income tax expense of $2,533 million (2022: $3,949 million).

The segment results are stated after elimination of inter-segment interest and dividends and include an allocation of corporate costs.

228	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Financial performance

2. Financial performance by segment continued

Further information

Group revenue by product

Segments predominantly derive revenue as follows – Copper: copper; De Beers: rough and polished diamonds; Platinum Group Metals: platinum group metals and nickel; Iron Ore: iron ore; Steelmaking Coal: steelmaking coal; Nickel: nickel; Manganese: manganese ore. Revenue reported within Corporate and other includes margins from marketing and trading activities in the Group’s Energy Solutions activities and shipping services provided to third parties. See note 39C for the Group’s accounting policy on revenue recognition.

Other revenue principally relates to iridium, gold, ruthenium and molybdenum. The revenue analysis below includes the Group’s share of revenue in equity accounted associates and joint ventures excluding special items and remeasurements. See note 14.

	2023			2022
US$ million	Revenue from contracts with customers	Revenue from other sources	Group revenue	Revenue from contracts with customers	Revenue from other sources	Group revenue
Copper	6,824	86	6,910	5,247	(80)	5,167
Nickel	1,046	47	1,093	1,422	15	1,437
Platinum	1,723	8	1,731	1,680	6	1,686
Palladium	1,681	9	1,690	2,542	6	2,548
Rhodium	1,509	22	1,531	4,066	21	4,087
Diamonds	4,198	69	4,267	6,608	14	6,622
Iron ore	6,548	606	7,154	6,597	(45)	6,552
Steelmaking coal	3,155	755	3,910	3,544	990	4,534
Thermal coal(1)	213	169	382	495	188	683
Manganese ore	—	670	670	—	840	840
Shipping	1,115	—	1,115	1,362	—	1,362
Other	1,770	279	2,049	1,484	389	1,873
	29,782	2,720	32,502	35,047	2,344	37,391
Reconciliation:
Less: Revenue from associates and joint ventures	—	(1,846)	(1,846)	—	(2,264)	(2,264)
Special items and remeasurements	—	(4)	(4)	—	(9)	(9)
Revenue	29,782	870	30,652	35,047	71	35,118

(1)	For the year ended 31 December 2023, thermal coal represents 1% of Group revenue and comprises sales volumes of 15.3Mt. These arise from transitional marketing support provided to Thungela Resources, purchases from other third parties included within the Marketing business’ energy solutions activities, and secondary product sales from the Steelmaking Coal business.

Revenue from other sources for subsidiaries and joint operations of $870 million (2022: $71 million) includes net fair value gains relating to derivatives of $880 million (2022: net fair value gains of $176 million), net fair value losses relating to provisionally priced contracts of $6 million and revenue remeasurements loss of $4 million (2022: $96 million and $9 million respectively). Derivative net gains/losses include both financial derivatives and the net margin arising on contracts for the physical sale and purchase of third-party material (third-party sales) where these contracts are accounted for as derivatives prior to settlement and are entered into to generate a trading margin.

Group revenue by destination

The Group’s geographical analysis of segment revenue is allocated based on the customer’s port of destination. Where the port of destination is not known, revenue is allocated based on the customer’s country of domicile.

	2023		2022
	US$ million	%	US$ million	%
China	9,891	30%	8,965	24%
India	2,275	7%	2,798	7%
Japan	3,783	12%	5,542	15%
Other Asia	5,710	18%	6,944	18%
South Africa	833	3%	1,312	4%
Other Africa	1,403	4%	2,080	6%
Brazil	923	3%	986	3%
Chile	882	3%	811	2%
Other South America	63	—	10	—
North America	1,230	4%	1,160	3%
Australia	103	—	309	1%
United Kingdom(1)	1,902	6%	1,502	4%
Other Europe	3,504	10%	4,972	13%
	32,502	100%	37,391	100%

(1)	United Kingdom is Anglo American plc’s country of domicile.

Anglo American plc	Financial statements and other financial information	229
Integrated Annual Report 2023	Notes to the financial statements

Financial performance

3. Earnings per share

Overview

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 318.

US$	2023	2022
Earnings per share
Basic	0.23	3.72
Diluted	0.23	3.68
Underlying earnings per share
Basic	2.42	4.97
Diluted	2.40	4.92
Headline earnings per share
Basic	2.06	4.98
Diluted	2.05	4.93

Further information

The calculation of basic and diluted earnings per share is based on the following data:

	Profit attributable to equity
	shareholders of the Company		Underlying earnings		Headline earnings
	2023	2022	2023	2022	2023	2022
Earnings (US$ million)
Basic and diluted earnings	283	4,514	2,932	6,036	2,496	6,050

Weighted average number of shares (million)
Basic number of ordinary shares outstanding	1,214	1,215	1,214	1,215	1,214	1,215
Effect of dilutive potential ordinary shares	6	11	6	11	6	11
Diluted number of ordinary shares outstanding	1,220	1,226	1,220	1,226	1,220	1,226

The weighted average number of ordinary shares in issue is the weighted number of shares in issue throughout the year, and excludes shares held by employee benefit trusts and Anglo American plc shares held by Group companies. The diluted number of ordinary shares outstanding, including share options and awards, is calculated on the assumption of conversion of all dilutive potential ordinary shares. In the year ended 31 December 2023 there were 345,152 (2022: 342,939) share options that were potentially dilutive but not included in the calculation of diluted earnings because they were anti-dilutive.

Headline earnings, a Johannesburg Stock Exchange defined performance measure, is reconciled from profit attributable to equity shareholders of the Company as follows, and the reconciling items below are shown gross and net of tax and non-controlling interests:

	2023		2022
US$ million	Gross	Net	Gross	Net
Profit attributable to equity shareholders of the Company		283		4,514
Special items and remeasurements		2,649		1,522
Underlying earnings for the financial year		2,932		6,036
Revenue remeasurements	(4)	(3)	(9)	(14)
Operating special items – restructuring	(142)	(131)	—	—
Operating remeasurements	(86)	(82)	(80)	(72)
Non-operating special items – charges relating to BEE transactions	—	—	(10)	(9)
Non-operating special items – remeasurement of deferred consideration	(17)	(14)	(111)	(73)
Non-operating special items – disposals	8	6	(3)	(4)
Financing special items and remeasurements	(31)	(31)	15	15
Tax special items and remeasurements	—	(183)	—	126
Other reconciling items	(4)	2	63	45
Headline earnings for the financial year		2,496		6,050

Other reconciling items principally comprise adjustments relating to business combinations in prior years partially offset by impairments in De Beers (2022: relate to adjustments to former operations and disposals of Property, plant and equipment).

230	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Financial performance

4. Net finance costs

Overview

US$ million	2023	2022
Investment income
Interest income from cash and cash equivalents	345	173
Interest income from associates and joint ventures	15	6
Net interest income on defined benefit arrangements	24	20
Other interest income	43	16
	427	215
Less: Interest income capitalised	—	(1)
Investment income	427	214

Interest expense
Interest and other finance expense	(1,322)	(721)
Lease liability interest expense	(62)	(42)
Net interest cost on defined benefit arrangements	(42)	(45)
Unwinding of discount relating to provisions and other liabilities	(79)	(86)
	(1,505)	(894)
Less: Interest expense capitalised	515	379
Interest expense	(990)	(515)

Other net financing (losses)/gains
Net foreign exchange (losses)/gains	(51)	105
Other net fair value gains/(losses)	58	(146)
Other net financing gains/(losses) before special items and remeasurements	7	(41)
Financing remeasurements	(31)	15
Other net financing losses	(24)	(26)

Net finance costs	(587)	(327)

Further information

Interest income recognised on financial assets at amortised cost is $183 million (2022: $96 million) and interest expense recognised on financial liabilities at amortised cost is $769 million (2022: $302 million).

Interest expense capitalised predominantly relates to US dollar denominated borrowings which were capitalised at a weighted average interest rate of 7.1% (2022: 3.7%).

Included in other net fair value gains/losses is $46 million (2022: loss of $47 million) in respect of fair value gains on the revaluation of deferred consideration balances relating to the Mototolo acquisition. Revaluation of deferred consideration balances are classified as special items and remeasurements only when the original gain or loss on disposal or acquisition has been classified as a special item.

5. Income tax expense

Overview

	2023
	Profit
	before tax	Tax charge	Effective
	US$ million	US$ million	tax rate
Calculation of effective tax rate (statutory basis)	3,595	(2,251)	62.6%
Adjusted for:
Special items and remeasurements	2,783	(86)
Associates’ and joint ventures’ tax and non-controlling interests	197	(196)
Calculation of underlying effective tax rate	6,575	(2,533)	38.5%

The underlying effective tax rate was 38.5% for the year ended 31 December 2023. This is higher than the underlying effective tax rate of 34.0% for the year ended 31 December 2022. The underlying effective tax rate in 2023 was mainly impacted by the relative level of profits arising in the Group’s operating jurisdictions.

Anglo American plc	Financial statements and other financial information	231
Integrated Annual Report 2023	Notes to the financial statements

Financial performance

5. Income tax expense continued

Uncertainty and changes to tax regimes can materialise in any country in which we operate and the Group has no control over political acts, actions of regulators, or changes in local tax regimes. Global and local economic and social conditions can have a significant influence on governments’ policy decisions and these have the potential to change tax and other political risks faced by the Group.

A new Mining Royalty Bill in Chile was enacted during August 2023. This legislation creates a new mining royalty regime including both an ‘ad valorem tax’ and a ‘specific mining tax’. While current taxes do not start to accrue until 1 January 2024, the rebasing of the Group's Chilean deferred taxes to reflect the impact of this new regime, has increased the Group's underlying effective tax rate for the year ended 31 December 2023 by 1.2 percentage points.

In line with our published Tax Strategy, the Group actively monitors tax developments at a national level, as well as global themes and international policy trends, on a continuous basis, and has active engagement strategies with governments, regulators and other stakeholders within the countries in which the Group operates, or plans to operate, as well as at an international level. This includes global tax reforms such as those being agreed through the OECD’s Digitalisation of the Economy Project which seeks to reallocate taxing rights for large profitable groups (‘Pillar 1’) and implement a minimum effective tax rate of 15% on profits of large multinational groups in each country in which they operate (‘Pillar 2’). On 23 March 2023, HM Treasury released draft legislation for the Global Minimum Tax rules in the UK which was enacted on 11 July 2023.

Although these rules will only apply to the Group from the financial year ended 31 December 2024 onwards, the Group has carried out an assessment of its potential exposure to Pillar 2 taxes. This assessment is principally based on the application of the transitional safe harbour exemptions within the UK's Pillar 2 legislation and uses data from the most recent submission of the Group’s Country-by-Country report, being for the year ended 31 December 2022. As part of this assessment, the Group has adjusted for one-off events in the year ended 31 December 2022, which are not expected to be repeated in future periods. The Group is not aware of any events in the current year ended 31 December 2023 which would give a materially different result. The assessment has identified a potential exposure where the Pillar 2 effective tax rate is estimated to have been lower than 15%. This exposure is estimated to have had an impact of less than one percentage point to the Group's underlying effective tax rate based on underlying profit before tax for 2022.

The Group continues to review legislation to evaluate the potential impact and is engaging with policymakers in efforts to ensure that guidance and any required additional legislation is aligned to the stated policy objectives and that the Group is well placed to comply.

The Group has applied the mandatory temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar 2 rules.

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 318.

A. Analysis of charge for the year

US$ million	2023	2022
United Kingdom tax	165	106
South Africa tax	585	1,409
Other overseas tax	1,074	1,128
Prior year adjustments	(76)	(80)
Current tax	1,748	2,563
Deferred tax	589	1,007
Income tax expense before special items and remeasurements	2,337	3,570
Special items and remeasurements tax (note 9)	(86)	(114)
Income tax expense	2,251	3,456

Current tax includes royalties which meet the definition of income tax and are in addition to royalties recorded in operating costs.

232	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Financial performance

5. Income tax expense continued

B. Factors affecting tax charge for the year

The reconciling items between the statutory corporation tax rate and the income tax expense are:

US$ million	2023	2022
Profit before tax	3,595	9,480
Less: Net income from associates and joint ventures	(378)	(641)
Profit before tax (excluding associates and joint ventures)	3,217	8,839
Tax calculated at the weighted average annual statutory rate of corporation tax in the United Kingdom of 23.5% (2022: 19.0%)	756	1,679

Tax effects of:
Items non-deductible/taxable for tax purposes	61	(2)

Temporary difference adjustments
Current year losses and temporary differences not recognised	523	390
Recognition of losses and temporary differences not previously recognised	(96)	(6)
Utilisation of losses and temporary differences not previously recognised	(25)	(55)
Write-off of losses and temporary differences previously recognised	33	54
Other temporary differences	105	(23)

Special items and remeasurements
Functional currency remeasurements (note 9)	(119)	(72)
Taxable income on intercompany loan write-off	—	298
Utilisation of losses and other temporary differences not previously recognised against intercompany loan write-off income	—	(298)
Other special items and remeasurements	687	289

Other adjustments
Withholding taxes	108	104
Effect of differences between local and United Kingdom tax rates	396	1,176
Prior year adjustments to current tax	(76)	(80)
Other adjustments	(102)	2
Income tax expense	2,251	3,456

The special items and remeasurements reconciling charge of $568 million (2022: $217 million) relates to the net tax impact of total special items and remeasurements before tax calculated at the United Kingdom corporation tax rate less the associated tax recorded against these items and tax special items and remeasurements.

Included within withholding taxes for the year ended 31 December 2023 is a charge of $2 million (2022: credit of $67 million) due to a reassessment of future dividend distributions.

Associates’ and joint ventures’ tax included within Net income from associates and joint ventures for the year ended 31 December 2023 is a charge of $196 million (2022: $379 million). Excluding special items and remeasurements, this remains a charge of $196 million (2022: $379 million).

C. Tax amounts included in other comprehensive income

The Consolidated statement of comprehensive income includes a tax credit on the remeasurement of net retirement benefit obligations recognised directly in equity that will not be reclassified to the income statement of $18 million (2022: $80 million). In addition, there is a tax credit on the net revaluation credit on equity investments recognised directly in equity that will not subsequently be reclassified to the income statement of $1 million (2022: $3 million).

D. Tax amounts recognised directly in equity

In 2023, deferred tax of $6 million (2022: $6 million) was charged directly to equity mainly in relation to movements in share-based payments.

Accounting judgement

The Group’s tax affairs are governed by complex domestic tax legislations, international tax treaties between countries and the interpretation of these by tax authorities and courts. Given the many uncertainties that could arise from these factors, judgement is often required in determining the tax that is due. Where management is aware of potential uncertainties, and where it is judged not probable that the taxation authorities would accept the uncertain tax treatment, a provision is made following the appropriate requirements set out in IFRIC 23 Uncertainty over income tax treatments, and determined with reference to similar transactions and, in some cases, reports from independent experts.

Accounting policy

See note 39G for the Group’s accounting policy on tax.

Anglo American plc	Financial statements and other financial information	233
Integrated Annual Report 2023	Notes to the financial statements

Financial performance

6. Dividends

	2023	2022
Proposed final ordinary dividend per share (US cents)	41	74
Proposed final ordinary dividend (US$ million)	500	905

These financial statements do not reflect the proposed final ordinary dividend as it is still subject to shareholder approval. Dividends paid during the year are as follows:

US$ million	2023	2022
Final ordinary dividend for 2022 – 74 US cents per ordinary share (2021: 118 US cents per ordinary share)	905	1,440
Final special dividend for 2021 – 50 US cents per ordinary share	—	612
Interim ordinary dividend for 2023 – 55 US cents per ordinary share (2022: 124 US cents per ordinary share)	659	1,497
	1,564	3,549

As at the dividend record date, there are forecasted to be 1,219,991,762 (2022: 1,222,809,154) dividend bearing shares in issue.

234	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Significant items

Special items and remeasurements are a net charge of $2.6 billion and include a $1.6 billion impairment of De Beers assets and a $0.8 billion impairment of Nickel assets.	Special items and remeasurements loss $2.6 bn (2022: $1.5 bn)

During 2023, the significant accounting judgements and estimates made by management included:

–	The assessment of impairment and impairment reversal indicators

–	The estimation of recoverable amount for impairment testing

7. Significant accounting matters

Management necessarily makes judgements and estimates that can have a significant impact on the financial statements. The significant judgements and key sources of estimation uncertainty that affect the results for the year ended 31 December 2023 are set out below and relate to the impairment and impairment reversal of assets. In addition to these items, information about other judgements and estimates determined by management is provided, where applicable, in the relevant note to the financial statements.

The Group also considers the impact of climate change on judgements and estimates. Although not a key judgement or estimate in itself, climate change potentially impacts a number of judgements and estimates made by the Group, particularly where these are reliant on longer term forecasts.

Significant accounting judgements and estimates

Impairment and impairment reversals of assets

Significant accounting judgement – identification of impairment and impairment reversal indicators

The Group assesses at each reporting date whether there are any indicators that its assets and cash generating units (CGUs) may be impaired, or that an impairment reversal is required for previously impaired assets and CGUs (other than goodwill). Assets which have previously been impaired are generally carried on the balance sheet at a value close to their recoverable amount at the last assessment. Therefore in principle any change in operational assumptions or economic parameters could result in further impairment or impairment reversal if an indicator is identified.

The assessment considers a wide range of potential indicators, including revisions to forecast operating performance, changes to capital projects, the impact of external factors such as tax rates for relevant geographies and both the Group’s internal long term economic forecasts and external market data. Judgement is required to determine whether the updates represent significant changes in the service potential of an asset or CGU, and are therefore indicators of impairment or impairment reversal.

Particular judgement may be required to determine whether multiple changes are linked to the same underlying factor and hence should be assessed together, for example where inflationary pressures lead to offsetting increases in both forecast revenues and costs. The Group uses quantitative data and sensitivity analysis using discounted cashflow models to inform these judgements where relevant. For certain previously impaired assets where an impairment or impairment reversal trigger has not been identified at 31 December 2023, it is reasonably possible that an impairment or reversal trigger, and hence a potential material adjustment to the carrying value, may arise within the next twelve months. Further information about these assets is provided below:

Woodsmith

The Woodsmith polyhalite project is currently under construction and has recognised previous impairments of $1.7 billion (2022) which remain eligible for potential impairment reversal. The valuation remains inherently sensitive to changes in economic and operational assumptions, in particular the forecast polyhalite price and discount rate. The Group has reassessed key input assumptions as at 31 December 2023. At this stage the Group believes the assumptions for these key inputs used in the valuation prepared at 31 December 2022 remain appropriate and hence no indicators of impairment or reversal have been identified.

Moranbah-Grosvenor

Moranbah-Grosvenor is a CGU within the Steelmaking Coal segment and has recognised previous impairments of $0.1 billion which remain eligible for potential impairment reversal. The asset valuation is inherently sensitive to changes in economic and operational assumptions, in particular the steelmaking coal price and the AUD/ USD exchange rate. The Group has reviewed operational and macroeconomic developments in the year, including the potential impact of global decarbonisation efforts in response to climate change on forecast steelmaking coal prices, and concluded that there are no indicators of impairment or impairment reversal.

Significant accounting estimate – estimation of recoverable amount

Where indicators of impairment or impairment reversal are identified (or at least annually for goodwill and indefinite life assets), the Group performs impairment reviews to assess the recoverable amount of the relevant operating assets. The recoverable amount is assessed with reference to fair value less costs of disposal, as this is higher than the value in use model for the Group’s assets. The fair value less cost of disposal is estimated with reference to the share price of listed subsidiaries, where appropriate, and for other assets is based on discounted cash flow models. The expected future cash flows used in these models are inherently uncertain and could materially change over time. They may be significantly affected by a number of factors including Ore Reserves and Mineral Resources, together with economic factors such as commodity prices, exchange rates, discount rates and estimates of production costs and future capital expenditure. Where discounted cash flow models based on management’s assumptions are used, the resulting fair value measurements are considered to be at level 3 in the fair value hierarchy, as defined in IFRS 13 Fair Value Measurement, as they depend to a significant extent on unobservable valuation inputs.

Anglo American plc	Financial statements and other financial information	235
Integrated Annual Report 2023	Notes to the financial statements

Significant items

7. Significant accounting matters continued

Cash flow projections are based on financial budgets and Life of Asset Plans or, for non-mine assets, an equivalent appropriate long term forecast, incorporating key assumptions as detailed below:

–	Ore Reserves and Mineral Resources

Ore Reserves and, where considered appropriate, Mineral Resources are incorporated in projected cash flows, based on Ore Reserves and Mineral Resources statements and exploration and evaluation work undertaken by appropriately qualified persons. Mineral Resources are included where management has a high degree of confidence in their economic extraction, despite additional evaluation still being required prior to meeting the required confidence to convert to Ore Reserves. Risk adjustments are applied to the inclusion of these resources where appropriate. For further information refer to the unaudited Ore Reserves and Mineral Resources Report 2023.

–	Commodity and product prices

Commodity and product prices are based on latest internal forecasts, benchmarked with external sources of information such as the range of available analyst forecasts and for the short term, spot prices where applicable. In estimating the forecast cash flows, management also takes into account the expected realised price from existing contractual arrangements. Price forecasts are made with reference to the impact of climate change on supply and demand fundamentals for each commodity but are not aligned to any particular emissions scenario.

–	Foreign exchange rates

Foreign exchange rates are based on latest internal forecasts, benchmarked with external sources of information for relevant countries of operation or directly from external forecasts.

–	Discount rates

Cash flow projections used in fair value less costs of disposal impairment models are discounted based on real post-tax discount rates, assessed annually. Adjustments to the rates are made for any risks that are not reflected in the underlying cash flows, including the risk profile of the individual asset and country risk.

–	Operating costs, capital expenditure and other operating factors

Operating costs and capital expenditure are based on the most recently approved financial budgets. Cash flow projections beyond the budget period are based on Life of Asset Plans, as applicable, and internal management forecasts. Cost assumptions incorporate management experience and expectations, as well as the nature and location of the operation and the risks associated therewith (for example, the grade of Ore Reserves varying significantly over time and unforeseen operational issues). Underlying input cost assumptions are consistent with related output price assumptions. Other operating factors, such as the timelines of granting licences and permits, are based on management’s best estimate of the outcome of uncertain future events at the balance sheet date.

Where an asset has potential for future development through capital investment, to which a market participant would attribute value, and the costs and economic benefits can be estimated reliably, this development is included in the recoverable amount (with appropriate risk adjustments).

Significant estimate: sensitivity disclosures

The recoverable amounts of the following assets are considered to be significant accounting estimates as a material impairment or an impairment reversal could arise within the next twelve months due to a realistic change in assumptions:

–	De Beers

–	Barro Alto

–	Minas-Rio.

Key input and sensitivity information for these assets is provided in note 8.

Climate change

Tackling climate change is the defining challenge of our time and understanding and addressing the implications of climate change for our business is embedded in our strategy. The Group’s response to climate change is implemented at an asset-level through the Group’s Sustainable Mining Plan and related Life of Asset Plans. Climate change potentially impacts judgements and estimates made when preparing the Group’s financial statements. Potential impacts arise in three principal areas; physical risk such as extreme weather events or long term changes in climate patterns, transition risk as demand shifts between commodities and the Group’s climate ambitions as the financial impact of climate targets is reflected in operational decisions and cost structures.

The estimation of recoverable amounts for the Group’s non-current assets is currently the only judgement or estimate which is materially impacted by climate change. Further information about this estimate, together with additional information in other areas which may be impacted in the medium to long term, is provided below:

Judgement/Estimate	Physical Risk	Transition Risk
Estimation of recoverable amounts
Useful economic lives of non-current assets	_
Net realisable value of inventory	_	_
Measurement of rehabilitation and decommissioning provisions

Significant impact on judgement/estimate
Moderate impact on judgement/estimate
–	Limited impact on judgement/estimate

Estimation of recoverable amounts

Physical risk

The cashflow forecasts used to determine the recoverable amount of the Group’s assets reflect our current best-estimate of the impact of material physical risks. The most significant impacts generally relate to managing either an excess or scarcity of water resources and the resulting impact on production levels. Cashflow forecasts also include the costs (and benefits) of risk mitigation actions included in the Life of Asset Plan, such as water purchases and the cost of new infrastructure. These forecasts may be revised in future periods as the Group continues its programme of detailed site-specific monitoring and assessments.

Transition risk

Transition risk may impact the recoverable amount of the Group’s assets as forecast commodity prices are a key input in the discounted cashflow models which are used to calculate the recoverable amount. The Group’s discounted cashflow models are prepared on a fair value less cost of disposal basis, which requires input assumptions to be determined from the perspective of a market participant. While the Group has confirmed the strategic and financial resilience of its portfolio under a 1.5°C scenario as part of its Task Force on Climate-Related Financial Disclosures (TCFD) reporting, this scenario is not used for financial reporting purposes as it is not representative of management’s best estimate of the likely assumptions that would be used by a market participant when valuing the Group’s assets.

The Group has not performed a full assessment of the implications of any resilience scenario on asset valuations used for financial reporting purposes. While there is a wide range of possible transition impacts for each level of warming depending on the assumptions made, we anticipate that prices for the majority of the Group’s commodities would be higher than existing forecasts in the short and medium term under a 1.5°C scenario, driven by growing investment in infrastructure associated with the transition to a low carbon economy while carbon prices are also likely to be higher than existing forecasts.

236	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Significant items

7. Significant accounting matters continued

In the longer term, the more rapid decarbonisation of the steel value chain under a 1.5°C scenario through higher steel recycling rates and technological change would be expected to lead to lower benchmark prices for both iron ore and steelmaking coal, although we anticipate that for iron ore this may largely be offset by higher product premiums for the Group’s high quality lump and high grade pellet-feed products given these are particularly well-suited to less carbon intensive steelmaking technologies. The valuation of the Group’s steelmaking coal assets is less sensitive to changes in the long term price than other operations given the remaining asset lives.

Increased demand for battery electric vehicles in a 1.5°C scenario may also pose a downside risk to demand for the PGM-containing catalytic converters used in internal combustion engine (ICE) vehicles, although this is expected to be partly offset by hybrids, which require similar quantities of PGMs, and in the longer term, fuel cell electric vehicles. The recoverable amount of the Group’s PGM assets is currently significantly in excess of their accounting carrying values, which makes these carrying values less sensitive to changing valuation input assumptions than other assets.

Climate ambitions and targets

The Group has announced a number of climate targets, which are disclosed on pages 54-57.

When preparing valuation models on a fair value less cost of disposal basis the Group generally assumes that any purchaser would retain similar climate targets and ambitions. The Group therefore includes the cost and commercial benefits of achieving its emissions reduction ambitions and targets once the Group has a high degree of confidence that a project is technically feasible and it is included in the Life of Asset Plan, which typically aligns with the related capital project being internally approved. This is consistent with the approach taken for other key assumptions such as forecasted operating costs and capital expenditures as outlined above.

Some projects relating to the Group’s climate targets and ambitions are not included in the Life of Asset Plans, generally because it is not yet possible to reliably estimate the costs and benefits or technical feasibility has not been demonstrated. While the costs and benefits of such projects are not included in cashflow forecasts (other than study costs within the next five years), the Group includes an adjustment within the forecast for the cost of unabated future Scope 1 and 2 emissions irrespective of whether each jurisdiction currently has a carbon tax or similar regime in place. When new emissions reduction projects are included in the Life of Asset Plan, the valuation impact of including the related project’s cost is therefore offset by the removal of the cost of the emissions.

Carbon prices are used both as an input into our commodity price forecasts and in our forecast carbon cost for each operation. Carbon costs included in the valuation of each asset are based on the forecast carbon price per tonne/CO2e, multiplied by estimated Scope 1 and 2 emissions for the relevant operation. Short term carbon prices are incorporated based on currently enacted legislation (where relevant). Short term carbon prices for jurisdictions without currently enacted legislation and long term prices for all jurisdictions are based on the latest internal views of what a market participant would assess, formed with reference to external forecasts. Separate carbon prices are used for each region in which the Group operates. These internal prices range between $20 and $95 per tonne (2023 real basis) by 2030.

The Group has an ambition to reduce its Scope 3 emissions by 50% (against a 2020 baseline) by 2040. The Group has signed a number of agreements with steel producers to explore how the Group’s high quality iron ore and steelmaking coal products can facilitate the decarbonisation of the steel value chain. The financial cost of these agreements is incurred centrally and is not expected to be material to the Group. It is therefore not included in asset-level valuation models.

Useful economic lives of non-current assets

Physical risk

Physical risk is not expected to have a material impact on the useful economic lives of the Group’s assets based on the risk assessments conducted to date, given the risk mitigation strategies in place.

Transition risk

Transition risk may impact the useful economic lives of the Group’s mining properties if changing commodity prices extend or reduce the period in which resources can be extracted from an orebody economically. This would in turn impact the depreciation charge.

The depreciation charge relating to mining properties is $859 million. Considering the alignment of the Group’s portfolio to future-enabling products we believe any impact of transition risk is not likely to be material.

The useful economic lives of other assets are generally shorter and therefore less exposed to transition risk than mining properties.

Climate ambitions and targets

Any impact is not currently expected to be material as new technologies will be phased in as existing equipment or other infrastructure naturally come to the end of their life. The introduction of new dual-fuelled LNG vessels into the Group’s shipping fleet has not significantly impacted asset lives as vessels have previously been leased for relatively short periods of up to two years.

Net realisable value of inventory

Physical risk

Any impact is not currently expected to be material.

Transition risk

Transition risk could result in the recognition of an impairment if falling commodity prices mean that the net realisable value is lower than the production cost at which inventory balances are generally recorded.

Notwithstanding this, the majority of the Group’s inventory is expected to be used within one year and is therefore less exposed to transition risk, which will principally impact prices in the medium and long term. The Group’s long term inventory balances principally relate to the Iron Ore and Nickel reportable segments. These commodities are future-enabling for a more sustainable world and hence the carrying value of related inventory is less likely to be impacted by climate change.

Climate ambitions and targets

Any impact is not currently expected to be material.

Measurement of rehabilitation and decommissioning provisions

Physical risk

Physical risk may impact the cost of rehabilitating the Group’s sites, for example higher average rainfall may impact the water management strategies required for the tailings storage facilities. Changing weather patterns may also lead to increased rates of soil erosion and reduced vegetation rates. Cashflow forecasts include the Group’s current best estimate of the impact of such changes.

Transition risk

Transition risk may impact the useful economic lives of the Group’s mines and hence the present value of rehabilitation and decommissioning provisions by changing the period over which the future costs are discounted. The Group has reviewed the sensitivity of its provisions to changing asset lives and concluded that this does not represent an area of material estimation uncertainty.

Climate ambitions and targets

Any impact is not expected to be material.

Anglo American plc	Financial statements and other financial information	237
Integrated Annual Report 2023	Notes to the financial statements

Significant items

8. Impairment and impairment reversals

Overview

The Group has recognised the following impairments as special items in the year ended 31 December 2023:

	2023				2022
US$ million	Before tax	Tax	Non-controlling interests	Net	Before tax	Net
Impairments
De Beers (Diamonds)	(1,601)	12	31	(1,558)	—	—
Barro Alto (Nickel)	(779)	235	—	(544)	—	—
Codemin (Nickel)	(40)	—	—	(40)	—	—
Kolomela (Iron Ore)	—	—	—	—	(313)	(122)
Woodsmith (Crop Nutrients)	—	—	—	—	(1,707)	(1,707)
Impairments recognised as special items	(2,420)	247	31	(2,142)	(2,020)	(1,829)

Impairment reversals
Moranbah-Grosvenor (Steelmaking Coal)	—	—	—	—	211	147
Dawson (Steelmaking Coal)	—	—	—	—	217	152
Impairment reversals recognised as special items	—	—	—	—	428	299
Net impairments recognised as special items	(2,420)	247	31	(2,142)	(1,592)	(1,530)

Further information

Additional information is provided for each of the Group’s assets where an impairment or impairment reversal has been recorded. Additional sensitivity disclosures are also provided for CGUs or groups of CGUs containing the most significant goodwill balances and for other assets where the recoverable amount is considered to be a significant estimate (see note 7).

	2023	2022
US$ million	Impairments	Impairments	Impairment reversals
Allocates as:
Intangibles	(1,438)	(40)	—
Property, plant and equipment	(1,044)	(2,025)	438
Other	(10)	(3)	—
Total	(2,492)	(2,068)	438

Recognised before tax:
As special items	(2,420)	(2,020)	428
Within operating costs before special items	(72)	(48)	10
Total	(2,492)	(2,068)	438

238	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Significant items

8. Impairment and impairment reversals continued

Impairments recorded

De Beers

Overview

The recoverable amount of De Beers was assessed as at 31 December 2023 and an impairment of $1.6 billion ($1.6 billion after tax and non-controlling interest) was recorded to bring the carrying value into line with the recoverable amount of $7.6 billion, calculated using a discount rate of 7.5% (2022: 7.5%). The impairment was allocated primarily to goodwill ($1.4 billion), which has been fully impaired, and property, plant and equipment ($0.2 billion).

Changes in 2023

The reduction in the recoverable amount is primarily driven by lower prices than previous forecasts reflecting a reduction in forecast consumer demand. This reflects macroeconomic uncertainty mainly in the US and China, as well as a strengthening of the US dollar against consumer country currencies which has had an adverse impact on demand in US dollar terms. Management has also updated its best estimates of the timing of differentiation between lab grown and natural diamonds, the impact of recycling, the latest Ore Reserves and Mineral Resources estimates and life of asset plans for the Group’s mines and, less significantly, the financial impact of revised contractual terms relating to De Beers’ longstanding mutually beneficial relationship with the Government of the Republic of Botswana (which are expected to be finalised during 2024).

Inputs to the valuation

The following are key inputs in the consumer demand forecast which in turn drives forecast prices:

–	The model assumes real GDP growth, weighted by the markets in which we operate, of 3.3% (2022: 3.4%) over the next five years and starting from a lower base in 2023.

–	The external foreign exchange medium term forecast against the US dollar in our end consumer markets is annual US dollar depreciation of 2.5% against the Chinese renminbi, 6.2% against the Japanese yen, 1.7% against the euro and 1.3% against the Indian rupee for the medium term compared to 2023 actual average rates.

–	It is still assumed that lab grown diamonds will become clearly established as a product distinct from natural diamonds (as is increasingly clear in the market today given the significant and clear price and consumer offering differential). The model forecasts an imminent bifurcation between lab grown and natural diamond product offerings with only limited residual impact on the natural diamond market in the medium to long term.

Forecast producer currencies are also a key input to the model as the forecasts impact operating costs in US dollar terms. In the medium term, we assume the Southern African producer currencies exchange rates depreciate by 0.1% for the Botswana pula and 0.6% for the South African rand per annum against the US dollar compared to the 2023 actual rates. Thereafter we assume purchasing power parity against the US dollar.

Sensitivities

The valuation remains sensitive to reasonably possible changes in the key inputs. Sensitivities are presented below on the basis that all other assumptions remain constant, although in reality changes may not occur independently of each other:

–	A 0.5 percentage point increase or decrease in consumer countries GDP growth rate results in a change in the impairment charge of $0.6 billion.

–	A 5% appreciation or depreciation of the US dollar against consumer countries’ currencies results in a change in the impairment charge of $0.3 billion.

–	A 5% appreciation or depreciation of producer country currencies against our assumed US dollar results in a change in the impairment charge of $0.6 billion.

–	An increased level of residual competition from lab grown diamonds or a 1 year delay in bifurcation of natural diamonds and lab grown diamonds would result in an increase in the impairment charge of $0.4 billion and $0.3 billion respectively.

–	A 0.5% change in the discount rate would result in a change in the impairment charge of $0.2 billion.

Impairments of goodwill are not eligible for reversal in future periods. The maximum potential reversal within the next twelve months is therefore $0.2 billion.

Barro Alto

The Barro Alto nickel operations had been previously impaired, of which $1 billion remained eligible for potential reversal at the start of the year. The recoverable amount of the CGU was assessed at 30 June 2023 as changes in the long term cost profile were identified as an indicator of impairment. This resulted in an impairment of $0.4 billion.

At 31 December 2023 the recoverable amount of the CGU was assessed again principally due to the short and medium term price outlook changes in the second half of the year, which were considered to be an indicator of impairment. The valuation, calculated using a discount rate of 8.3%, resulted in a further impairment of $0.4 billion, total for the year of $0.8 billion ($0.5 billion after tax), allocated to property, plant and equipment. The remaining carrying value of the CGU represents long term ore stockpiles (non-current inventory), which are required to be blended with future production. The net realisable value of these stockpiles is assessed under IAS 2 Inventories and currently exceeds their carrying value of $0.2 billion.

The valuation is inherently sensitive to changes in economic and operational assumptions. The model prepared at 31 December 2023 uses forecast nickel prices that fell within the analyst range throughout the model. The long term price from 2028 in the model fell within the third quartile of the analyst price range of $8.41/lb to $8.83/lb (LME Nickel, 2023 real basis). The model used a forecast for the average Brazilian real to US dollar real exchange rate which fell within the range of 5.0 BRL/$ to 5.3 BRL/$.

Sensitivities were considered to assess the impact of changes in key assumptions, principally price and foreign exchange forecasts. If the future nickel prices were increased by 10% throughout the valuation model with all other valuation assumptions remaining the same, the valuation would have increased by $0.4 billion. A 10% depreciation of the Brazilian real compared to the valuation assumptions would have resulted in an increase to the valuation of $0.3 billion.

Other assets

Minas-Rio

The Minas-Rio CGU includes the Minas-Rio iron ore mine and the Ferroport joint venture, which provides port services to ship the mine’s production. The CGU has been previously impaired, of which $5.9 billion remained eligible for potential reversal at the start of the year. At 31 December 2023 the recoverable amount of the CGU was assessed as changes to the medium and long term price outlook and revisions to the forecast production and capital expenditure profile indicated that the recoverable amount may have changed. The valuation, calculated using a discounted cashflow model and a discount rate of 7.8% was consistent with the carrying amount of $7.3 billion.

Anglo American plc	Financial statements and other financial information	239
Integrated Annual Report 2023	Notes to the financial statements

Significant items

8. Impairment and impairment reversals continued

The valuation is inherently sensitive to changes in economic and operational assumptions and the recoverable amount is considered to be a significant accounting estimate. The valuation model uses forecast iron ore prices that fall within the analyst range throughout the model. The long term price from 2028 fell within the top quartile of the analyst price range of $84/tonne to $100/tonne (Platts 62% CFR Reference basis, 2023 real basis). The model used a forecast for the average Brazilian real to US dollar real exchange rate which fell within the range of 5.0 BRL/$ to 5.3 BRL/$.

Sensitivities were considered to assess the impact of changes in key assumptions, principally price and foreign exchange forecasts. If the future iron ore prices were increased or decreased by 10% throughout the valuation model with all other valuation assumptions remaining the same, the valuation would have changed by $2.0 billion. A 10% depreciation of the Brazilian real compared to the valuation assumptions would have resulted in an increase to the valuation of $0.9 billion. A 10% appreciation of the Brazilian real compared to the valuation assumptions would have resulted in a decrease to the valuation of $1.0 billion.

2022

Impairments/impairment reversals recorded

Kolomela

At 31 December 2022, following revisions to the forecast production and cost profile in the latest Life of Asset Plan, the valuation of the Kolomela mine was assessed and an impairment of $0.3 billion ($0.1 billion after tax and non-controlling interest) was recorded against property, plant and equipment to bring the carrying value in line with the recoverable amount of $0.7 billion, calculated using a discount rate of 8.8%.

Moranbah-Grosvenor

Improvements in the economic environment and the current market conditions were considered to be a trigger for impairment reversal. A partial impairment reversal of $0.2 billion ($0.1 billion after tax) was recognised against property, plant and equipment, based on discounted cashflows using a discount rate of 6.7%, to bring the carrying value to $2.4 billion.

Dawson

Improvements in the economic environment and the current market conditions were considered to be a trigger for impairment reversal. An impairment reversal of $0.2 billion ($0.2 billion after tax) was recognised against property, plant and equipment, based on discounted cashflows using a discount rate of 6.7%, bringing the carrying value to $0.3 billion.

Woodsmith

In 2022, project team proposals, endorsed by the Board at the end of the year, indicated there would be changes to the configuration of the project that would incur higher future capital expenditure and result in a longer construction schedule with first product expected to be brought to market in 2027. These items were identified as an indicator of impairment and the carrying value of the related assets was assessed as at 31 December 2022 based on discounted cashflows using a discount rate of 9.58%. This resulted in an impairment of $1.7 billion ($1.7 billion after tax) to bring the carrying value into line with the recoverable amount of $0.9 billion. The impairment was allocated primarily to property, plant and equipment.

Accounting judgements

Impairment testing involves a number of significant accounting judgements and estimates, which are set out in note 7.

CGU assessment

As set out in note 7, the Group regularly assesses each of its cash generating units (CGUs) for indicators of impairment or impairment reversal. The Group applies judgement when allocating its assets to CGUs, which are defined as the smallest group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where an operation is vertically integrated so that each activity/process feeds into the next one until a final product is produced, particular judgement may be required to determine whether there is an active market for any intermediate product.

The Group’s platinum group metals mining, smelting and processing business is considered to be a single CGU on the basis that there is only an active market for the final refined product and hence none of the preceding stages in the production process would be capable of generating independent cash inflows.

240	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Significant items

9. Special items and remeasurements

Overview

	2023				2022
US$ million	Before tax	Tax	Non- controlling interests	Net	Net
Revenue remeasurements	(4)	(2)	3	(3)	(14)
Impairments	(2,420)	247	31	(2,142)	(1,829)
Impairment reversals	—	—	—	—	299
Restructuring costs	(142)	5	6	(131)	—
Operating remeasurements	(86)	5	(1)	(82)	(72)
Operating special items and remeasurements	(2,648)	257	36	(2,355)	(1,602)
Disposals of businesses and investments	(40)	3	8	(29)	32
Adjustments relating to business combinations	(36)	10	—	(26)	(24)
Adjustments relating to former operations	(24)	(1)	3	(22)	(46)
Charges relating to BEE transactions	—	—	—	—	(9)
Non-operating special items	(100)	12	11	(77)	(47)
Financing special items and remeasurements	(31)	—	—	(31)	15
Tax special items and remeasurements	—	(181)	(2)	(183)	126
Total	(2,783)	86	48	(2,649)	(1,522)

Special items

Special items are those items of financial performance that, due to their size and nature, the Group believes should be separately disclosed on the face of the income statement. The Group classifies subsequent adjustments to items classified as special items on initial recognition in subsequent periods as special items. These items, along with related tax and non-controlling interests, are excluded from underlying earnings, which is an Alternative Performance Measure (APM). For more information on the APMs used by the Group, including definitions, please refer to page 318.

–	Operating special items are those that relate to the operating performance of the Group and principally include impairment charges and reversals and restructuring costs relating to significant reorganisation programmes.

–	Non-operating special items are those that relate to changes in the Group’s asset portfolio. This category principally includes profits and losses on disposals of businesses and investments or closure of operations, adjustments relating to business combinations, and adjustments relating to former operations of the Group, such as changes in the measurement of deferred consideration receivable or provisions recognised on disposal or closure of operations in prior periods. This category also includes charges relating to Black Economic Empowerment (BEE) transactions.

–	Financing special items are those that relate to financing activities and include realised gains and losses on early repayment of borrowings, and the unwinding of the discount on material provisions previously recognised as special items.

–	Tax special items are those that relate to tax charges or credits where the associated cash outflow or inflow is anticipated to be significant due to its size and nature, principally including resolution of tax enquiries.

Remeasurements

Remeasurements are items that are excluded from underlying earnings in order to reverse timing differences in the recognition of gains and losses in the income statement in relation to transactions that, whilst economically linked, are subject to different accounting measurement or recognition criteria. Remeasurements include mark-to-market movements on derivatives that are economic hedges of transactions not yet recorded in the financial statements, in order to ensure that the overall economic impact of such transactions is reflected within the Group’s underlying earnings in the period in which they occur. When the underlying transaction is recorded in the income statement, the realised gains or losses are recorded in underlying earnings within either revenue, operating costs or net finance costs as appropriate. If the underlying transaction is recorded in the balance sheet, for example capital expenditure, the realised amount remains in remeasurements on settlement of the derivative.

–	Revenue remeasurements, presented within revenue from other sources, include gains and losses on unsettled derivatives relating to revenue.

–	Operating remeasurements include unrealised gains and losses on derivatives relating to operating costs or capital expenditure transactions. They also include the reversal through depreciation and amortisation of a fair value gain or loss, arising on revaluation of a previously held equity interest in a business combination.

–	Financing remeasurements include unrealised gains and losses on financial assets and liabilities that represent economic hedges, including accounting hedges, related to financing arrangements.

–	Tax remeasurements include foreign exchange impacts arising in US dollar functional currency entities where tax calculations are generated based on local currency financial information and hence tax is susceptible to currency fluctuations.

Anglo American plc	Financial statements and other financial information	241
Integrated Annual Report 2023	Notes to the financial statements

Significant items

9. Special items and remeasurements continued

Revenue remeasurements

The loss of $4 million ($3 million after tax and non-controlling interests) (2022: loss of $14 million) relates to remeasurements on derivatives presented in revenue from other sources. For further details see note 2.

Operating special items

Impairments

Impairments of $2,420 million ($2,142 million after tax and non-controlling interests) recognised for the year ended 31 December 2023 primarily relate to impairments within De Beers: $1,601 million ($1,558 million after tax and non-controlling interests) and Barro Alto (Nickel): $779 million ($544 million after tax).

Further information on significant accounting matters relating to impairments is provided in note 8.

2022

Impairments of $1,829 million recognised for the year ended 31 December 2022 comprise impairments within Woodsmith (Crop Nutrients) $1,707 million and Kolomela (Iron Ore): $122 million.

Impairment reversals

There were no impairment reversals recognised for the year ended 31 December 2023.

2022

Impairment reversals of $299 million for the year ended 31 December 2022 relate to Steelmaking Coal.

Restructuring costs

Restructuring costs associated with an organisational change programme of $142 million ($131 million after tax and non-controlling interests) have been recognised for the year ended 31 December 2023 (2022: nil).

Operating remeasurements

Operating remeasurements reflect a loss of $86 million ($82 million after tax and non-controlling interests) (2022: $72 million) which principally relates to a $82 million (2022: $84 million) depreciation and amortisation charge arising due to the fair value uplift on the Group’s pre-existing 45% shareholding in De Beers, which was required on acquisition of a controlling stake in 2012.

Non-operating special items

Disposals of businesses and investments

The $40 million loss ($29 million after tax and non-controlling interests) relates to the disposal of Kroondal (Platinum Group Metals). Further information is provided in note 34.

2022

The $32 million profit relates to the disposal of Bokoni (Platinum Group Metals).

Adjustments relating to business combinations

The $36 million loss ($26 million after tax) (2022: $24 million) related to adjustments in respect of business combinations in prior years.

Adjustments relating to former operations

The net loss of $24 million ($22 million after tax and non-controlling interests) (2022: $46 million) principally related to deferred consideration adjustments in respect of the Group’s interests in Rustenburg and Union (Platinum Group Metals). The Rustenburg consideration was received in full in March 2023.

Charges relating to BEE transactions

There were no charges relating to BEE transactions for the year ended 31 December 2023.

2022

The charge of $9 million relates to a modification charge under IFRS 2 Share-based Payments following the amendment of the De Beers agreement with Ponahalo Investments (Pty) Ltd.

Financing special items and remeasurements

Financing special items and remeasurements comprise a net fair value loss of $31 million (2022: a net fair value gain of $15 million) in respect of fair value adjustments in relation to cross currency and interest rate swap derivatives and the related bonds.

Tax associated with special items and remeasurements

Tax associated with special items and remeasurements includes a tax remeasurement credit of $119 million (2022: credit of $72 million) principally arising on Brazilian deferred tax, a tax on special items and remeasurement credit of $267 million (2022: charge of $14 million) and a tax special items charge of $300 million (2022: credit of $56 million).

Of the total tax credit of $86 million (2022: credit of $114 million), there is a net current tax charge of $34 million (2022: charge of $41 million) and a net deferred tax credit of $120 million (2022: credit of $155 million).

242	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Capital base

We have a value-focused approach to capital allocation with clear prioritisation: maintain asset integrity; pay dividends to our shareholders while ensuring a strong balance sheet. Discretionary capital is then allocated based on a balanced approach.

Value-disciplined capital allocation throughout the cycle is critical to protecting and enhancing our shareholders’ capital, given the long term and capital intensive nature of our business.

The Group uses attributable return on capital employed (ROCE) to monitor how efficiently assets are generating profit on invested capital for the equity shareholders of the Company. Attributable ROCE is an Alternative Performance Measure (APM). For more information on the APMs used by the Group, including definitions, please refer to page 318.

Attributable ROCE decreased to 16% (2022: 30%). Attributable underlying EBIT decreased to $5.4 billion (2022: $9.7 billion), reflecting the impact of lower realised prices for the Group’s products and inflationary cost pressures. Average attributable capital employed increased to $33.2 billion (2022: $32.0 billion(1)), primarily due to capital expenditure, largely at Quellaveco and Collahuasi (Copper), and shipping vessel lease additions and revaluations (Corporate and Other), partly offset by the reduction in capital employed following the De Beers and Nickel impairments recorded in 2023.

	Attributable ROCE %
	2023	2022
Copper	20	16
Nickel	6	24
Platinum Group Metals	15	86
De Beers	(3)	11
Iron Ore	34	28
Steelmaking Coal	27	85
Manganese	81	138
Crop Nutrients	n/a	n/a
Corporate and other	n/a	n/a
	16	30

(1)	Comparative figures are restated for the adoption of the amendment to IAS 12, see note 39A.

10. Capital by segment

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 318.

Capital employed by segment

Capital employed is the principal measure of segment assets and liabilities reported to the Executive Leadership Team. Capital employed is defined as net assets excluding net debt, vessel lease contracts that are priced with reference to a freight index, the debit valuation adjustment attributable to derivatives hedging net debt and financial asset investments.

	Capital employed
US$ million	2023	2022 (restated)(1)
Copper(1)	14,309	13,661
Nickel	588	1,393
Platinum Group Metals	5,175	4,753
De Beers	7,257	8,218
Iron Ore	9,044	8,488
Steelmaking Coal	3,364	2,837
Manganese	141	210
Crop Nutrients	1,309	489
Corporate and other	1,240	492
Capital employed	42,427	40,541
Reconciliation to Consolidated balance sheet:
Net debt	(10,615)	(6,918)
Variable vessel leases excluded from net debt (see note 21)	(637)	(127)
Debit valuation adjustment attributable to derivatives hedging net debt	3	29
Financial asset investments	439	428
Net assets	31,617	33,953

(1)	Comparative figures are restated for the adoption of the amendment to IAS 12, see note 39A.

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Integrated Annual Report 2023	Notes to the financial statements

Capital base

10. Capital by segment continued

Non-current assets by location

	Intangible assets, Property, plant and equipment		Total non-current assets
US$ million	2023	2022	2023	2022
South Africa	10,352	10,074	10,986	10,778
Botswana	2,025	2,979	2,031	2,982
Other Africa	844	1,084	848	1,088
Brazil	7,112	7,529	7,817	8,138
Chile	8,253	7,424	8,330	7,498
Peru	8,654	8,075	8,693	8,079
Other South America	—	—	1	2
North America	630	563	642	581
Australia and Asia	4,357	3,591	4,838	4,083
United Kingdom(1)	3,102	2,536	3,291	2,653
Other Europe	99	98	99	98
Non-current assets by location	45,428	43,953	47,576	45,980
Unallocated assets			1,641	1,491
Total non-current assets			49,217	47,471

(1)	United Kingdom is Anglo American plc’s country of domicile.

Total non-current assets by location primarily comprise Intangible assets, Property, plant and equipment and Investments in associates and joint ventures.

11. Intangible assets

Overview

Intangible assets comprise goodwill acquired through business combinations, brands, contracts and other non-mining assets.

	2023				2022
US$ million	Brands	Contracts and other intangibles	Goodwill	Total	Brands	Contracts and other intangibles	Goodwill	Total
Net book value
At 1 January	517	640	1,671	2,828	517	608	1,877	3,002
Acquired through business combinations	—	—	50	50	—	—	—	—
Additions	—	191	—	191	—	153	—	153
Amortisation charge for the year	—	(76)	—	(76)	—	(59)	—	(59)
Impairments	(21)	(27)	(1,390)	(1,438)	—	(40)	—	(40)
Currency movements	—	(15)	(61)	(76)	—	(22)	(206)	(228)
At 31 December	496	713	270	1,479	517	640	1,671	2,828
Cost	517	1,258	1,732	3,507	517	1,183	1,742	3,442
Accumulated amortisation and impairment	(21)	(545)	(1,462)	(2,028)	—	(543)	(71)	(614)

Brands, contracts and other intangibles includes $822 million (2022: $889 million) relating to De Beers, principally comprising assets that were recognised at fair value on acquisition of a controlling interest in De Beers in August 2012. At 31 December 2023, $496 million (2022: $517 million) of intangible assets that are deemed to have indefinite useful lives relating to brands in De Beers.

Further information

Goodwill relates to the following cash generating units (CGUs) or groups of CGUs:

US$ million	2023	2022
Copper Chile	124	124
Platinum Group Metals	96	103
De Beers	—	1,434
Other	50	10
	270	1,671

Accounting judgements and estimates

Goodwill and brands are tested at least annually for impairment by assessing the recoverable amount of the related CGU or group of CGUs. Further information in relation to De Beers is set out in note 8. Management believes that any reasonably possible change in a key assumption, on which the recoverable amount of goodwill allocated to the Los Bronces - Chagres CGU (Copper Chile) and Platinum Group Metals is based, would not cause the carrying values to exceed their recoverable amounts. Further details about how the recoverable amounts have been determined are set out in notes 7 and 8.

Accounting policy

See note 39D for the Group’s accounting policies on intangible assets.

244	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Capital base

12. Property, plant and equipment

Overview

Property, plant and equipment comprises the physical assets that make up the Group’s operations. These include acquired mineral rights, capitalised waste stripping and mine development costs, processing plants and infrastructure, vehicles and other equipment.

	2023
	Owned and leased assets
US$ million	Mining properties – Owned	Land and buildings – Owned	Land and buildings – Right-of- use assets	Plant and equipment – Owned	Plant and equipment – Right-of- use assets	Capital works in progress	Total
Net book value
At 1 January	10,032	1,655	464	13,999	312	14,663	41,125
Additions	307	12	53	258	536	6,162	7,328
Depreciation charge for the year	(859)	(147)	(52)	(1,437)	(240)	—	(2,735)
Impairments	(283)	(310)	(11)	(268)	(34)	(138)	(1,044)
Revaluation of shipping leases	—	—	—	—	362	—	362
Disposals	(20)	(11)	—	(88)	(1)	(1)	(121)
Reclassifications	2,825	4,453	—	3,689	—	(10,967)	—
Currency movements	(473)	(51)	(11)	(147)	(1)	(283)	(966)
At 31 December	11,529	5,601	443	16,006	934	9,436	43,949
Cost	25,913	7,052	682	35,130	1,840	11,381	81,998
Accumulated depreciation and impairment	(14,384)	(1,451)	(239)	(19,124)	(906)	(1,945)	(38,049)

	2022
	Owned and leased assets
US$ million	Mining properties – Owned	Land and buildings – Owned	Land and buildings – Right-of- use assets	Plant and equipment – Owned	Plant and equipment – Right-of- use assets	Capital works in progress	Total
Net book value
At 1 January	10,119	1,776	454	13,590	312	13,250	39,501
Additions	586	16	76	102	194	5,860	6,834
Depreciation charge for the year	(890)	(81)	(44)	(1,347)	(195)	—	(2,557)
Impairments	(106)	(82)	(32)	(142)	—	(1,663)	(2,025)
Impairments reversed	181	24	—	197	4	24	430
Revaluation of shipping leases	—	—	—	—	8	—	8
Disposals	(12)	(1)	(6)	(35)	(7)	(23)	(84)
Reclassifications	664	50	22	1,827	—	(2,563)	—
Currency movements	(510)	(47)	(6)	(193)	(4)	(222)	(982)
At 31 December	10,032	1,655	464	13,999	312	14,663	41,125
Cost	25,896	2,673	648	32,394	987	16,496	79,094
Accumulated depreciation and impairment	(15,864)	(1,018)	(184)	(18,395)	(675)	(1,833)	(37,969)

Additions include $515 million (2022: $378 million) of net interest expense incurred on borrowings which fund the construction of qualifying assets that have been capitalised during the year, principally for the Quellaveco copper project in Peru and the Woodsmith project in the UK. The Quellaveco project achieved commercial production on 1 June 2023, after which interest expense incurred on borrowings was recognised within finance costs in the Consolidated income statement.

Depreciation includes $2,623 million (2022: $2,401 million) of depreciation within operating profit, $68 million (2022: $69 million) of depreciation arising due to the fair value uplift on the pre-existing 45% shareholding in De Beers which has been included within operating remeasurements (see note 9), and $44 million (2022: $87 million) of pre-commercial production depreciation on assets used in capital projects which has been capitalised.

The impairment charge for the year relates principally to the Group’s Nickel reportable segment. A charge of $213 million relates to the De Beers reportable segment and was primarily recorded within the mining properties asset class.

Disposals includes disposals of assets and businesses.

Accounting judgements and estimates
Impairment testing

Impairment testing involves a number of significant accounting judgements and estimates, which are set out in note 7.

Commercial production

The Group applies judgement in determining when a mine reaches commercial production. The Group assesses a number of factors when making this judgement. Typically, a mine reaches commercial production when mine assets are consistently operating at 80% of nameplate production capacity. The Group’s Quellaveco copper project is most affected by this judgement in the current year. The Quellaveco project achieved commercial production on 1 June 2023, after which borrowing costs were recognised within finance costs in the Consolidated income statement and assets considered ready for use were reclassified from Capital Work in Progress to appropriate asset classes and subsequently depreciated.

Anglo American plc	Financial statements and other financial information	245
Integrated Annual Report 2023	Notes to the financial statements

Capital base

12. Property, plant and equipment continued

Depreciation

Depreciation is calculated with reference to the Group’s best estimate of useful economic lives of assets. Useful economic lives of mining properties are generally limited to the expected life of the related orebody. The life of the orebody, in turn, is estimated on the basis of the Life of Asset Plan. Where an asset is not dependent on the life of a related orebody, management applies judgment in estimating the remaining useful economic life of the asset. Climate change may impact the useful economic lives of the Group’s mining properties if changing commodity prices extend or reduce the period in which resources can be extracted from an orebody economically.

Deferred stripping

In certain mining operations, rock or soil overlying a mineral deposit, known as overburden, and other waste materials must be removed to access the orebody. The process of removing overburden and other mine waste materials is referred to as stripping.

The Group defers stripping costs onto the balance sheet where they are considered to improve access to ore in future periods. Where the amount to be capitalised cannot be specifically identified because stripping activities and production occur simultaneously, the amount to be capitalised is calculated based on the waste moved in excess of the life of mine average for the component. Determining the average strip ratio for the mine is an accounting estimate. The identification of components is an area of judgement, reflecting the design of each mine. Both accounting judgements and estimates are made with reference to the Life of Asset Plan.

Accounting policy

See note 39D for the Group’s accounting policies on property, plant and equipment.

13. Capital expenditure

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 318.

Capital expenditure by segment

US$ million	2023	2022
Copper	1,684	2,031
Nickel	91	79
Platinum Group Metals	1,108	1,017
De Beers	623	593
Iron Ore	909	834
Steelmaking Coal	619	648
Crop Nutrients	641	522
Corporate and other	59	14
Capital expenditure	5,734	5,738
Reconciliation to Consolidated cash flow statement:
Cash flows used in derivatives related to capital expenditure	(3)	—
Proceeds from disposal of property, plant and equipment	16	7
Direct funding for capital expenditure received from non-controlling interests	129	446
Expenditure on property, plant and equipment	5,876	6,191

Direct funding for capital expenditure from non-controlling interests related to the Quellaveco project was fully drawn in April 2023. Mitsubishi has continued to provide direct funding for its 40% share of capital expenditure relating to the coarse particle recovery project via draw-downs against a committed shareholder facility which are recorded as borrowings on the Group’s Consolidated balance sheet.

Capital expenditure by category

US$ million	2023	2022
Growth projects	1,330	1,595
Life-extension projects	598	582
Stay-in-business	2,902	2,558
Development and stripping	920	1,010
Proceeds from disposal of property, plant and equipment	(16)	(7)
	5,734	5,738

Growth projects and life-extension projects capital expenditure includes the cash flows from derivatives related to capital expenditure and is net of direct funding for capital expenditure received from non-controlling interests.

246	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Capital base

14. Investments in associates and joint ventures

Overview

Investments in associates and joint ventures represent businesses the Group does not control, but instead exercises significant influence or joint control. These include (within the respective businesses) the associate Jellinbah (steelmaking coal production in the Steelmaking Coal segment) and the joint ventures Ferroport (port operations in the Iron Ore segment) and Samancor (manganese mining in the Manganese segment). The Group’s other investments in associates and joint ventures arise primarily in the Platinum Group Metals segment and Crop Nutrients segment.

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 318.

	2023			2022
US$ million	Associates	Joint ventures	Total	Associates	Joint ventures	Total
At 1 January	416	640	1,056	388	633	1,021
Net income from associates and joint ventures	248	130	378	452	189	641
Dividends received	(203)	(184)	(387)	(398)	(210)	(608)
Investments in equity and capitalised loans	4	11	15	6	31	37
Impairments	(10)	—	(10)	(3)	—	(3)
Other movements	2	(2)	—	3	(2)	1
Currency movements	(1)	15	14	(32)	(1)	(33)
At 31 December	456	610	1,066	416	640	1,056

Further information

The Group’s total investments in associates and joint ventures include long term loans of $125 million (2022: $137 million), which in substance form part of the Group’s net investment. These loans are not repayable in the foreseeable future.

The Group’s share of the results of the associates and joint ventures is as follows:

Income statement

US$ million	2023	2022
Group revenue	1,846	2,264
Operating costs (before special items and remeasurements)	(1,234)	(1,225)
Associates’ and joint ventures’ underlying EBIT	612	1,039
Net finance costs	(37)	(16)
Income tax expense	(196)	(379)
Non-controlling interests	(1)	(3)
Net income from associates and joint ventures	378	641

Balance sheet

US$ million	Associates	Joint ventures	Total
Non-current assets	179	1,087	1,266
Current assets	494	416	910
Current liabilities	(155)	(214)	(369)
Non-current liabilities	(62)	(679)	(741)
Net assets as at 31 December 2023	456	610	1,066
Net assets as at 31 December 2022	416	640	1,056

Anglo American plc	Financial statements and other financial information	247
Integrated Annual Report 2023	Notes to the financial statements

Capital base

14. Investments in associates and joint ventures continued

Further information

The Group’s share of the results of the associates and joint ventures is as follows:

	2023
US$ million	Group revenue	Underlying EBITDA	Underlying EBIT	Share of net income	Dividends received
Samancor	670	231	145	66	127
Jellinbah	779	373	360	244	198
Ferroport	105	82	74	50	55
Other	292	31	33	18	7
	1,846	717	612	378	387

	2022
US$ million	Group revenue	Underlying EBITDA	Underlying EBIT	Share of net income	Dividends received
Samancor	840	378	312	148	169
Jellinbah	1,056	674	660	454	393
Ferroport	99	75	69	47	41
Other	269	(2)	(2)	(8)	5
	2,264	1,125	1,039	641	608

	Aggregate investment
US$ million	2023	2022
Samancor	147	212
Jellinbah	415	370
Ferroport	290	280
Other	214	194
	1,066	1,056

Accounting judgements
Impairment

No indicators of impairment were identified for the Group’s material investments in associates and joint ventures during 2023. The key assumptions used in determining the recoverable amounts are set out in note 7.

Accounting policy

See note 39I for the Group’s accounting policy on associates and joint arrangements, which includes joint ventures.

248	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Capital base

15. Financial asset investments

Overview

Financial asset investments include three categories. Financial assets at amortised cost principally comprise loans to and deposits with third parties including the Group’s associates and joint ventures. Assets classified at fair value through other comprehensive income principally comprise investments in equities of other companies. Financial assets held at fair value through profit and loss comprise financial assets that do not meet the criteria to be classified under either of the other two categories.

	2023				2022
US$ million	Financial assets at amortised cost	At fair value through profit and loss	At fair value through other comprehensive income	Total	Financial assets at amortised cost	At fair value through profit and loss	At fair value through other comprehensive income	Total
At 1 January	226	35	167	428	127	60	182	369
Additions	—	6	50	56	—	7	80	87
Interest receivable	6	2	—	8	2	—	—	2
Net loans (repaid)/advanced	(1)	39	—	38	89	(5)	—	84
Disposals	—	—	(5)	(5)	—	—	(134)	(134)
Impairments	—	—	—	—	(2)	—	—	(2)
Impairment reversals	—	—	—	—	17	—	—	17
Fair value and other movements	—	(9)	(76)	(85)	(12)	(29)	50	9
Currency movements	3	—	(4)	(1)	5	2	(11)	(4)
At 31 December	234	73	132	439	226	35	167	428
Current	17	31	—	48	14	24	—	38
Non-current	217	42	132	391	212	11	167	390

Accounting policy

See note 39D for the Group’s accounting policies on financial asset investments.

16. Provisions for liabilities and charges

Overview

US$ million	Environmental restoration	Decommissioning	Employee benefits	Onerous contracts	Legal	Restructuring	Other	Total
At 1 January	(1,761)	(906)	(161)	(30)	(250)	(17)	(168)	(3,293)
Additional provisions charged to income statement	(246)	(29)	(76)	(4)	(34)	(56)	(18)	(463)
Changes in discount rate	38	29	—	—	—	—	—	67
Capitalised	(42)	(121)	—	—	(2)	—	(130)	(295)
Unwinding of discount	(48)	(26)	(3)	(2)	—	—	—	(79)
Amounts applied	97	56	52	4	39	17	14	279
Unused amounts reversed	7	65	7	18	33	1	24	155
Disposals	28	15	—	—	—	—	—	43
Currency movements	39	4	1	(9)	(15)	1	7	28
At 31 December	(1,888)	(913)	(180)	(23)	(229)	(54)	(271)	(3,558)
Current	(148)	(30)	(160)	(23)	(23)	(53)	(247)	(684)
Non-current	(1,740)	(883)	(20)	—	(206)	(1)	(24)	(2,874)

Further information
Environmental restoration

The Group has an obligation to undertake restoration, rehabilitation and environmental work when environmental disturbance is caused by the development or ongoing production of a mining property. A provision is recognised for the present value of such costs, based on management’s best estimate of the legal and constructive obligations incurred. Changes in legislation could result in changes in provisions recognised. It is anticipated that the majority of these costs will be incurred over a period in excess of 20 years.

Decommissioning

Provision is made for the present value of costs relating to the decommissioning of plant or other site restoration work. It is anticipated that the majority of these costs will be incurred over a period in excess of 20 years.

The pre-tax, real discount rates that have been used in calculating the environmental restoration and decommissioning liabilities as at 31 December 2023, in the principal currencies in which these liabilities are denominated and with matching maturities to the timelines are as follows: US dollar: 1.7%–1.9% (2022: 1.7%–1.9%); South African rand: 4.9%–5.0% (2022: 4.5%–5.0%); Australian dollar: 1.5%–1.8% (2022: 1.5%–1.8%); Chilean peso: 2.2%–2.6% (2022: 1.7%–2.2%); and Brazilian real: 5.5%–5.9% (2022: 5.6%–6.0%).

Movements in environmental restoration and decommissioning provisions resulted in a net charge of $219 million within operating profit (2022: net charge of $324 million). In addition, the Group is required to provide guarantees in several jurisdictions in respect of environmental restoration and decommissioning obligations. These have not resulted in the recognition of any additional liabilities.

Anglo American plc	Financial statements and other financial information	249
Integrated Annual Report 2023	Notes to the financial statements

Capital base

16. Provisions for liabilities and charges continued

Decommissioning and environmental restoration provisions also includes management’s best estimates of all material costs of conformance with Global Industry Standard for Tailing Management (GISTM). For further details see note 33.

Employee benefits

Provision is made for statutory or contractual employee entitlements where there is significant uncertainty over the timing or amount of settlement. It is anticipated that these costs will be incurred when employees choose to take their benefits.

Onerous contracts

Provision is made for the present value of certain long term contracts where the unavoidable cost of meeting the Group’s obligations is expected to exceed the benefits to be received.

Other

Other provisions relate to social commitments and other claims and liabilities.

Environmental rehabilitation trusts

The Group makes contributions to controlled funds that were established to meet the cost of some of its restoration and environmental rehabilitation liabilities in South Africa. The funds comprise the following investments, which with the exception of some cash balances, are held in unit trusts:

US$ million	2023	2022
Equity	76	74
Bonds	14	13
Cash and cash equivalents	18	20
	108	107

These assets are primarily denominated in South African rand. Where not held in a unit trust, cash and cash equivalents are held in short term fixed deposits or earn interest at floating inter-bank rates. Bonds held in unit trusts earn interest at a weighted average fixed rate of 10.0% (2022: 10.0%) for an average period of eight years (2022: seven years).

These funds are not available for the general purposes of the Group (see note 24). All income from these assets is reinvested to meet specific environmental obligations. These obligations are included in provisions as stated above.

Accounting judgements and estimates

Environmental restoration and decommissioning provisions

The recognition and measurement of environmental restoration and decommissioning provisions requires judgement and is based on assumptions and estimates, including the required closure and rehabilitation costs, the timing of future cash flows, and the discount rates applied. Future cash flows used to determine environmental restoration and decommissioning provisions are risk adjusted to reflect potential changes in relation to the key assumptions made in the mine closure plan. Discount rates applied to determine environmental restoration and decommissioning provisions represent a market assessment of the time value of money only i.e. a risk-free rate. These rates are calculated on a real basis with reference to the yield for government bonds of the appropriate currency and duration. The Group has considered reasonably possible changes to discount rates and if the discount rates at 31 December 2023 were decreased by 1.0% then the total environmental restoration and decommissioning provisions would increase by $0.5 billion. Increase in discount rates by 1.0% would decrease the total restoration and decommissioning provisions by $0.4 billion.

The Group considers the impact of climate change on environmental restoration and decommissioning provisions, specifically the timing of future cash flows, and has concluded that it does not currently represent a key source of estimation uncertainty. Changes to legislation, including in relation to climate change, are factored into the provisions when the legislation becomes enacted.

Accounting policy

See note 39D for the Group’s accounting policy on environmental restoration and decommissioning obligations.

250	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Capital base

17. Deferred tax

Overview

The movement in net deferred tax liabilities during the year is as follows:

US$ million	2023	2022 (restated)(1)
At 1 January	(5,051)	(4,404)
Charged to the income statement	(469)	(852)
Credited to equity	13	77
Currency movements	189	128
At 31 December	(5,318)	(5,051)

(1)	Comparative figures are restated for the adoption of the amendment to IAS 12, see note 39A.

Further information

Where there is a right of offset of deferred tax balances within the same tax jurisdiction, IAS 12 Income Taxes requires these to be presented after such offset in the Consolidated balance sheet. The closing deferred tax balances before this offset are as follows:

US$ million	2023	2022 (restated)(1)
Deferred tax assets before offset
Tax losses	706	875
Depreciation in excess of capital allowances	240	163
Other temporary differences	638	745
	1,584	1,783
Deferred tax liabilities before offset
Capital allowances in excess of depreciation	(4,410)	(4,317)
Fair value adjustments	(548)	(645)
Withholding tax	(22)	(20)
Other temporary differences	(1,922)	(1,852)
	(6,902)	(6,834)

(1)	Comparative figures are restated for the adoption of the amendment to IAS 12, see note 39A.

The closing deferred tax balances after offset are as follows:

US$ million	2023	2022 (restated)(1)
Deferred tax assets	262	198
Deferred tax liabilities	(5,580)	(5,249)
	(5,318)	(5,051)

(1)	Comparative figures are restated for the adoption of the amendment to IAS 12, see note 39A.

Other temporary differences primarily arise in relation to deferred stripping costs and functional currency differences. The amount of deferred tax charged to the Consolidated income statement is as follows:

US$ million	2023	2022
Capital allowances in excess of depreciation	(252)	(712)
Fair value adjustments	67	1
Tax losses	(92)	(404)
Provisions	(123)	45
Other temporary differences	(69)	218
	(469)	(852)

Deferred tax charged to the income statement includes a credit of $119 million (2022: $72 million) relating to deferred tax remeasurements, a deferred tax on special items and remeasurement credit of $301 million (2022: $27 million) and a deferred tax special items charge of $300 million (2022: credit of $56 million).

Deferred tax assets are recognised to the extent that the business has forecast taxable profits against which the assets can be recovered. While the Group is in an overall net deferred tax liability (2022: liability) position, some deferred tax assets remain unrecognised in jurisdictions where no taxable profits are forecast and no right of offset against the Group’s deferred tax liabilities exists.

Anglo American plc	Financial statements and other financial information	251
Integrated Annual Report 2023	Notes to the financial statements

Capital base

17. Deferred tax continued

The Group has the following temporary differences for which no deferred tax assets have been recognised:

	2023				2022 (restated)(1)
US$ million	Tax losses – revenue	Tax losses – capital	Other temporary differences	Total	Tax losses – revenue	Tax losses – capital	Other temporary differences	Total
Expiry date
Less than five years	155	—	139	294	126	—	2	128
Greater than five years	864	—	898	1,762	832	—	—	832
No expiry date	9,767	2,394	6,594	18,755	6,239	2,501	5,509	14,249
	10,786	2,394	7,631	20,811	7,197	2,501	5,511	15,209

(1)	The 2022 comparative figures have been restated to include $1,279 million of revenue tax losses and other temporary differences.

No deferred tax has been recognised in respect of temporary differences associated with investments in subsidiaries, branches, associates and interests in joint ventures and joint operations where the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. Consistent with the Group’s impairment testing, the Group uses the Board approved forecasts as the basis for the profits expected to arise in the foreseeable future. The aggregate amount of temporary differences associated with such investments in subsidiaries, branches, associates and interests in joint ventures and joint operations is represented by the contribution of those investments to the Group’s retained earnings and amounted to $20,969 million (2022: $20,620 million).

Accounting judgements and estimates
Recognition of deferred tax asset

In accordance with the requirements of IAS 12 Income Taxes, the Group reassesses the recognition and recoverability of deferred tax assets at the end of each reporting period.

Accounting policy

See note 39G for the Group’s accounting policy on tax.

252	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Working capital

This section includes analysis of inventories, receivables and payables. These balances principally relate to current assets and liabilities held to support operating activities.

US$ million	2023	2022
Inventories	7,234	7,407
Trade and other receivables	4,983	4,923
Trade and other payables	(6,700)	(7,629)
	5,517	4,701

Net working capital increased in 2023 led by a decrease in payables largely driven by the impact of lower Platinum Group Metals prices. Inventory and receivables remain broadly flat.

18. Inventories

Overview

Inventories represent goods held for sale in the ordinary course of business (finished products), ore being processed into a saleable condition (work in progress) and spares, raw materials and consumables to be used in the production process (raw materials and consumables).

	2023			2022
US$ million	Expected to be used within one year	Expected to be used after more than one year	Total	Expected to be used within one year	Expected to be used after more than one year	Total
Raw materials, consumables and other	1,100	8	1,108	889	—	889
Work in progress	2,138	822	2,960	2,777	798	3,575
Finished products	3,149	17	3,166	2,932	11	2,943
	6,387	847	7,234	6,598	809	7,407

Further information

The cost of inventories recognised as an expense and included in operating costs amounted to $15,457 million (2022: $16,983 million). The write-down of inventories to net realisable value (net of revaluation of provisionally priced purchases) amounted to $357 million (2022: $106 million).

Accounting estimates

Accounting for inventory involves the use of judgements and estimates, particularly in relation to the measurement and valuation of work in progress inventory within the production process. Certain estimates, including expected metal recoveries and work in progress volumes, are calculated by engineers using available industry, engineering and scientific data. Estimates used are periodically reassessed taking into account technical analysis, historical performance and physical counts. During the year, the Platinum Group Metals business updated its estimate of work in progress quantities following the completion of a physical count. This change in estimate reduced the carrying value of inventories by $89 million.

Accounting policy

See note 39E for the Group’s accounting policy on inventories.

Anglo American plc	Financial statements and other financial information	253
Integrated Annual Report 2023	Notes to the financial statements

Working capital

19. Trade and other receivables

Overview

Trade receivables are amounts due from the Group’s customers for commodities and services the Group has provided. Many of the Group’s sales are provisionally priced, which means that the price is finalised at a date after the sale takes place. When there is uncertainty about the final amount that will be received, the receivable is marked to market based on the forward price.

Trade and other receivables also includes amounts receivable for VAT and other indirect taxes, prepaid expenses and deferred consideration.

	2023			2022
US$ million	Due within one year	Due after one year	Total	Due within one year	Due after one year	Total
Trade receivables	2,468	43	2,511	2,175	46	2,221
Tax receivables	974	214	1,188	978	120	1,098
Accrued income	182	—	182	254	—	254
Prepayments	391	22	413	530	41	571
Contract assets	67	—	67	46	—	46
Other receivables	434	188	622	500	233	733
	4,516	467	4,983	4,483	440	4,923

Further information

The Group applies the simplified expected credit loss model for its trade receivables measured at amortised cost, as permitted by IFRS 9 Financial Instruments. The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience, credit profiles and financial metrics, adjusted as appropriate for current observable data.

As part of its approach to working capital management, the Group uses debtor discounting arrangements. These arrangements are on a non-recourse basis and hence the related receivables are derecognised from the Consolidated balance sheet.

Of the year end trade receivables balance $82 million (2022: $76 million) were past due, stated after an associated impairment provision of $33 million (2022: $22 million). Given the use of payment security instruments and the nature of the related counterparties, these amounts are considered recoverable. The historical level of customer default is minimal and there is no current observable data to indicate a material future default. As a result, the credit quality of year end trade receivables is considered to be high.

Trade receivables do not incur any interest as they are principally short term in nature and therefore are measured at their nominal value (with the exception of receivables relating to provisionally priced sales, as set out in the revenue recognition accounting policy, see note 39C), net of appropriate provisions for estimated irrecoverable amounts.

20. Trade and other payables

Overview

Trade and other payables include amounts owed to suppliers, tax authorities and other parties that are typically due to be settled within 12 months. The total also includes contract liabilities, which represents monies received from customers but for which we have not yet delivered the associated goods or service. These amounts are recognised as revenue when the goods are delivered or the service is provided. All revenue relating to performance obligations which were incomplete as at 31 December 2022 was recognised during the year. Other payables include deferred consideration in respect of business combinations and dividends payable to non-controlling interests.

US$ million	2023	2022
Trade payables	2,716	2,987
Accruals	2,504	2,399
Contract liabilities and deferred income	719	1,492
Tax and social security	198	131
Other payables	563	620
	6,700	7,629

Further information

Trade payables are non-interest bearing and are measured at their nominal value (with the exception of payables relating to provisionally priced commodity purchases which are marked to market using the appropriate forward price) until settled. $189 million (2022: $249 million) of trade and other payables are included within non-current liabilities.

Contract liabilities and deferred income include $608 million (2022: $1,358 million) for payments received in advance for metal which is expected to be delivered within six months and $80 million (2022: $99 million) in respect of freight and performance obligations which are expected to be completed within 30 to 45 days. The decrease in contract liabilities and deferred income is primarily driven by a decrease in metal prices.

254	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Net debt and financial risk management

Net debt increased from $6.9 billion to $10.6 billion during the year, which includes a working capital cash outflow of $1.2 billion, primarily due to a reduction in payables. Gearing has increased from 17% at 31 December 2022 to 25% at 31 December 2023.

US$ million	2023	2022 (restated)(1)
Net assets	31,617	33,953
Net debt including related derivatives (note 21)	10,615	6,918
Variable vessel leases	637	127
Total capital	42,869	40,998
Gearing	25%	17%

(1)	Comparative figures are restated for the adoption of the amendment to IAS 12, see note 39A.

Net debt is calculated as total borrowings excluding variable vessel lease contracts that are priced with reference to a freight index, less cash and cash equivalents (including derivatives that provide an economic hedge of net debt but excluding the impact of the debit valuation adjustment on these derivatives). Total capital is calculated as ‘Net assets’ (as shown in the Consolidated balance sheet) excluding net debt and variable vessel leases.

21. Net debt

Overview

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 318.

Movement in net debt

US$ million	Short term borrowings	Medium and long term borrowings	Total financing activity liabilities	Removal of variable vessel leases	Cash and cash equivalents	Derivatives hedging net debt	Net debt including derivatives
At 1 January 2022	(1,226)	(11,621)	(12,847)	74	9,057	(126)	(3,842)
Cash flow	1,274	(2,990)	(1,716)	(86)	(420)	103	(2,119)
Interest accrued on borrowings	(430)	(130)	(560)	1	—	—	(559)
Reclassifications	(940)	940	—	—	—	—	—
Movement in fair value	8	886	894	—	—	(1,069)	(175)
Other movements	(141)	(143)	(284)	138	—	—	(146)
Currency movements	47	113	160	—	(237)	—	(77)
At 31 December 2022	(1,408)	(12,945)	(14,353)	127	8,400	(1,092)	(6,918)
Cash flow	1,538	(1,941)	(403)	(133)	(2,287)	610	(2,213)
Interest accrued on borrowings	(719)	(75)	(794)	12	—	—	(782)
Reclassifications	(847)	847	—	—	—	—	—
Movement in fair value	14	(293)	(279)	—	—	54	(225)
Other movements	(329)	(622)	(951)	631	—	—	(320)
Currency movements	25	(143)	(118)	—	(39)	—	(157)
At 31 December 2023	(1,726)	(15,172)	(16,898)	637	6,074	(428)	(10,615)

Other movements within financing activity liabilities include $576 million relating to leases entered into in the year ended 31 December 2023 (2022: $278 million) and $362 million (2022: $8 million) relating to shipping lease revaluations, refer to note 23.

Further information

Reconciliation to the Consolidated balance sheet

	Cash and cash equivalents		Short term borrowings		Medium and long term borrowings
US$ million	2023	2022	2023	2022	2023	2022
Balance sheet	6,088	8,412	(1,740)	(1,420)	(15,172)	(12,945)
Bank overdrafts	(14)	(12)	14	12	—	—
Net cash/(debt) classifications	6,074	8,400	(1,726)	(1,408)	(15,172)	(12,945)

Other

Debit valuation adjustments of $3 million (2022: $29 million) reduce the valuation of derivative liabilities hedging net debt reflecting the impact of the Group’s own credit risk. These adjustments are excluded from the Group’s definition of net debt.

Cash and cash equivalents includes $532 million which is restricted (2022: $513 million). This primarily relates to cash which is held in joint operations where the timing of dividends is jointly controlled by the joint operators.

Accounting policy

See note 39F for the Group’s accounting policy on cash and debt.

Anglo American plc	Financial statements and other financial information	255
Integrated Annual Report 2023	Notes to the financial statements

Net debt and financial risk management

22. Borrowings

Overview

The Group borrows mostly in the capital markets through bonds issued in the US markets and under the Euro Medium Term Note (EMTN) programme. The Group uses interest rate and cross currency swaps to ensure that the majority of the Group’s borrowings are exposed to floating rate US dollar interest rates.

As part of its routine financing activities, in March 2023, the Group issued €500 million 4.5% Senior Notes due September 2028 and €500 million 5% Senior Notes due March 2031, and in May 2023, $900 million 5.5% Senior Notes due May 2033.

At 31 December 2022, the following bonds were retained as fixed rate exposure: $193 million 5.375% due April 2025, $99 million 5% due May 2027, $500 million 3.95% due September 2050, and $750 million 4.75% due March 2052. During the year ended 31 December 2023, the Group converted the following bonds to floating rates of interest for the next ten years by entering into interest rate swaps for a notional amount totalling $1.25 billion: $500 million 3.95% due September 2050 and $750 million 4.75% due March 2052. All other bonds at 31 December 2023 and 31 December 2022 were swapped to floating rate exposures.

Further information

	2023				2022
US$ million	Short term borrowings	Medium and long term borrowings	Total borrowings	Contractual repayment at hedge rates	Short term borrowings	Medium and long term borrowings	Total borrowings	Contractual repayment at hedge rates
Secured
Bank loans and overdrafts	43	71	114	114	38	96	134	134
Leases	408	1,107	1,515	1,515	184	676	860	860
	451	1,178	1,629	1,629	222	772	994	994
Unsecured
Bank loans and overdrafts	489	503	992	992	253	509	762	762
Bank sustainability linked loans	—	66	66	66	—	40	40	40
Bonds issued under EMTN programme
3.25% €750m bond due April 2023	—	—	—	—	800	—	800	1,033
1.625% €600m bond due September 2025	—	637	637	714	—	595	595	714
1.625% €500m bond due March 2026	—	523	523	566	—	485	485	566
4.5% €500m bond due September 2028	—	570	570	528	—	—	—	—
3.375% £300 million bond due March 2029	—	341	341	395	—	306	306	395
5% €500m bond due March 2031	—	578	578	528	—	—	—	—
4.75% €745m sustainability linked bond due September 2032	—	825	825	745	—	749	749	745
US bonds
3.625% $650m bond due September 2024	635	—	635	650	—	620	620	650
5.375% $193m bond due April 2025	—	193	193	193	—	192	192	193
4.875% $339m bond due May 2025	—	326	326	339	—	320	320	339
4.75% $700m bond due April 2027	—	664	664	700	—	651	651	700
5% $99m bond due May 2027(1)	—	128	128	159	—	120	120	159
4% $650m bond due September 2027	—	609	609	650	—	595	595	650
2.25% $500m bond due March 2028	—	448	448	500	—	433	433	500
4.5% $650m bond due March 2028	—	622	622	650	—	612	612	650
3.875% $500m bond due March 2029	—	464	464	500	—	454	454	500
5.625% $750m bond due April 2030	—	753	753	750	—	748	748	750
2.625% $1bn bond due September 2030	—	811	811	1,000	—	780	780	1,000
2.875% $500m bond due March 2031	—	430	430	500	—	419	419	500
5.5% $900m bond due May 2033	—	874	874	900	—	—	—	—
3.95% $500m bond due September 2050	—	499	499	500	—	490	490	500
4.75% $750m bond due March 2052	—	749	749	750	—	732	732	750
Mitsubishi facility	—	2,381	2,381	2,381	—	2,323	2,323	2,323
Interest payable and other loans	165	—	165	165	145	—	145	145
	1,289	13,994	15,283	15,821	1,198	12,173	13,371	14,564
Total borrowings	1,740	15,172	16,912	17,450	1,420	12,945	14,365	15,558

(1) Bond acquired as part of the acquisition of Sirius Minerals plc (Crop Nutrients). At maturity the bond will be redeemed at 160% of par value.

Accounting policy

See note 39F for the Group’s accounting policies on bank borrowings and lease liabilities.

256	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Net debt and financial risk management

23. Leases

Overview

Leases relate principally to shipping vessels, corporate offices, employee accommodation and diamond jewellery retail outlets. Leases for shipping vessels typically run for 1 to 10 years and the majority are priced with reference to a freight index and the lease liability is therefore revalued to the spot freight rate at the end of each period. The leases for office space typically run for 5 to 25 years, employee accommodation up to 25 years and leases of retail stores 5 to 25 years. Some longer leases incorporate fixed increases in rentals or provide for annual uplifts based upon an index, typically a measure of inflation.

Further information

Amounts recognised in the Consolidated balance sheet

Lease agreements give rise to the recognition of a right-of-use asset (see note 12) and a related liability for future lease payments (see note 22). Lease liabilities balance and maturity analysis:

US$ million	2023	2022
Amount due for repayment within one year	450	204
Greater than one year, less than two years	266	121
Greater than two years, less than three years	176	96
Greater than three years, less than four years	153	80
Greater than four years, less than five years	124	67
Greater than five years	806	579
Total due for repayment after more than one year	1,525	943
Total	1,975	1,147
Effect of discounting	(460)	(287)
Lease liabilities	1,515	860

Amounts recognised in the statement of profit or loss

US$ million	2023	2022
Depreciation of right-of-use assets (see note 12)	292	239
Interest expense for lease liabilities (included in finance costs, see note 4)	62	42
Expense relating to short term leases less than 12 months, variable leasing costs and leases of low value	145	167

Amounts recognised in the Consolidated cash flow statement

In the Consolidated cash flow statement for the year ended 31 December 2023, the total amount of cash paid in respect of leases recognised on the Consolidated balance sheet are split between repayments of principal of $309 million (2022: $266 million) and repayments of interest of $53 million (2022: $31 million), both included within cash flows from financing activities. The repayment of both principal and interest forms part of both the Attributable free cash flow and Sustaining attributable free cash flow Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 318.

Further disclosures

In addition to the lease commitments above, the Group has lease commitments in relation to leases not yet commenced of $204 million.

Accounting judgements

At the date of inception of a new contract or significant modification of an existing contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the asset for a period of time in exchange for consideration. To identify lease arrangements, the Group assesses whether:

–	The contract specifies the use of an identified asset or collection of assets

–	The Group has the right to obtain substantially all of the economic benefits from the use of the identified asset(s)

–	The Group has the right to direct the use of the asset(s).

The Group has paid particular attention to the judgement over whether the lessor has a substantive right to substitute the specified assets for alternatives.

–	Many assets used by the Group are highly specialised in nature and are purpose-built or modified to meet the Group’s specification. Judgement is required to assess whether the assets can be substituted and used for other purposes without significant additional modification.

–	The remote location of some of the Group’s operations presents practical difficulties to the substitution of assets. Judgement is required to determine whether assets in remote locations can be relocated to other locations within a reasonable timeframe and cost.

–	At some locations, high levels of security restrict the movement of assets to alternative locations, limiting the ability to substitute assets.

–	The Group’s health and safety standards exceed statutory requirements in some jurisdictions. This places limitations on the ability to substitute certain assets, such as vehicles. Judgement is required to assess whether equivalent assets meeting the Group’s requirements can be sourced within required operational timeframes.

Accounting policy

Accounting policies applied to lease liabilities and corresponding right-of-use assets are set out respectively in notes 39F and 39D.

Anglo American plc	Financial statements and other financial information	257
Integrated Annual Report 2023	Notes to the financial statements

Net debt and financial risk management

24. Financial instruments and derivatives

Financial instruments overview

For financial assets and liabilities which are traded on an active market, such as listed investments or listed debt instruments, fair value is determined by reference to market value. For non-traded financial assets and liabilities, fair value is calculated using discounted cash flows, considered to be reasonable and consistent with those that would be used by a market participant, and based on observable market data where available (for example forward exchange rate, interest rate or commodity price curve), unless carrying value is considered to approximate fair value.

Where discounted cash flow models based on management’s assumptions are used, the resulting fair value measurements are considered to be at level 3 in the fair value hierarchy, as defined in IFRS 13 Fair Value Measurement, as they depend to a significant extent on unobservable valuation inputs.

All derivatives that have been designated into hedge relationships have been separately disclosed.

	2023
US$ million	At fair value through profit and loss	Financial assets at amortised cost	At fair value through other comprehensive income	Designated into hedges	Financial liabilities at amortised cost	Total
Financial assets
Trade and other receivables	2,247	1,082	—	—	—	3,329
Derivative financial assets	241	—	—	115	—	356
Cash and cash equivalents	4,359	1,729	—	—	—	6,088
Financial asset investments	73	234	132	—	—	439
Environmental rehabilitation trusts(1)	103	5	—	—	—	108
	7,023	3,050	132	115	—	10,320
Financial liabilities
Trade and other payables	(668)	—	—	—	(5,115)	(5,783)
Derivative financial liabilities	(172)	—	—	(570)	—	(742)
Royalty liability	—	—	—	(91)	(487)	(578)
Borrowings	—	—	—	(11,509)	(5,403)	(16,912)
	(840)	—	—	(12,170)	(11,005)	(24,015)
Net financial assets/(liabilities)	6,183	3,050	132	(12,055)	(11,005)	(13,695)

	2022
US$ million	At fair value through profit and loss	Financial assets at amortised cost	At fair value through other comprehensive income	Designated into hedges	Financial liabilities at amortised cost	Total
Financial assets
Trade and other receivables	2,106	1,114	—	—	—	3,220
Derivative financial assets	241	—	—	12	—	253
Cash and cash equivalents	6,447	1,965	—	—	—	8,412
Financial asset investments	35	226	167	—	—	428
Environmental rehabilitation trusts(1)	100	7	—	—	—	107
	8,929	3,312	167	12	—	12,420
Financial liabilities
Trade and other payables	(735)	—	—	—	(5,271)	(6,006)
Derivative financial liabilities	(592)	—	—	(737)	—	(1,329)
Royalty liability	—	—	—	(80)	(430)	(510)
Borrowings	—	—	—	(8,681)	(5,684)	(14,365)
	(1,327)	—	—	(9,498)	(11,385)	(22,210)
Net financial assets/(liabilities)	7,602	3,312	167	(9,486)	(11,385)	(9,790)

(1)	These funds are not available for the general purposes of the Group. All income from these assets is reinvested to meet specific environmental obligations. These obligations are included in provisions as per note 16.

The Group’s cash and cash equivalents at 31 December 2023 include $4,359 million (2022: $6,447 million) held in high grade money market funds. These funds are selected to ensure compliance with the minimum credit rating requirements and counterparty exposure limits set out in the Group’s Treasury policy.

258	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Net debt and financial risk management

24. Financial instruments and derivatives continued

Fair value hierarchy

An analysis of financial assets and liabilities carried at fair value is set out below:

	2023				2022
US$ million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
At fair value through profit and loss
Provisionally priced trade receivables	—	2,113	—	2,113	—	1,799	—	1,799
Other receivables	—	12	122	134	—	—	307	307
Derivatives hedging net debt	—	119	—	119	—	49	—	49
Other derivatives	—	122	—	122	—	192	—	192
Cash and cash equivalents	4,359	—	—	4,359	6,447	—	—	6,447
Financial asset investments	—	68	5	73	—	31	4	35
Environmental rehabilitation trusts(1)	—	103	—	103	—	100	—	100
Designated into hedges
Derivatives hedging net debt	—	115	—	115	—	12	—	12
At fair value through other comprehensive income
Financial asset investments	46	—	86	132	60	—	107	167
	4,405	2,652	213	7,270	6,507	2,183	418	9,108
Financial liabilities
At fair value through profit and loss
Provisionally priced trade payables	—	(426)	—	(426)	—	(368)	—	(368)
Other payables	—	—	(242)	(242)	—	—	(367)	(367)
Derivatives hedging net debt	—	(92)	—	(92)	—	(416)	—	(416)
Other derivatives	—	(82)	(1)	(83)	—	(205)	—	(205)
Debit valuation adjustment to derivative liabilities	—	3	—	3	—	29	—	29
Designated into hedges
Derivatives hedging net debt	—	(570)	—	(570)	—	(737)	—	(737)
Royalty liability	—	—	(91)	(91)	—	—	(80)	(80)
	—	(1,167)	(334)	(1,501)	—	(1,697)	(447)	(2,144)
Net assets carried at fair value	4,405	1,485	(121)	5,769	6,507	486	(29)	6,964

(1)	These funds are not available for the general purposes of the Group. All income from these assets is reinvested to meet specific environmental obligations. These obligations are included in provisions as per note 16.

Fair value hierarchy	Valuation technique
Level 1	Valued using unadjusted quoted prices in active markets for identical financial instruments. This category includes cash and cash equivalents held in money market funds, listed equity shares and quoted futures.
Level 2	Instruments in this category are valued using valuation techniques where all of the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data. This category includes provisionally priced trade receivables and payables and over-the-counter derivatives.
Level 3	Instruments in this category have been valued using a valuation technique where at least one input (which could have a significant effect on the instrument’s valuation) is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, management determines a reasonable estimate for the input. This category includes deferred consideration, receivables relating to disposals, unlisted equity investments and the embedded derivative relating to the Royalty liability.

The movements in the fair value of the level 3 financial assets and liabilities are shown as follows:

	Assets		Liabilities
US$ million	2023	2022	2023	2022
At 1 January	418	830	(447)	(464)
Net (loss)/profit recorded in the income statement	(22)	(79)	9	(73)
Net (loss)/profit recorded in the statement of comprehensive income	(12)	53	(11)	(80)
Reclassification (from)/to level 3 financial assets/(liabilities)	(7)	9	(23)	—
Additions	94	22	—	—
Settlements and disposals	(233)	(388)	119	153
Currency movements	(25)	(29)	19	17
At 31 December	213	418	(334)	(447)

Anglo American plc	Financial statements and other financial information	259
Integrated Annual Report 2023	Notes to the financial statements

Net debt and financial risk management

24. Financial instruments and derivatives continued

Further information on financial instruments

Borrowings designated in fair value hedges represent listed debt which is held at amortised cost, adjusted for the fair value of the hedged interest rate risk. The fair value of these borrowings is $11,546 million (2022: $8,846 million), which is measured using quoted indicative broker prices and consequently categorised as level 2 in the fair value hierarchy. The carrying value of the remaining borrowings at amortised cost includes bonds which are not designated into hedge relationships, bank borrowings and lease liabilities. The carrying value of these bonds is $323 million (2022: $1,608 million) and the fair value is $330 million (2022: $1,381 million). The carrying value of the remaining borrowings at amortised cost are considered to approximate the fair value.

Offsetting of financial assets and liabilities

The Group offsets financial assets and liabilities and presents them on a net basis in the Consolidated balance sheet only where there is a legally enforceable right to offset the recognised amounts, and the Group intends to either settle the recognised amounts on a net basis or to realise the asset and settle the liability simultaneously.

At 31 December 2023, certain over-the-counter derivatives entered into by the Group and recognised at fair value through profit and loss are both subject to enforceable ISDA master netting arrangements and intended to be settled on a net basis. In accordance with the requirements of IAS 32 Financial Instruments: Presentation, the positions of these derivatives have been offset; those in a liability position totalling $9 million (2022: $7 million) were offset against those in an asset position totalling $281 million (2022: $149 million). The net asset position of $272 million (2022: $142 million) is presented within derivative assets (2022: within derivative assets) in the Consolidated balance sheet.

If certain credit events (such as default) were to occur, additional derivative instruments would be settled on a net basis under ISDA agreements. Interest rate and cross currency interest rate swaps in an asset position totalling $243 million (2022: $78 million) would be offset against those in a liability position totalling $681 million (2022: $1,129 million). These instruments are presented on a gross basis in the Consolidated balance sheet as the Group does not have a legally enforceable right to offset the amounts in the absence of a credit event occurring.

Royalty liability

When the Group acquired the Woodsmith project, the Hancock royalty liability and related embedded derivative were recognised. The royalty liability and associated derivative does not form part of borrowings on the basis that obligations to make cash payments against this liability only arise when the Woodsmith project generates revenues, and that otherwise the Group is not currently contractually liable to make any payments under this arrangement (other than in the event of Anglo American Crop Nutrients Limited’s insolvency).

Derivatives overview

The Group utilises derivative instruments to manage certain market risk exposures; however, it may choose not to designate certain derivatives as hedges for accounting purposes. Such derivatives are classified as ‘Held for trading’ and fair value movements are recorded in the Consolidated income statement.

The use of derivative instruments is subject to limits and the positions are regularly monitored and reported to senior management.

Fair value hedges

In accordance with the Group’s policy, interest rate swaps are taken out to swap the Group’s fixed rate borrowings to floating rate. These have been designated as fair value hedges. The carrying value of the hedged debt is adjusted at each balance sheet date to reflect the impact on its fair value of changes in market interest rates. At 31 December 2023, this adjustment was to decrease the carrying value of borrowings by $508 million (2022: $787 million decrease). Changes in the fair value of the hedged debt are offset against fair value changes in the interest rate swap and recognised in the Consolidated income statement as financing remeasurements. Recognised in the Consolidated income statement is a loss on fair value hedged items of $279 million (2022: $894 million gain), offset by a gain on fair value hedging instruments of $274 million (2022: $906 million loss).

Cash flow hedges

The royalty liability contains an embedded derivative as future payments are linked directly to future revenues. The Group has designated this embedded derivative as a cash flow hedge of future revenue from the Woodsmith project. During the year the Group recognised a loss within other comprehensive income of $11 million (2022: loss of $80 million) and a liability of $91 million (2022: liability of $80 million) within the royalty liability in respect of this derivative.

Held for trading

The Group may choose not to designate certain derivatives as hedges. This may occur where the Group is economically hedged but IFRS 9 Financial Instruments hedge accounting cannot be achieved or where gains and losses on both the derivative and hedged item naturally offset in the Consolidated income statement, as is the case for certain cross currency swaps of non-US dollar debt. A fair value gain of $149 million in respect of these cross currency swaps has been recognised in the Consolidated income statement (2022: loss of $1 million) and is presented within financing remeasurements net of foreign exchange losses on the related borrowings of $149 million (2022: gains of $30 million). Fair value changes on held for trading derivatives are recognised in the Consolidated income statement as remeasurements or within underlying earnings in accordance with the policy set out in note 9.

260	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Net debt and financial risk management

24. Financial instruments and derivatives continued

Further information on derivatives

Fair value of derivative positions

The fair value of the Group’s open derivative positions at 31 December (excluding normal purchase and sale contracts held off balance sheet) recorded within ‘Derivative financial assets’ and ‘Derivative financial liabilities’, is as follows:

	Current				Non-current
	2023		2022		2023		2022
US$ million	Asset	Liability	Asset	Liability	Asset	Liability	Asset	Liability
Derivatives hedging net debt
Fair value hedge
Interest rate swaps	—	(11)	12	—	115	(559)	—	(737)
Held for trading
Cross currency swaps	—	—	—	(265)	119	(92)	49	(151)
Debit valuation adjustment to derivative liabilities	—	—	—	29	—	3	—	—
	—	(11)	12	(236)	234	(648)	49	(888)
Other derivatives	118	(83)	192	(205)	4	—	—	—
Total derivatives	118	(94)	204	(441)	238	(648)	49	(888)

Other derivatives primarily relate to forward foreign currency contracts hedging capital expenditure, forward commodity contracts and other commodity contracts that are accounted for as ‘Held for trading’. These marked to market valuations are not predictive of the future value of the hedged position, nor of the future impact on the profit of the Group. The valuations represent the cost of closing all hedge contracts at 31 December, at market prices and rates available at the time.

Interest Rate Benchmark Reform

Benchmark transition progress

The Group transitioned all remaining trades referenced to the USD LIBOR rate to incorporate alternative risk-free rates with the principal benchmarks used now being EURIBOR, SOFR and SONIA. The Group does not hold any material lease agreements that contain references to existing benchmarks and as a result there is no material impact on the lease liabilities or right-of-use assets at 31 December 2023. Further details of the Group’s transition is included in note 39F.

Fair value of financial instruments

Certain of the Group’s financial instruments, principally derivatives, are required to be measured on the balance sheet at fair value. Where a quoted market price for an identical instrument is not available, a valuation model is used to estimate the fair value based on the net present value of the expected cash flows under the contract. Valuation assumptions are usually based on observable market data (for example forward foreign exchange rate, interest rate or commodity price curves) where available.

Accounting policies

See notes 39D and 39F for the Group’s accounting policies on financial asset investments, impairment of financial assets, derivative financial instruments and hedge accounting.

Anglo American plc	Financial statements and other financial information	261
Integrated Annual Report 2023	Notes to the financial statements

Net debt and financial risk management

25. Financial risk management

Overview

The Board approves and monitors the risk management processes, including documented treasury policies, counterparty limits and controlling and reporting structures. The risk management processes of the Group’s independently listed subsidiaries are in line with the Group’s own policies.

The types of risk exposure, the way in which such exposure is managed and quantification of the level of exposure in the Consolidated balance sheet at 31 December is as follows:

–	Liquidity risk

–	Credit risk

–	Commodity price risk

–	Foreign exchange risk

–	Interest rate risk.

A. Liquidity risk

The Group ensures that there are sufficient committed loan facilities (including refinancing, where necessary) in order to meet short term business requirements, after taking into account cash flows from operations and its holding of cash and cash equivalents, as well as any Group distribution restrictions that exist. In addition, certain projects may be financed by means of limited recourse project finance, if appropriate.

Certain borrowing facilities within the Group are the subject of financial covenants that vary from facility to facility, but which would be considered normal for such facilities, such as the ratio of debt to tangible net worth. The respective borrowers were not in breach with these financial covenants as at 31 December 2023.

The expected undiscounted cash flows of the Group’s financial liabilities, by remaining contractual maturity, based on conditions existing at the balance sheet date, are as follows:

	2023
US$ million	Amount due for repayment within one year	Greater than one year, less than two years	Greater than two years, less than three years	Greater than three years, less than four years	Greater than four years, less than five years	Greater than five years	Total
Net financial liabilities
Borrowings	(1,590)	(1,523)	(1,166)	(1,651)	(1,805)	(9,726)	(17,461)
Expected future interest payments	(547)	(491)	(460)	(430)	(359)	(2,140)	(4,427)
Derivatives hedging debt – net settled	(257)	(122)	(73)	(67)	(45)	(61)	(625)
Derivatives hedging debt – gross settled:
– gross inflows	496	721	578	20	19	387	2,221
– gross outflows	(560)	(801)	(595)	(22)	(22)	(400)	(2,400)
Other financial liabilities	(5,651)	—	(11)	(8)	(14)	(445)	(6,129)
Total	(8,109)	(2,216)	(1,727)	(2,158)	(2,226)	(12,385)	(28,821)

	2022
US$ million	Amount due for repayment within one year	Greater than one year, less than two years	Greater than two years, less than three years	Greater than three years, less than four years	Greater than four years, less than five years	Greater than five years	Total
Net financial liabilities
Borrowings	(1,267)	(773)	(1,340)	(1,056)	(1,568)	(9,077)	(15,081)
Expected future interest payments	(459)	(420)	(379)	(350)	(321)	(2,012)	(3,941)
Derivatives hedging debt – net settled	(237)	(198)	(127)	(87)	(79)	(115)	(843)
Derivatives hedging debt – gross settled:
– gross inflows	1,044	80	709	563	22	388	2,806
– gross outflows	(1,343)	(104)	(796)	(595)	(22)	(423)	(3,283)
Other financial liabilities	(5,963)	(95)	—	(15)	(14)	(358)	(6,445)
Total	(8,225)	(1,510)	(1,933)	(1,540)	(1,982)	(11,597)	(26,787)

The table above does not include cash flows in relation to the Woodsmith royalty financing on the basis that cash flows under this arrangement are not contractually defined, but instead are wholly dependent upon Woodsmith revenue in future years. However, should the Woodsmith primary subsidiary, Anglo American Crop Nutrients Limited, enter insolvency, then it would be required to repay Hancock the principal value of $250 million upon its request.

262	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Net debt and financial risk management

25. Financial risk management continued

The Group had the following undrawn committed borrowing facilities at 31 December:

US$ million	2023	2022
Expiry date
Within one year	1,383	414
Greater than one year, less than two years	691	1,082
Greater than two years, less than three years	789	5,632
Greater than three years, less than four years	547	—
Greater than four years, less than five years	3,747	587
Greater than five years	1	—
	7,158	7,715

In the second half of 2023, the Group refinanced its $4.7 billion revolving credit facility maturing in March 2025, to a one year $1.0 billion facility maturing in November 2024, and a $3.7 billion five year facility maturing in November 2028.

B. Credit risk

Credit risk is the risk that a counterparty to a financial instrument will cause a loss to the Group by failing to pay its obligation.

The Group’s principal financial assets are cash, trade and other receivables, investments and derivative financial instruments. The Group’s maximum exposure to credit risk primarily arises from these financial assets and is as follows:

US$ million	2023	2022
Cash and cash equivalents	6,088	8,412
Trade and other receivables	3,329	3,220
Financial asset investments	307	261
Derivative financial assets	356	253
Environmental rehabilitation trust	108	107
	10,188	12,253

The Group limits credit risk on liquid funds and derivative financial instruments through diversification of exposures with a range of financial institutions. Counterparty limits are set for each financial institution with reference to credit ratings assigned by Standard & Poor’s, Moody’s and Fitch Ratings, shareholder equity (in the case of relationship banks) and fund size (in the case of asset managers).

Given the diverse nature of the Group’s operations (both in relation to commodity markets and geographically), and the use of payment security instruments (including letters of credit from financial institutions), it does not have significant concentration of credit risk in respect of trade receivables, with exposure spread over a large number of customers.

The classification of trade and other receivables excludes prepayments and tax receivables, the classification of financial asset investments excludes equity investments held at fair value through other comprehensive income.

C. Commodity price risk

The Group’s earnings are exposed to movements in the prices of the commodities it produces.

The Group’s policy is to sell its products at prevailing market prices and is generally not to hedge commodity price risk, although some hedging may be undertaken for strategic reasons. In such cases, the Group generally uses forward contracts and other derivative instruments to economically hedge the price risk.

Certain of the Group’s sales and purchases are provisionally priced, meaning that the selling price is determined normally 30 to 180 days after delivery to the customer, based on quoted market prices stipulated in the contract, and as a result are susceptible to future price movements. The exposure of the Group’s financial assets and liabilities to commodity price risk is as follows:

	2023				2022
	Commodity price linked				Commodity price linked
US$ million	Subject to price movements	Fixed price	Not linked to commodity price	Total	Subject to price movements	Fixed price	Not linked to commodity price	Total
Total net financial instruments (excluding derivatives)	1,691	67	(15,067)	(13,309)	1,254	203	(10,171)	(8,714)
Derivatives	42	—	(428)	(386)	(13)	—	(1,063)	(1,076)
	1,733	67	(15,495)	(13,695)	1,241	203	(11,234)	(9,790)

Commodity price linked financial instruments subject to price movements include provisionally priced trade receivables and trade payables.

Commodity price linked financial instruments at fixed price include receivables and payables for commodity sales and purchases no longer subject to price adjustment at the balance sheet date.

D. Foreign exchange risk

As a global business, the Group is exposed to many currencies principally as a result of non-US dollar operating costs and, to a lesser extent, from non-US dollar revenue.

Anglo American plc	Financial statements and other financial information	263
Integrated Annual Report 2023	Notes to the financial statements

Net debt and financial risk management

25. Financial risk management continued

The South African rand, Australian dollar, Chilean peso, and Brazilian real are the most significant non-US dollar currencies influencing costs.

A strengthening of the US dollar against the currencies to which the Group is exposed has a positive effect on the Group’s earnings. The Group’s policy is generally not to hedge such exposures given the correlation, over the longer term, with commodity prices and the diversified nature of the Group, although exceptions can be approved by a committee with delegated authority from the Executive Leadership Team.

In addition, currency exposures exist in respect of non-US dollar capital expenditure projects and non-US dollar borrowings in US dollar functional currency entities. The Group’s policy is to evaluate whether or not to hedge its non-US dollar capital expenditure on a case-by-case basis, taking into account the estimated foreign exchange exposure, liquidity of foreign exchange markets and the cost of executing a hedging strategy. Further detail with respect to the Group’s non-US dollar borrowings approach is included in note 22.

Net other financial liabilities (excluding net debt related balances, variable vessel leases and cash in disposal groups, but including the debit valuation adjustment attributable to derivatives hedging net debt) are $2,443 million. This includes net assets of $220 million denominated in US dollars, and net liabilities of $506 million denominated in Brazilian real, $413 million denominated in Australian dollars, $343 million denominated in Chilean pesos and $949 million denominated in South African rand.

E. Interest rate risk

Interest rate risk arises due to fluctuations in interest rates which impact the value of short term investments and financing activities. The Group is principally exposed to US and South African interest rates.

The Group transitioned all derivative instruments referenced to USD LIBOR to alternative risk-free rates during the year. Please see note 39F for further details.

The Group’s policy is to borrow funds at fixed rates of interest. The Group uses interest rate derivatives to convert the majority of borrowings to floating rates of interest and manage its exposure to interest rate movements on its debt.

In respect of financial assets, the Group’s policy is to invest cash at floating rates of interest and to maintain cash reserves in short term investments (less than one year) in order to maintain liquidity.

Analysis of interest rate risk associated with net debt balances and the impact of derivatives to hedge against this risk is included within the table below. Net other financial liabilities (excluding net debt related balances, variable vessel leases and cash in disposal groups, but including the debit valuation adjustment attributable to derivatives hedging net debt) of $2,443 million (2022: $2,745 million) are primarily non-interest bearing.

The table below reflects the exposure of the Group’s net debt to currency and interest rate risk:

	2023
US$ million	Cash and cash equivalents	Floating rate borrowings	Fixed rate borrowings	Derivatives hedging net debt	Impact of currency derivatives	Total
US dollar	5,058	(3,049)	(9,432)	(428)	(3,534)	(11,385)
Euro	22	—	(3,185)	—	3,183	20
South African rand	280	(240)	(150)	—	—	(110)
Brazilian real	16	—	(38)	—	—	(22)
Australian dollar	254	—	(43)	—	—	211
Sterling	95	(7)	(663)	—	351	(224)
Other	349	(3)	(88)	—	—	258
Impact of interest rate derivatives	—	(11,509)	11,509	—	—	—
Total	6,074	(14,808)	(2,090)	(428)	—	(11,252)
Reconciliation:
Variable vessel leases						637
Net debt						(10,615)

	2022
US$ million	Cash and cash equivalents	Floating rate borrowings	Fixed rate borrowings	Derivatives hedging net debt	Impact of currency derivatives	Total
US dollar	6,667	(2,994)	(7,742)	(1,092)	(2,985)	(8,146)
Euro	29	—	(2,673)	—	2,669	25
South African rand	421	(11)	(168)	—	—	242
Brazilian real	735	—	(18)	—	—	717
Australian dollar	161	—	(45)	—	—	116
Sterling	84	(6)	(613)	—	316	(219)
Other	303	(1)	(82)	—	—	220
Impact of interest rate derivatives	—	(8,682)	8,682	—	—	—
Total	8,400	(11,694)	(2,659)	(1,092)	—	(7,045)
Reconciliation:
Variable vessel leases						127
Net debt						(6,918)

Based on the net foreign currency and interest rate risk exposures detailed above, and taking into account the effects of the hedging arrangements in place, management considers that earnings and equity are not materially sensitive to reasonable foreign exchange or interest rate movements in respect of the financial instruments held as at 31 December 2023 or 2022.

264	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Equity

Equity represents the capital of the Group attributable to Company shareholders and non-controlling interests, and includes share capital, share premium and reserves.	Total equity $31.6 bn (2022: $34.0 bn)

Total equity has decreased from $34.0 billion to $31.6 billion in the year, driven by dividends to Company shareholders and non-controlling interests of $2.5 billion.

26. Called-up share capital and consolidated equity analysis

Called-up share capital

	2023		2022
	Number of shares	US$ million	Number of shares	US$ million
Ordinary shares of 54 86/91 US cents each:
At 1 January	1,337,577,913	734	1,341,651,975	737
Shares cancelled(1)	—	—	(4,074,062)	(3)
At 31 December	1,337,577,913	734	1,337,577,913	734

(1) During the year, no shares were cancelled under the buyback programme. In 2022, 4,074,062 shares were cancelled under the buyback programme.

The number and carrying value of called-up, allotted and fully paid ordinary shares as at 31 December 2023 (including the shares held by the Group in other structures, as outlined below) was 1,337,577,913 and $734 million (2022: 1,337,577,913 and $734 million).

At general meetings, every member who is present in person has one vote on a show of hands and, on a poll, every member who is present in person or by proxy has one vote for every ordinary share held.

Own shares

	2023		2022
	Number of shares	US$ million	Number of shares	US$ million
Own shares
Own shares held by subsidiaries and employee benefit trusts	125,245,665	6,275	124,618,014	6,272
Total	125,245,665	6,275	124,618,014	6,272

Included in Own shares are 112,300,129 (2022: 112,300,129) Anglo American plc shares held by Epoch Investment Holdings (RF) Proprietary Limited, Epoch Two Investment Holdings (RF) Proprietary Limited and Tarl Investment Holdings (RF) Proprietary Limited, which are consolidated by the Group by virtue of their contractual arrangements with Tenon Investment Holdings Proprietary Limited, a wholly owned subsidiary of Anglo American South Africa Proprietary Limited. Further details of these arrangements are provided in note 39B.

Included in the calculation of the dividend payable are 4,561,006 ($115 million) shares held in the Employee Benefit Trust in respect of forfeitable share awards granted to certain employees. Under the terms of these awards, the shares are beneficially owned by the respective employees, who are entitled to receive dividends in respect of the shares. The shares are released to the employees on vesting of the awards, and any shares that do not vest are returned to the Company or the Employee Benefit Trust. These shares are recognised on the Consolidated balance sheet within Own shares and are excluded from the calculation of basic earnings per share. They are included in the calculation of diluted earnings per share to the extent that the related share awards are dilutive (see note 3).

Anglo American plc	Financial statements and other financial information	265
Integrated Annual Report 2023	Notes to the financial statements

Equity

26. Called-up share capital and consolidated equity analysis continued

Consolidated equity analysis

Fair value and other reserves comprise:

		Financial		Total
	Share-based	asset		fair value
	payment	revaluation	Other	and other
US$ million	reserve	reserve	reserves	reserves
At 1 January 2022	460	31	160	651
Other comprehensive income/(loss)	—	31	(80)	(49)
Equity settled share-based payment schemes	1	—	—	1
Cancellation of treasury shares	—	—	3	3
Other	(4)	(32)	19	(17)
At 31 December 2022	457	30	102	589
Other comprehensive loss	—	(36)	(11)	(47)
Equity settled share-based payment schemes	25	—	—	25
Other	(3)	4	1	2
At 31 December 2023	479	(2)	92	569

Other reserves comprise a capital redemption reserve of $153 million (2022: $153 million) and other reserves.

27. Non-controlling interests

Overview

Non-controlling interests that are material to the Group relate to the following subsidiaries:

–	Anglo American Sur S.A. (Anglo American Sur) is a company incorporated in Chile. Its principal operations are the Los Bronces and El Soldado copper mines and the Chagres smelter, which are located in Chile. Non-controlling interests hold a 49.9% (2022: 49.9%) interest in Anglo American Sur.

–	Anglo American Quellaveco S.A. (Anglo American Quellaveco) is a company incorporated in Peru. Its principal operation is the Quellaveco copper mine, which is located in Peru. Non-controlling interests hold a 40.0% (2022: 40.0%) interest in Anglo American Quellaveco.

–	Anglo American Platinum Limited (Anglo American Platinum) is a company incorporated in South Africa and listed on the Johannesburg Stock Exchange (JSE). Its principal mining operations are the Mogalakwena and Amandelbult platinum group metals mines, which are located in South Africa. Non-controlling interests hold an effective 20.8% (2022: 20.8%) interest in the operations of Anglo American Platinum, which represents the whole of the Platinum Group Metals reportable segment.

–	De Beers plc (De Beers) is a company incorporated in Jersey. It is one of the world’s leading diamond companies with operations across all key parts of the diamond value chain. Non-controlling interests hold a 15.0% (2022: 15.0%) interest in De Beers, which represents the whole of the Diamonds reportable segment.

–	Kumba Iron Ore Limited (Kumba Iron Ore) is a company incorporated in South Africa and listed on the JSE. Its principal mining operations are the Sishen and Kolomela iron ore mines, which are located in South Africa. Non-controlling interests hold an effective 46.6% (2022: 46.6%) interest in the operations of Kumba Iron Ore, comprising the 30.0% (2022: 30.0%) interest held by other shareholders in Kumba Iron Ore and the 23.7% (2022: 23.7%) of Kumba Iron Ore’s principal operating subsidiary, Sishen Iron Ore Company Proprietary Limited, that is held by shareholders outside the Group.

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 318.

	2023							2022
US$ million	Anglo American Sur	Quellaveco	Anglo American Platinum	De Beers	Kumba Iron Ore	Other	Total	Anglo American Sur	Quellaveco	Anglo American Platinum	De Beers	Kumba Iron Ore	Other	Total
Underlying earnings attributable to non-controlling interests	(92)	317	181	(56)	757	2	1,109	88	63	653	105	682	26	1,617
(Loss)/profit attributable to non-controlling interests	(93)	319	170	(89)	753	1	1,061	88	65	641	103	586	27	1,510
Distributions paid to non-controlling interests(1)	—	(320)	(149)	(46)	(420)	(43)	(978)	(234)	—	(754)	(21)	(738)	(47)	(1,794)
Balance sheet information:
Equity attributable to non-controlling interests(2)	1,532	987	1,148	1,210	1,668	15	6,560	1,630	988	1,202	1,378	1,434	3	6,635

(1)	Includes payments of $320 million related to share buy-backs at Quellaveco and dividend payments of $658 million.
(2)	Comparative figures are restated for the adoption of the amendment to IAS 12, see note 39A.

266	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Equity

27. Non-controlling interests continued

Further information

Summarised financial information on a 100% basis and before inter-company eliminations for Anglo American Sur, Quellaveco, Anglo American Platinum, De Beers and Kumba Iron Ore is as follows:

	2023					2022
US$ million	Anglo American Sur	Quellaveco	Anglo American Platinum	De Beers	Kumba Iron Ore	Anglo American Sur	Quellaveco (restated)(1)	Anglo American Platinum	De Beers	Kumba Iron Ore
Non-current assets	5,154	8,831	6,249	6,422	3,229	4,890	8,194	6,125	8,023	3,104
Current assets	891	1,306	3,758	4,585	2,129	1,231	1,188	5,296	5,147	1,818
Current liabilities	(1,003)	(869)	(2,531)	(939)	(798)	(1,036)	(563)	(3,425)	(949)	(915)
Non-current liabilities	(1,968)	(6,800)	(1,416)	(2,808)	(858)	(1,817)	(6,352)	(1,531)	(2,489)	(802)
Net assets (restated)(1)	3,074	2,468	6,060	7,260	3,702	3,268	2,467	6,465	9,732	3,205

Revenue	2,382	2,722	6,734	4,198	4,674	2,758	600	10,096	6,609	4,612
(Loss)/profit for the financial year(2)	(186)	798	692	(1,989)	1,604	177	162	3,053	633	1,247
Total comprehensive (expense)/income	(195)	798	261	(2,328)	1,423	160	162	2,592	57	1,034
Net cash inflow/(outflow) from operating activities	318	1,704	899	(513)	1,584	772	(193)	2,869	1,112	1,746

(1)	Comparative figures are restated for the adoption of the amendment to IAS 12, see note 39A.
(2)	Stated after special items and remeasurements.

Anglo American plc	Financial statements and other financial information	267
Integrated Annual Report 2023	Notes to the financial statements

Employees

This section contains information about the Group’s employee numbers and associated costs as well as the post employment benefits incurred by the Group.	Employees(1) 58,000 (2022: 57,000) (1) Excluding contractors and associates’ and joint ventures’ employees and including a proportionate share of employees within joint operations.

28. Employee numbers and costs

Employee numbers

The average number of employees, excluding contractors and associates’ and joint ventures’ employees and including a proportionate share of employees within joint operations, by segment was:

Thousand	2023	2022(1)
Copper	5	5
Nickel	1	1
Platinum Group Metals(1)	27	27
De Beers	9	9
Iron Ore	9	9
Steelmaking Coal	3	2
Crop Nutrients	1	1
Corporate and other	3	3
	58	57

(1)	Platinum Group Metals prior year number of employees was restated to exclude contractors.

The average number of employees, excluding contractors and associates’ and joint ventures’ employees and including a proportionate share of employees within joint operations, by principal location of employment was:

Thousand	2023	2022(1)
South Africa(1)	36	36
Other Africa	4	5
South America	10	9
North America	1	1
Australia and Asia	4	3
Europe	3	3
	58	57

(1)	Prior year number of employees in South Africa was restated to exclude contractors.

Employee costs

Payroll costs in respect of the employees included in the tables above were:

US$ million	2023	2022
Wages and salaries	3,357	3,180
Social security costs	181	193
Post employment benefits	365	258
Share-based payments	193	218
Total payroll costs	4,096	3,849
Reconciliation:
Less: Employee costs capitalised	(160)	(219)
Less: Employee costs included within special items	(97)	—
Employee costs included in operating costs before special items and remeasurements	3,839	3,630

Post employment benefits include contributions to defined contribution pension and medical plans, current and past service costs related to defined benefit pension and medical plans and other benefits provided to certain employees during retirement.

268	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Employees

28. Employee numbers and costs continued

Key management

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any director (executive and non-executive) of the Group. Key management comprises members of the Board and the Executive Leadership Team.

Compensation for key management was as follows:

US$ million	2023	2022
Salaries and short term employee benefits	31	30
Social security costs	10	12
Termination benefits	3	1
Post employment benefits	2	2
Share-based payments	18	20
	64	65

Disclosure of directors’ emoluments, pension entitlements, share options and long term incentive plan awards required by the Companies Act 2006 and those specified for audit by Part 3 and Schedule 8 of the Large and Medium-Sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 are included in the Remuneration report.

29. Retirement benefits

Overview

The Group operates a number of defined contribution and defined benefit pension plans with the most significant plans being in South Africa and the United Kingdom. It also operates post employment medical plans, the majority of which are unfunded, principally in South Africa. The post employment medical plans provide health benefits to retired employees and certain dependants.

Defined contribution plans

The charge for the year for defined contribution pension plans (net of amounts capitalised) was $171 million (2022: $153 million) and for defined contribution medical plans (net of amounts capitalised) was $68 million (2022: $61 million).

Defined benefit pension plans and post employment medical plans

Characteristics of plans

The majority of the defined benefit pension plans are funded. The assets of these plans are held separately from those of the Group, in independently administered funds, in accordance with statutory requirements or local practice in the relevant jurisdiction. The responsibility for the governance of the funded retirement benefit plans, including investment and funding decisions, lies with the Trustees of each scheme. The unfunded liabilities are principally in relation to termination indemnity plans in Chile.

South Africa

The defined benefit pension plan in South Africa is in surplus. It is closed to new members and closed to future benefit accrual except for a small number of members. As the plan is in surplus no employer contributions are currently being made. The Group’s provision of anti-retroviral therapy to HIV positive staff does not significantly impact the post employment medical plan liability.

United Kingdom

The Group operates a number of funded pension plans in the United Kingdom. These plans are closed to new members and to the future accrual of benefits. The Group is committed to make payments to certain United Kingdom pension plans under deficit funding plans agreed with the respective Trustees.

Other

Other pension and post employment medical plans primarily comprise obligations in Chile where legislation requires employers to provide for a termination indemnity, entitling employees to a cash payment made on the termination of an employment contract.

Contributions

Employer contributions are made in accordance with the terms of each plan and may vary from year to year. Employer contributions made to funded pension plans in the year ended 31 December 2023 were $6 million (2022: $4 million). In addition, $17 million (2022: $14 million) of benefits were paid in relation to unfunded pension plans and $13 million (2022: $14 million) of benefits were paid in relation to post employment medical plans. The Group expects to contribute $32 million to its pension plans and $14 million to its post employment medical plans in 2024.

Income statement

The amounts recognised in the Consolidated income statement are as follows:

	2023			2022
US$ million	Pension plans	Post employment medical plans	Total	Pension plans	Post employment medical plans	Total
Charged to operating costs	18	1	19	15	2	17
Net (credit)/charge to net finance costs	(2)	20	18	5	20	25
Total net charge to the income statement	16	21	37	20	22	42

Net (credit)/charge to net finance costs includes interest expense on surplus restriction of $11 million (2022: $15 million).

Anglo American plc	Financial statements and other financial information	269
Integrated Annual Report 2023	Notes to the financial statements

Employees

29. Retirement benefits continued

Comprehensive income

The pre-tax amounts recognised in the Consolidated statement of comprehensive income are as follows:

	2023			2022
US$ million	Pension plans	Post employment medical plans	Total	Pension plans	Post employment medical plans	Total
Return on plan assets, excluding interest income	(32)	(2)	(34)	(1,576)	(14)	(1,590)
Actuarial (losses)/gains on plan liabilities	(64)	9	(55)	1,239	26	1,265
Movement in surplus restriction	18	—	18	38	—	38
Remeasurement of net defined benefit obligation	(78)	7	(71)	(299)	12	(287)

Actuarial gains on plan liabilities comprise net gains from changes in financial and demographic assumptions as well as experience on plan liabilities. The tax amounts arising on remeasurement of the net defined benefit obligations are disclosed in note 5.

Balance sheet

A summary of the movements in the net pension plan assets and retirement benefit obligations on the Consolidated balance sheet is as follows:

US$ million	2023	2022
Net (liability)/asset recognised at 1 January	(56)	284
Net income statement charge before special items	(37)	(42)
Remeasurement of net defined benefit obligation	(71)	(287)
Employer contributions to funded pension plans	6	4
Benefits paid to unfunded plans	30	28
Effects of curtailments/settlements	2	—
Other	(32)	—
Currency movements	32	(43)
Net liability recognised at 31 December	(126)	(56)
Amounts recognised as:
Defined benefit pension plans in surplus	339	381
Retirement benefit obligation – pension plans	(285)	(243)
Retirement benefit asset – medical plans	66	73
Retirement benefit obligation – medical plans	(246)	(267)
	(126)	(56)

The Group, in consultation with scheme and legal advisers, has determined that once all beneficiaries of the schemes have been settled the full economic benefit of the surplus of each of the schemes would become payable to the relevant Group company. Therefore, defined benefit pension plans and post retirement medical plans assets are included in Pension asset surplus and other non-current assets on the Consolidated balance sheet.

Further information

Movement analysis

The changes in the fair value of plan assets are as follows:

	2023			2022
US$ million	Pension plans	Post employment medical plans	Total	Pension plans	Post employment medical plans	Total
At 1 January	3,315	84	3,399	5,450	102	5,552
Interest income	190	7	197	142	9	151
Return on plan assets, excluding interest income	(32)	(2)	(34)	(1,576)	(14)	(1,590)
Contributions paid by employer to funded pension plans	5	1	6	3	1	4
Benefits paid	(198)	(7)	(205)	(214)	(7)	(221)
Effects of curtailments/settlements	(33)	—	(33)	—	—	—
Other	(19)	—	(19)	7	—	7
Currency movements	104	(8)	96	(497)	(7)	(504)
As at 31 December	3,332	75	3,407	3,315	84	3,399

270	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Employees

29. Retirement benefits continued

The changes in the present value of defined benefit obligations are as follows:

	2023			2022
US$ million	Pension plans	Post employment medical plans	Total	Pension plans	Post employment medical plans	Total
At 1 January	(3,068)	(278)	(3,346)	(4,811)	(315)	(5,126)
Current service costs	(18)	(1)	(19)	(15)	(2)	(17)
Interest costs	(177)	(27)	(204)	(132)	(29)	(161)
Actuarial (losses)/gains	(64)	9	(55)	1,239	26	1,265
Benefits paid	215	20	235	228	21	249
Effects of curtailments/settlements	35	—	35	—	—	—
Other	(13)	—	(13)	(7)	—	(7)
Currency movements	(93)	22	(71)	430	21	451
As at 31 December	(3,183)	(255)	(3,438)	(3,068)	(278)	(3,346)

The most significant actuarial loss arose from changing financial assumptions totalling $78 million (2022: $1,353 million actuarial gain).

Pension plan assets and liabilities by geography

The split of the present value of funded and unfunded obligations in defined benefit pension plans and the fair value of pension assets at 31 December is as follows:

	2023				2022
US$ million	South Africa	United Kingdom	Other	Total	South Africa	United Kingdom	Other	Total
Corporate bonds	96	1,427	1	1,524	115	1,621	1	1,737
Government bonds	326	1,313	66	1,705	341	1,566	61	1,968
Debt (Repurchase Agreements)	(39)	(452)	—	(491)	(27)	(844)	(1)	(872)
Equity	77	1	5	83	77	1	6	84
Cash	14	448	—	462	39	301	1	341
Other	12	37	—	49	8	49	—	57
Fair value of pension plan assets	486	2,774	72	3,332	553	2,694	68	3,315
Active members	(3)	—	(6)	(9)	(3)	—	(6)	(9)
Deferred members	(1)	(629)	(3)	(633)	(2)	(576)	(2)	(580)
Pensioners	(387)	(1,832)	(66)	(2,285)	(407)	(1,792)	(57)	(2,256)
Present value of funded obligations	(391)	(2,461)	(75)	(2,927)	(412)	(2,368)	(65)	(2,845)
Present value of unfunded obligations	—	(32)	(224)	(256)	—	(25)	(198)	(223)
Net surplus/(deficit) in pension plans	95	281	(227)	149	141	301	(195)	247
Surplus restriction	(95)	—	—	(95)	(109)	—	—	(109)
Recognised retirement benefit assets/(liabilities)	—	281	(227)	54	32	301	(195)	138
Non-current assets – pension asset surplus	—	338	1	339	32	349	—	381
Retirement benefit obligation – pension plans	—	(57)	(228)	(285)	—	(48)	(195)	(243)

Other assets principally comprise debt backed securities, annuities and property.

The fair value of assets is used to determine the funding level of the plans. The fair value of the assets of the funded plans was sufficient to cover 114% (2022: 117%) of the benefits that had accrued to members after allowing for expected increases in future earnings and pensions. The present value of unfunded obligations includes $234 million (2022: $203 million) relating to active members. All material investments are quoted.

In South Africa, the asset recognised is restricted to the amount in the Employer Surplus Account. The Employer Surplus Account is the amount that the Group is entitled to by way of a refund, taking into consideration any contingency reserves as recommended by the funds’ actuaries.

Anglo American plc	Financial statements and other financial information	271
Integrated Annual Report 2023	Notes to the financial statements

Employees

29. Retirement benefits continued

Actuarial assumptions

The principal assumptions used to determine the actuarial present value of benefit obligations and pension charges and credits are detailed below (shown as weighted averages):

	2023			2022
	South Africa	United Kingdom	Other	South Africa	United Kingdom	Other
Defined benefit pension plans
Average discount rate for plan liabilities	11.4%	4.6%	5.6%	11.4%	4.9%	6.1%
Average rate of inflation	6.4%	3.0%	3.0%	6.6%	3.1%	3.7%
Average rate of increase of pensions in payment	6.4%	3.3%	2.6%	6.6%	3.4%	3.2%
Post employment medical plans
Average discount rate for plan liabilities	11.4%	n/a	11.3%	11.4%	n/a	11.5%
Average rate of inflation	6.4%	n/a	6.9%	6.6%	n/a	7.1%
Expected average increase in healthcare costs	9.1%	n/a	9.4%	8.7%	n/a	9.5%

The weighted average duration of the South African plans is 7 years (2022: 9 years), United Kingdom plans is 13 years (2022: 13 years) and plans in other regions is 13 years (2022: 13 years). This represents the average period, weighted by discounted value, over which future benefit payments are expected to be made.

Mortality assumptions are determined based on standard mortality tables with adjustments, as appropriate, to reflect experience of conditions locally. In South Africa the PA90 tables are used. The main plans in the United Kingdom use CMI tables or Club Vita models with plan specific adjustments based on mortality investigations. The mortality tables used imply that a male or female aged 60 at the balance sheet date has the following future life expectancy (shown as weighted averages):

	Male		Female
Years	2023	2022	2023	2022
South Africa	18.7	18.8	23.4	23.4
United Kingdom	27.4	27.8	29.2	29.6
Other	26.0	24.2	30.2	28.9

The table below summarises the expected life expectancy from the age of 60 for a male or female aged 45 at the balance sheet date. When viewed together with the respective life expectancy at age 60 in the table above, this indicates the anticipated improvement in life expectancy (shown as weighted averages):

	Male		Female
Years	2023	2022	2023	2022
South Africa	18.7	18.8	23.4	23.4
United Kingdom	28.1	28.6	30.3	30.8
Other	27.8	25.6	31.7	30.2

Risk of plans

The Group has identified the main risk to its defined benefit pension schemes as being interest rate risk due to the impact on the UK discount rate assumption:

Risk	Description	Mitigation
Interest rate risk

An increase in longer term real and nominal interest rates expectations causes gilt yields and corporate bond yields to increase, which results in a higher discount rate being applied to the UK pension liabilities and so, with all else being held equal, the value of the pension scheme liabilities decreases.

If the pension scheme assets decrease by more than the decrease in the pension scheme liabilities (caused by the increase in interest rates) then, all else being equal, this will result in a worsening of the pension scheme funding position.

The Trustees’ investment strategies vary by plan for the UK and include investing, with the intention of counter-balancing the movements in the liabilities, in fully owned (fully funded) physical credit and gilts, and by gaining unfunded exposure to gilts (via gilt repurchase agreements) and other fixed income based derivatives to match the real and nominal interest rate sensitivity of the pension scheme liabilities.

Approximately 90-100% (depending on the scheme) of the pension scheme liabilities are currently hedged against movements in real and nominal interest rates.

The Trustees’ hedging strategies are typically designed to protect the respective schemes’ funding plans against volatility in market yields. The discount rate used to calculate any funding requirement for the schemes is linked to gilt yields rather than to corporate bond yields as required under IAS 19 Employee Benefits. Consequently the valuation of the net retirement benefit obligation for accounting purposes remains susceptible to movements in value due to the difference between corporate bond and gilt yields. In addition, since corporate bond yields are typically higher than gilt yields, this can result in the recognition of accounting surpluses in respect of schemes where cash contributions continue to be made to meet funding shortfalls.

272	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Employees

29. Retirement benefits continued

Sensitivity analysis

Significant actuarial assumptions for the determination of pension and medical plan liabilities are the discount rate, inflation rate and mortality. The sensitivity analysis below has been provided by local actuaries on an approximate basis based on changes in the assumptions occurring at the end of the year, assuming that all other assumptions are held constant and the effect of interrelationships is excluded. The effect on plan liabilities is as follows:

	2023
	South	United
US$ million	Africa	Kingdom	Other	Total
Discount rate – 1% decrease	(47)	(338)	(20)	(405)
Inflation rate – pension plans – 0.5% increase	(14)	(49)	(10)	(73)
Inflation rate – medical plans – 0.5% increase	(8)	—	(3)	(11)
Life expectancy – increase by 1 year	(20)	(97)	(3)	(120)

Independent qualified actuaries carry out full valuations at least every three years using the projected unit credit method. The actuaries have updated the valuations to 31 December 2023. Assumptions are set after consultation with the qualified actuaries. While management believes the assumptions used are appropriate, a change in the assumptions used would impact the Group’s other comprehensive income.

Accounting judgements and estimates

Recoverability of pension asset surplus and estimation of retirement benefit obligations

The value of the Group’s obligations for defined benefit schemes and post employment medical plans is dependent on the present value of the amount of benefits that are expected to be paid. The most significant assumption used in the calculation of this accounting estimate is the discount rate. The discount rate used is based on AA rated corporate bonds of a suitable duration and currency or, where there is no deep market for such bonds, is based on government bonds.

The Group does not believe that a reasonably possible change in the assumptions used to estimate retirement benefit obligations will have a material impact on the carrying value to the net surplus position within the next year given the hedging arrangements in place. The sensitivity of the gross liability value to reasonably possible changes in discount rate is presented above.

Management apply judgement in determining how much of any surplus is recoverable considering the arrangements in place for each scheme.

Accounting policy

See note 39H for the Group’s accounting policy on retirement benefits.

Anglo American plc	Financial statements and other financial information	273
Integrated Annual Report 2023	Notes to the financial statements

Employees

30. Share-based payments

Overview

During the year ended 31 December 2023 the Group had share-based payment arrangements with employees relating to shares of the Company. All of these Company schemes, as well as any non-cyclical awards, are equity settled either by award of ordinary shares (BSP, LTIP, MyShare, SIP and Non-cyclical) or award of options to acquire ordinary shares (SAYE). The awards are conditional on employment. LTIPs vest in accordance with the achievement of relative TSR targets and a balanced scorecard of operational and financial measures.

The total share-based payment charge relating to Anglo American plc shares for the year is split as follows:

US$ million	2023	2022
BSP	123	99
LTIP	23	82
Other schemes	22	6
Share-based payment charge relating to Anglo American plc shares	168	187

In addition there are equity settled share-based payment charges of $11 million (2022: $13 million) relating to Kumba Iron Ore Limited shares and $13 million (2022: $14 million) relating to Anglo American Platinum Limited shares. Certain entities also operate cash settled employee share-based payment schemes.

Further information

The movements in the number of shares for the more significant share-based payment arrangements are as follows:

Bonus Share Plan

Ordinary shares of 54 86/91 US cents may be awarded under the terms of this scheme for no consideration.

Number of awards	2023	2022
Outstanding at 1 January	8,210,594	8,891,489
Conditionally awarded in year	2,782,466	2,564,499
Vested in year	(4,765,627)	(3,084,708)
Forfeited or expired in year	(218,488)	(160,686)
Outstanding at 31 December	6,008,945	8,210,594

Further information in respect of the BSP, including vesting conditions, is shown in the Remuneration report.

Long Term Incentive Plan

Ordinary shares of 54 86/91 US cents may be awarded under the terms of this scheme for no consideration.

Number of awards	2023	2022
Outstanding at 1 January	10,461,665	12,002,419
Conditionally awarded in year	3,880,609	2,734,704
Vested in year	(3,081,508)	(3,465,625)
Forfeited or expired in year	(3,077,814)	(809,833)
Outstanding at 31 December	8,182,952	10,461,665

The early vesting of share awards is permitted at the discretion of the Company upon, inter alia, termination of employment, ill health or death. Further information in respect of the LTIP, including performance conditions, is shown in the Remuneration report.

Accounting policy

See note 39H for the Group’s accounting policy on share-based payments.

274	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Unrecognised items and uncertain events

This section includes disclosure of items and transactions that are not reflected in the Group’s results because they are uncertain or have been incurred after the end of the year. These disclosures are considered relevant to an understanding of the Group’s financial position and the effect of expected or possible future events.

31. Events occurring after end of year

Iron Ore resource acquisition at Minas-Rio

On 21 February 2024, the Anglo American plc Board approved the acquisition and integration of the contiguous Serra da Serpentina (“Serpentina”) high-grade iron ore resource owned by Vale SA (“Vale”) into Anglo American’s Minas-Rio mine in Brazil. Vale will contribute Serpentina and $157.5 million in cash to acquire a 15% shareholding in Anglo American Minério De Ferro Brasil S.A, the owner of the Minas-Rio operation subject to normal completion adjustments. A purchase price adjustment payment will be made depending on average iron ore prices over a four-year period in line with an agreed formula.

Following completion of the transaction, Vale will receive its pro rata share of Minas-Rio production. Vale will also have an option to acquire an additional 15% shareholding in the enlarged Minas-Rio operation, for cash subject to certain licensing milestones being achieved, at fair value calculated at the time of exercise of the option.

Management has considered the potential impact of the transaction on the valuation of the Minas-Rio CGU (see note 8), of which the mine forms part, and concluded that the valuation supports the carrying value of Minas-Rio at 31 December 2023 with no impairment or impairment reversal required. The transaction is expected to complete in Q4 2024, subject to regulatory conditions.

With the exception of the proposed final dividend for 2023 (see note 6), there have been no further reportable events since 31 December 2023.

32. Commitments

Overview

A commitment is a contractual obligation to make a payment in the future which is not provided for in the Consolidated balance sheet. The Group also has purchase obligations relating to take or pay agreements which are legally binding and enforceable.

Capital commitments (including cancellable and non-cancellable contracts) for subsidiaries and joint operations relating to the acquisition of property, plant and equipment are $3,055 million (2022: $4,531 million), of which 67% (2022: 55%) relates to expenditure to be incurred within the next year.

The Group’s outstanding commitments relating to take or pay agreements are $14,320 million (2022: $14,233 million), of which 9% (2022: 11%) relate to expenditure to be incurred within the next year.

33. Contingent assets and liabilities

Overview

The assessment of risk and estimation of future outflows in respect of contingent liabilities is inherently uncertain and hence a material outflow may arise in future periods in relation to these matters.

Contingent assets

Steelmaking Coal

In 2014, the Steelmaking Coal business was granted an arbitration award of $94 million (Group’s share) against MMTC Limited in respect of a contractual dispute. The award has since been challenged in the Indian courts, during which time interest has continued to accrue. On 17 December 2020, the Indian Supreme Court found in favour of the Steelmaking Coal business. The award, inclusive of interest, is currently valued at approximately $133 million (Group’s share). The precise timing and value of receipt remains uncertain and hence no receivable has been recognised on the Consolidated balance sheet as at 31 December 2023.

Anglo American plc	Financial statements and other financial information	275
Integrated Annual Report 2023	Notes to the financial statements

Contingent liabilities

Global Industry Standard for Tailing Management (GISTM)

In 2022 the Group disclosed a contingent liability for costs of conformance with the GISTM for sites where reliable cost estimates were not available as technical studies and surveys were ongoing. In August 2023, the Group announced its significant progress towards conformance for all tailings dams in the highest priority rankings according to the GISTM. The Group continues to refine designs and all material costs of conformance with GISTM have been recorded within decommissioning and environmental restoration provisions.

Although the Group targets conformance with Anglo American equivalent standards for non-managed operations, there is no constructive obligation in respect of GISTM where the partner is not an ICMM member, unless a public commitment has been made by that partner.

Anglo American South Africa Proprietary Limited (AASA)

In October 2020, an application was initiated against Anglo American South Africa Proprietary Limited (AASA). The application sought the certification of class action litigation to be brought on behalf of community members residing in the Kabwe area in Zambia in relation to alleged lead-related health impacts. The certification hearing was held late in January 2023.

On 15 December 2023, the High Court of South Africa issued a judgment dismissing the claimants’ application for certification and ruled that the applicants pay the costs incurred by AASA in responding to the application. In its judgment, the Court recognised the multiple legal and factual flaws in the claims made against AASA and deemed that it is not in the interests of justice for the class action to proceed.

The claimants have filed an application seeking leave to appeal against the December 2023 ruling. In light of the pending appeal lodged by the claimants, the outcome of this litigation is still subject to significant uncertainty, and no provision is recognised for this matter.

De Beers

Guarantees provided in respect of environmental restoration and decommissioning obligations involve judgements in terms of the outcome of future events. In one of the territories in which De Beers operates, conditions exist, or are proposed, with respect to backfilling pits on closure. A formal appeal has been lodged to remove the existing backfilling condition and no provision has been raised on the basis that it is not probable that this condition will be enforced. Should the appeal not be successful the estimated cost of backfilling is $217 million.

Accounting judgement

Where the existence of an asset is contingent on uncertain future events which are outside the Group’s control, the asset is only recognised once it becomes virtually certain that the Group will receive future economic benefits.

A provision is recognised where it is considered probable that an outflow of resources will be required to settle a present obligation that can be measured reliably.

Determining the likelihood of a future event is an accounting judgement. These judgements are based on the Group’s legal views and, in some cases, independent advice.

276	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Group structure

This section includes details about the composition of the Group and how this is reflected in the Consolidated financial statements. It also includes disclosures of significant corporate transactions such as acquisitions and disposals.

34. Disposals

On 1 November 2023, the Platinum Group Metals business completed the disposal of its 50% interest in the Kroondal pool-and-share agreement (Kroondal PSA) and the Marikana pool-and-share agreement (Marikana PSA) (collectively the PSAs), to Sibanye-Stillwater Limited (Sibanye-Stillwater), the other 50% owner of the PSAs.

The gross assets and liabilities disposed of amounted to $161 million and $51 million, respectively. Estimated deferred consideration of $70 million was recognised within receivables. A loss on disposal of $40 million was recognised as a non-operating special item, refer to note 9.

Cash received of $210 million in respect of disposals principally related to the settlement of deferred consideration balances relating to the sale of the Rustenburg operations (Platinum Group Metals) completed in November 2016.

2022

Cash received of $564 million in respect of disposals for year ended 31 December 2022 principally related to the settlement of deferred consideration balances relating to the sale of the Rustenburg operations (Platinum Group Metals) completed in November 2016, the sale of the Group’s remaining 8.0% shareholding in Thungela Resources Limited, the Group’s disposal of the Cerrejón associate and the sale of the Group’s 49% interest in Bokoni mine to African Rainbow Minerals Limited (Platinum Group Metals).

Anglo American plc	Financial statements and other financial information	277
Integrated Annual Report 2023	Notes to the financial statements

Group structure

35. Basis of consolidation

Overview

The principal subsidiaries, joint operations, joint ventures and associates of the Group and the Group percentage of equity capital are set out below. All these interests are held indirectly by the Parent Company and are consolidated within these financial statements.

A complete list of the Group’s related undertakings can be found in note 36.

			Percentage of equity owned
Segment and asset	Location	Accounting treatment	2023	2022
Copper
Copper Chile
Los Bronces	Chile	Full consolidation	50.1%	50.1%
El Soldado	Chile	Full consolidation	50.1%	50.1%
Chagres	Chile	Full consolidation	50.1%	50.1%
Collahuasi	Chile	Joint operation	44%	44%
Copper Peru
Quellaveco	Peru	Full consolidation	60%	60%

Nickel
Barro Alto	Brazil	Full consolidation	100%	100%

Platinum Group Metals(1)			79%	79%
Mogalakwena Mine	South Africa	Full consolidation	100%	100%
Amandelbult complex(2)	South Africa	Full consolidation	100%	100%
Twickenham Mine	South Africa	Full consolidation	100%	100%
Unki Mine	Zimbabwe	Full consolidation	100%	100%
Platinum Refining	South Africa	Full consolidation	100%	100%
Modikwa Platinum Joint Operation	South Africa	Joint operation	50%	50%
Mototolo	South Africa	Full consolidation	100%	100%
Kroondal Pooling and Sharing Agreement(3)	South Africa	Joint operation	—	50%

De Beers(4)			85%	85%
Debswana(5), comprising:	Botswana	Joint operation	19.2%	19.2%
Jwaneng
Orapa regime
Namdeb Holdings(6), comprising:	Namibia	Joint operation	50%	50%
Namdeb Diamond Corporation
Debmarine Namibia
De Beers Consolidated Mines(7), comprising:	South Africa	Full consolidation	100%	100%
Venetia
De Beers Canada, comprising:
Snap Lake	Canada	Full consolidation	100%	100%
Victor	Canada	Full consolidation	100%	100%
Gahcho Kué	Canada	Joint operation	51%	51%
Sales, comprising:
De Beers Global Sightholder Sales	Botswana	Full consolidation	100%	100%
De Beers Sightholder Sales South Africa	South Africa	Full consolidation	100%	100%
Auction Sales	Singapore	Full consolidation	100%	100%
DTC Botswana	Botswana	Joint operation	50%	50%
Namibia DTC	Namibia	Joint operation	50%	50%
Element Six, comprising:
Element Six Technologies	Global	Full consolidation	100%	100%
Element Six Abrasives	Global	Full consolidation	60%	60%
Brands, comprising:
Forevermark	Global	Full consolidation	100%	100%
De Beers Jewellers	Global	Full consolidation	100%	100%

See page 278 for footnotes.

278	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Group structure

35. Basis of consolidation continued

			Percentage of equity owned
Segment and asset	Location	Accounting treatment	2023	2022
Iron Ore
Kumba Iron Ore	South Africa	Full consolidation	69.7%	69.7%
Sishen(8)	South Africa	Full consolidation	76.3%	76.3%
Kolomela(8)	South Africa	Full consolidation	76.3%	76.3%
Minas-Rio	Brazil	Full consolidation	100%	100%
Ferroport(9)	Brazil	Equity accounted joint venture	50%	50%

Steelmaking Coal
Coal Australia and Canada, comprising:
Moranbah(10)	Australia	Joint operation	88%	88%
Grosvenor(10)	Australia	Joint operation	88%	88%
Capcoal(10)	Australia	Joint operation	70%	70%
Dawson(10)	Australia	Joint operation	51%	51%
Jellinbah(11)(12)	Australia	Equity accounted associate	33.3%	33.3%
Dalrymple Bay Coal Terminal Pty Ltd	Australia	Equity accounted associate	25.3%	25.3%
Peace River Coal	Canada	Full consolidation	100%	100%

Manganese
Samancor(11)(13)	South Africa and Australia	Equity accounted joint venture	40%	40%

Crop Nutrients
Woodsmith	United Kingdom	Full consolidation	100%	100%

Corporate and other
Envusa Energy Proprietary Limited	South Africa	Equity accounted joint venture	50%	50%

(1)	The Group’s effective interest in Anglo American Platinum is 79.2% (2022: 79.2%), which excludes shares issued as part of a community empowerment deal.

(2)	Amandelbult complex comprises Tumela mine and Dishaba mine.

(3)	On 31 January 2022, Anglo American Platinum agreed to dispose of its 50% interest in the Kroondal pool-and-share agreement and Marikana pool-and-share agreement to Sibanye-Stillwater Limited, the other 50% owner. The remaining conditions precedent were waived and the disposal was effective 1 November 2023.

(4)	85% should be applied to all holdings within De Beers to determine the Group’s attributable share of the asset.

(5)	De Beers owns 50% of equity in Debswana, but consolidates 19.2% of Debswana on a proportionate basis, reflecting the economic interest. The Group’s effective interest in Debswana is 16.3% (taking into account the Group’s 85% interest in De Beers Group).

(6)	The 50% interest in Namdeb Holdings is held indirectly through De Beers. The Group’s effective interest in Namdeb Holdings is 42.5%.

(7)	De Beers’ legal ownership of De Beers Consolidated Mines (DBCM) and its subsidiaries is 74%. For accounting purposes De Beers consolidates 100% of DBCM as it is deemed to control the BEE entity, Ponahalo, which holds the remaining 26%. The Group’s effective interest in DBCM is 85%.

(8)	Sishen and Kolomela are fully owned by Sishen Iron Ore Company Proprietary Limited (SIOC). Kumba Iron Ore Limited has a 76.3% interest in SIOC (2022: 76.3%). Including shares held by Kumba Iron Ore in relation to its own employee share schemes, the Group’s effective interest in Kumba Iron Ore is 69.97% (2022: 69.97%). Consequently, the Group’s effective interest in SIOC is 53.4% (2022: 53.4%).

(9)	Ferroport owns and operates the iron ore handling and shipping facilities at the port of Açu.

(10)	The wholly owned subsidiary Anglo American Steelmaking Coal Holdings Limited holds the proportionately consolidated joint operations. These operations are unincorporated and jointly controlled.

(11)	These entities have a 30 June year end.

(12)	The Group’s effective interest in the Jellinbah operation is 23.3%.

(13)	Samancor is comprised of investments in Groote Eylandt Mining Company Proprietary Limited, Samancor Marketing Pte. Limited and Samancor Holdings Proprietary Limited. Samancor Holdings Proprietary Limited is the parent company of Hotazel Manganese Mines Proprietary Limited (HMM) and the Metalloys Smelter. BEE shareholders hold a 26% interest in HMM and therefore, the Group’s effective ownership interest in HMM is 29.6%.

Accounting judgements

Joint arrangements

Joint arrangements are classified as joint operations or joint ventures according to the rights and obligations of the parties, as described in note 39I. Judgement is required in determining this classification through an evaluation of the facts and circumstances arising from each individual arrangement. When a joint arrangement has been structured through a separate vehicle, consideration has been given to the legal form of the separate vehicle, the terms of the contractual arrangement and, when relevant, other facts and circumstances. When the activities of an arrangement are primarily designed for the provision of output to the parties and, the parties are substantially the only source of cash flows contributing to the continuity of the operations of the arrangement, this indicates that the parties to the arrangement have rights to the assets and obligations for the liabilities. Certain joint arrangements that are structured through separate vehicles including Collahuasi, Debswana and Namdeb Holdings are accounted for as joint operations. These arrangements are primarily designed for the provision of output to the parties sharing joint control, indicating that the parties have rights to substantially all the economic benefits of the assets. The liabilities of the arrangements are in substance satisfied by cash flows received from the parties; this dependence indicates that the parties effectively have obligations for the liabilities. It is primarily these facts and circumstances that give rise to the classification as joint operations.

Functional Currency

The Group presents its financial statements in US dollars, the currency in which its business is primarily conducted. The functional currency for each subsidiary, joint operation, joint venture and associate is the currency of the primary economic environment in which it operates. The Group applies judgement in determining the functional currency of its operations, particularly where businesses primarily incur costs in local currencies and earn revenue in US dollars. Where the functional currency is unclear from analysis of the revenue and costs, particular attention is paid to the currency in which financing activities are conducted. The determination of functional currency affects the measurement of non-current assets such as property, plant and equipment and intangible assets and therefore the depreciation and amortisation charge for those assets. It also impacts the presentation of exchange gains and losses included in the income statement and in equity.

Anglo American plc	Financial statements and other financial information	279
Integrated Annual Report 2023	Notes to the financial statements

Group structure

36. Related undertakings of the Group

The Group consists of the Parent Company, Anglo American plc, incorporated in the United Kingdom and its subsidiaries, joint operations, joint ventures and associates. In accordance with Section 409 of the Companies Act 2006 a full list of related undertakings, the country of incorporation and the effective percentage of equity owned as at 31 December 2023 is disclosed below. Unless otherwise disclosed all entities with an indirect equity holding of greater than 50% are considered subsidiary undertakings. See note 35 for the Group’s principal subsidiaries, joint operations, joint ventures and associates.

As disclosed in the Group’s published tax strategy, the Group does not use tax haven jurisdictions to manage taxes. There remain a small number of undertakings in the Group which are registered in tax haven jurisdictions and have remained so for other business purposes. The Group is well advanced in our strategy to remove legacy undertakings from tax haven jurisdictions, and, where possible, these entities are resident for tax purposes in the United Kingdom regardless of where they are registered. Where the tax residency of a related undertaking is different from its country of incorporation, this is referenced in the notes to the list below.

		Percentage
Country of		of equity
incorporation(1)(2)	Name of undertaking	owned(3)	Share class	Registered address
See page 293 for footnotes.
Angola	Anglo American Discovery (Moxico) - Prospeccao E Exploracao Mineira (SU), LDA	100%	Quota	Rua Rainha Ginga, no. 87 - 9th floor, Urban District of Ingombota, Luanda
Angola	Anglo American Discovery (Cunene) - Prospeccao E Exploracao Mineira (SU), LDA	100%	Quota	Rua Rainha Ginga, no. 87 - 9th floor, Urban District of Ingombota, Luanda
Angola	De Beers Angola Holdings SARL	85%	Quota	Rua Rainha Ginga, no. 87 - 9th floor, Urban District of Ingombota, Luanda
Angola	De Beers Angola Lunda Norte, Limitada	77%	Quota	Rua Rainha Ginga, no. 87 - 9th floor, Urban District of Ingombota, Luanda
Angola	De Beers Angola Lunda Sul, Limitada	77%	Quota	Rua Rainha Ginga, no. 87 - 9th floor, Urban District of Ingombota, Luanda
Argentina	Minera Anglo American Argentina S.A.U	100%	Ordinary Nominative Non-Endorsable	Esteban Echeverría 1776, Piso 2, Godoy Cruz, Mendoza
Australia	Anglo American Australia Finance Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo American Australia Holdings Pty Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo American Australia Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo American Energy Solutions (Australia) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo American Exploration (Australia) Pty Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo American Steelmaking Coal Assets Eastern Australia Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo American Steelmaking Coal Assets Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo American Steelmaking Coal Finance Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo American Steelmaking Coal Holdings Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo American Steelmaking Coal Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo Coal (Archveyor Management) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo Coal (Capcoal Management) Pty Limited	100%	A Class Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
			B Class Ordinary
			C Class Ordinary
			D Class Ordinary
			E Class Ordinary
			F Class Ordinary
			G Class Ordinary
			H Class Ordinary
Australia	Anglo Coal (Dawson Management) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo Coal (Dawson Services) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000

280	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Group structure

36. Related undertakings of the Group continued

		Percentage
Country of		of equity
incorporation(1)(2)	Name of undertaking	owned(3)	Share class	Registered address
See page 293 for footnotes.
Australia	Anglo Coal (Dawson South Management) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo Coal (Dawson South) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo Coal (Dawson) Holdings Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo Coal (Dawson) Limited	100%	Limited by guarantee	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo Coal (German Creek) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo Coal (Grasstree Management) Pty Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo Coal (Grosvenor Management) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo Coal (Grosvenor) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo Coal (Jellinbah) Holdings Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo Coal (Moranbah North Management)Pty Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo Coal (Roper Creek) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo Coal (Theodore South) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo Operations (Australia) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Bowen Basin Coal Pty. Ltd.	23%	Ordinary	Level 20, 66 Eagle Street, Brisbane QLD 4000
Australia	Capricorn Coal Developments Joint Venture	70%	N/A	N/A
Australia	Dalrymple Bay Coal Terminal Pty. Ltd.	25%	Ordinary	Martin Armstrong Drive, Hay Point QLD 4740
Australia	Dawson Coal Processing Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Dawson Highwall Mining Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Dawson Joint Venture	51%	N/A	N/A
Australia	Dawson Sales Pty Ltd	51%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Dawson South Exploration Joint Venture	51%	N/A	N/A
Australia	Dawson South Joint Venture	51%	N/A	N/A
Australia	Dawson South Sales Pty Ltd	51%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	De Beers Australia Exploration Limited	85%	Ordinary	23 North Street, Mount Lawley, WA 6050
Australia	First Mode Pty Ltd	81%	Ordinary	165-169 Aberdeen Street, Northbridge, 6003,
Australia	German Creek Coal Pty. Limited	70%	B Class Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
			C Class Ordinary
			D Class Ordinary
			E Class Ordinary
Australia	Groote Eylandt Mining Company Proprietary Limited	40%	Ordinary	Level 35, 108 St Georges Terrace, Perth WA 6000
Australia	Jellinbah East Joint Venture	23%	N/A	N/A
Australia	Jellinbah Group Pty Ltd	33%	Ordinary	Level 20, 66 Eagle Street, Brisbane QLD 4000
			A Class Ordinary
			E Class Ordinary
			F Class Ordinary
Australia	Jellinbah Mining Pty Ltd	33%	Ordinary	Level 20, 66 Eagle Street, Brisbane QLD 4000
Australia	Jellinbah Resources Pty Ltd	33%	Ordinary	Level 20, 66 Eagle Street, Brisbane QLD 4000
Australia	Jena Pty. Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Jena Unit Trust	100%	N/A	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	JG Land Company Pty Ltd	23%	Ordinary	Level 20, 66 Eagle Street, Brisbane QLD 4000
Australia	Lake Vermont Joint Venture	23%	N/A	N/A
Australia	Lake Vermont Marketing Pty Ltd	33%	Ordinary	Level 20, 66 Eagle Street, Brisbane QLD 4000
Australia	Lake Vermont Resources Pty Ltd	33%	Ordinary	Level 20, 66 Eagle Street, Brisbane QLD 4000
Australia	Monash Energy Coal Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Moranbah North Coal (No2) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Moranbah North Coal (Sales) Pty Ltd	88%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000

Anglo American plc	Financial statements and other financial information	281
Integrated Annual Report 2023	Notes to the financial statements

Group structure

36. Related undertakings of the Group continued

		Percentage
Country of		of equity
incorporation(1)(2)	Name of undertaking	owned(3)	Share class	Registered address
See page 293 for footnotes.
Australia	Moranbah North Coal Joint Venture	88%	N/A	N/A
Australia	Moranbah North Coal Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Moranbah South Exploration Joint Venture	50%	N/A	N/A
Australia	QCMM (Lake Vermont Holdings) Pty Ltd	33%	Ordinary	Level 20, 66 Eagle Street, Brisbane QLD 4000
Australia	QCMM Finance Pty Ltd	33%	Ordinary	Level 20, 66 Eagle Street, Brisbane QLD 4000
Australia	Roper Creek Joint Venture	86%	N/A	N/A
Australia	Theodore South Joint Venture	51%	N/A	N/A
Australia	Tremell Pty. Ltd.	33%	Ordinary	Level 20, 66 Eagle Street, Brisbane QLD 4000
Belgium	De Beers Auction Sales Belgium NV	85%	Ordinary	21 Schupstraat, 2018 Antwerp
Belgium	International Institute of Diamond Grading and Research (Belgium) NV	85%	Ordinary	21 Schupstraat, 2018 Antwerp
Bermuda	Coromin Insurance Limited	100%	Common	Wellesley House, 90 Pitts Bay Road, Hamilton
Bermuda	Holdac Insurance Limited	100%	Common	Wellesley House, 90 Pitts Bay Road, Hamilton
Botswana	Ambase Prospecting (Botswana) (Pty) Ltd	100%	Ordinary	Plot 32, Unit G3 Victoria House, Independence Avenue, Gaborone, AD54 ACJ
Botswana	Anglo American Corporation Botswana (Services) Limited	100%	Ordinary	Plot 67977, Fairground Office Park, Gaborone
Botswana	Broadhurst Primary School (Proprietary) Limited	45%	Ordinary	Plot 113, Unit 28 Kgale Mews, Gaborone International Finance Park, Gaborone
Botswana	De Beers Global Sightholder Sales (Pty) Ltd	85%	Ordinary	3rd Floor, DTCB Building, Plot 63016, Block 8, Airport Road, Gaborone
Botswana	De Beers Holdings Botswana (Pty) Ltd	85%	Ordinary	5th Floor, Debswana House, Main Mall, Gaborone
Botswana	Debswana Diamond Company (Proprietary) Limited(4)	43%	Ordinary	First Floor Debswana Corporate Centre, Plot 64288 Airport Road, Block 8, Gaborone
Botswana	Debswana Wellness Fund	43%	N/A	First Floor Debswana Corporate Centre, Plot 64288 Airport Road, Block 8, Gaborone
Botswana	Diamond Trading Company Botswana (Pty) Ltd	43%	Ordinary	Plot 63016, Airport Road, Block 8, Gaborone
Botswana	Naledi Mining Services Company (Proprietary) Limited	43%	Ordinary	First Floor Debswana Corporate Centre, Plot 64288 Airport Road, Block 8, Gaborone
Botswana	Sesiro Insurance Company (Proprietary) Limited	43%	Ordinary	First Floor Debswana Corporate Centre, Plot 64288 Airport Road, Block 8, Gaborone
Botswana	The Diamond Trust	85%	N/A	Debswana House, The Mall, Gaborone
Botswana	Tokafala (Proprietary) Limited	57%	Ordinary	3rd Floor, DTCB Building, Plot 63016, Block 8, Airport Road, Gaborone
Brazil	Anglo American Comercializadora E Exportadora Ltda.	100%	Membership interest	Rua Maria Luiza Santiago, n.,200, 16º andar, parte, bairro Santa Lúcia, CEP 30360-740
Brazil	Anglo American Holding Patrimonial Ltda.	100%	Membership interest	Rua Maria Luiza Santiago, n.,200, 16º andar, parte, bairro Santa Lúcia, CEP 30360-740
Brazil	Anglo American Investimentos - Minério de Ferro Ltda.	100%	Membership interest	Rua Maria Luiza Santiago, nº 200, 16º andar, sala 1603, bairro Santa Lúcia, CEP 30360-740, Belo Horizonte, Minas Gerais
Brazil	Anglo American Minério de Ferro Brasil S.A	100%	Ordinary	Rua Maria Luiza Santiago, nº 200, 16º andar, sala 1601, bairro Santa Lucia, CEP 30360-740, Belo Horizonte, Minas Gerais
Brazil	Anglo American Niquel Brasil Ltda.	100%	Membership interest	Rua Maria Luiza Santiago, nº. 200, 8º andar (parte), Santa Lúcia, CEP 30360-740, Belo Horizonte, Minas Gerais
Brazil	Anglo Ferrous Brazil Participações S.A.	100%	Ordinary	Rua Maria Luiza Santiago, nº 200, 16º andar, sala 1601, bairro Santa Lucia, CEP 30360-740, Belo Horizonte, Minas Gerais
Brazil	Ferroport Logística Comercial Exportadora S.A.	50%	Ordinary	Rua da Passagem, nº 123, 11º andar, sala 1101, Botafogo, CEP 22290-030, Rio de Janeiro/RJ

282	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Group structure

36. Related undertakings of the Group continued

		Percentage
Country of		of equity
incorporation(1)(2)	Name of undertaking	owned(3)	Share class	Registered address
See page 293 for footnotes.
Brazil	GD Empreendimentos Imobiliários S.A.	33%	Ordinary Preference	Rua Visconde de Ouro Preto, nº 5, 11º andar (parte), Botafogo, Rio de Janeiro/RJ
Brazil	Guaporé Mineração Ltda.	49%	Membership interest	Rua Maria Luiza Santiago, nº. 200, 8º andar (parte), bairro Santa Lúcia, CEP 30.360-740, Belo Horizonte, Minas Gerais
Brazil	Mineração Tanagra Ltda.	49%	Membership interest	Rua Maria Luiza Santiago, nº. 200, 20º andar (parte), bairro Santa Lúcia, CEP 30.360-740, Belo Horizonte, Minas Gerais
Brazil	Ventos de Santa Alice Energias Renováveis S/A	98%	Ordinary	Rodovia Doutor Mendel Steinbruch, nº 10.800, sala 236, Distrito Industrial, Maracanaú/CE, CEP 61939-906
Brazil	Ventos de Santa Alice Holding S/A	98%	Ordinary	Rodovia Doutor Mendel Steinbruch, nº 10.800, sala 236, Distrito Industrial, Maracanaú/CE, CEP 61939-906
Brazil	Ventos de Santa Sara Energias Renováveis S/A	98%	Ordinary	Rodovia Doutor Mendel Steinbruch, nº 10.800, sala 236, Distrito Industrial, Maracanaú/CE, CEP 61939-906
Brazil	Ventos de Santa Sara Holding S/A	98%	Ordinary	Rodovia Doutor Mendel Steinbruch, nº 10.800, sala 236, Distrito Industrial, Maracanaú/CE, CEP 61939-906
Brazil	Ventos de São Felipe Energias Renováveis S/A	98%	Ordinary	Rodovia Doutor Mendel Steinbruch, nº 10.800, sala 236, Distrito Industrial, Maracanaú/CE, CEP 61939-906
Brazil	Ventos de São Felipe Holding S/A	98%	Ordinary	Rodovia Doutor Mendel Steinbruch, nº 10.800, sala 236, Distrito Industrial, Maracanaú/CE, CEP 61939-906
British Virgin Islands	De Beers Centenary Angola Properties Ltd	85%	Ordinary	Craigmuir Chambers, Road Town, Tortola, VG1109
British Virgin Islands	Delibes Holdings Limited(5)	85%	A Ordinary	Craigmuir Chambers, Road Town, Tortola, VG1110
British Virgin Islands	Loma de Niquel Holdings Limited(5)	94%	Class A1	Craigmuir Chambers, Road Town, Tortola, VG1110
			Class A2
			Class B
			Class C
Canada	0912055 B.C. Ltd.	100%	Common	c/- McCarthy Tetrault, Suite 2400, 745 Thurlow Street, Vancouver, BC, V6E 0C5
Canada	Anglo American Exploration (Canada) Ltd.	100%	Common	Suite 620 – 650 West Georgia Street, Vancouver, BC, V6B 4N8
			Class B Preference
			Class C Preference
Canada	Auspotash Corporation	100%	N/A	333 Bay Street, Suite 2400, Toronto, ON, M5H2T6
Canada	Central Ecuador Holdings Ltd.	70%	Class A Common	c/o Borden Ladner Gervais, 1200 Waterfront Centre, 200 Burrard Street, Vancouver, BC, V6C 3L6
			Class B Common
Canada	De Beers Canada Holdings Inc.	85%	A Ordinary	2400-333 Bay St, Toronto, ON, M5H2T6
			B Ordinary
Canada	De Beers Canada Inc.	85%	Preference	2400-333 Bay St, Toronto, ON, M5H2T6
Canada	Lion Battery Technologies Inc.	37%	Class A Preferred	Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, BC, V7X 1L3
Canada	Peace River Coal Inc.	100%	Common Class A Non-Voting Preference	c/- McCarthy Tetrault, Suite 2400, 745 Thurlow Street, Vancouver, BC, V6E 0C5
Canada	Peregrine Diamonds Ltd	85%	Common Preference	2400-333 Bay St, Toronto, ON, M5H 2T6
Chile	Anglo American Chile Limitada	100%	Ordinary	Isidora Goyenechea 2800, piso 46, Las Condes, Santiago
Chile	Anglo American Copper Finance SpA	100%	Ordinary	Isidora Goyenechea 2800, piso 46, Las Condes, Santiago
Chile	Anglo American Marketing Chile SpA	100%	Ordinary	Isidora Goyenechea 2800, piso 46, Las Condes, Santiago
Chile	Anglo American Sur S.A.	50%	Ordinary	Isidora Goyenechea 2800, piso 46, Las Condes, Santiago
Chile	Compañía Minera Dona Ines De Collahuasi SCM	44%	Ordinary	Av. Andrés Bello 2457 Piso 39 Providencia, Santiago, Región Metropolitana

Anglo American plc	Financial statements and other financial information	283
Integrated Annual Report 2023	Notes to the financial statements

Group structure

36. Related undertakings of the Group continued

		Percentage
Country of		of equity
incorporation(1)(2)	Name of undertaking	owned(3)	Share class	Registered address
See page 293 for footnotes.
Chile	Compañía Minera Westwall S.C.M	50%	Ordinary	Av. Andrés Bello 2457 Piso 39 Providencia, Santiago, Región Metropolitana
Chile	First Mode Chile SpA	81%	Nominative and without par value	Alonso De Cordova 4355, Of 1503, Vitacura
Chile	Inversiones Anglo American Norte SpA	100%	Ordinary	Isidora Goyenechea 2800, piso 46, Las Condes, Santiago
Chile	Inversiones Anglo American Sur SpA	100%	Ordinary	Isidora Goyenechea 2800, piso 46, Las Condes, Santiago
Chile	Inversiones Minorco Chile SpA	100%	Ordinary	Isidora Goyenechea 2800, piso 46, Las Condes, Santiago
China	Anglo American Resources Trading (China) Co., Ltd.	100%	Equity interest	Units 01, 02A, 07A, 08, Floor 32, No. 1198 Century Avenue, Pudong New Area, Shanghai
China	De Beers Jewellers Commercial (Shanghai) Co., Ltd	85%	Equity interest	Suite 4607, The Park Place, No.1601 Nan Jing West Road, Shanghai
China	Element Six Trading (Shanghai) Co., Ltd	51%	Equity interest	Room 807, Floor 8, No 390-408 East Beijing Road, Huangpu District, Shanghai
China	Forevermark Marketing (Shanghai) Company Limited	85%	Equity interest	Suite 4601, 4602 and 4608, The Park Place, No.1601 Nan Jing West Road, Shanghai
China	Platinum Guild International (Shanghai) Co., Limited	77%	Ordinary	Room 601, L'Avenue, 99 XianXia Road, Shanghai 200051
China	Suzhou Yibai Environmental Protection Technologies Co., Ltd	24%	N/A	No. 558, Fenhu Avenue, Lili Town, Wujiang District, Suzhou
Colombia	Anglo American Colombia Exploration S.A.	100%	Ordinary	Carrera 7 No. 71-52 Torre B, Piso 9, Bogotá
Democratic Republic of Congo	Ambase Exploration Africa (DRC) SPRL	100%	Ordinary	c/o KPMG, 500b. Av. Mpala/Quartier Golf, Lubumbashi
Ecuador	Anglo American Ecuador S.A.	100%	Ordinary	Av. Patria E4-69 y Av. Amazonas, Cofiec ,16th Floor
Ecuador	Central Ecuador EC-CT S.A.	70%	Ordinary	Av. Patria E4-69 y Av. Amazonas, Edif.COFIEC, piso 17, Quito
Finland	AA Sakatti Mining Oy	100%	Ordinary	AA Sakatti Mining Oy, Tuohiaavantie 2, 99600, Sodankylä
Gabon	Samancor Gabon SA	40%	Ordinary	C/- Fiduge SARL, Battery IV, Soraya Building, PO Box 15.950, Liberville
Germany	Element Six GmbH	51%	Ordinary	Staedeweg 18, 36151, Burghaun
Germany	Kupfer Copper Germany GmbH	80%	Ordinary	Alfred-Herrhausen-Allee 3-5, 65760 Eschborn, Deutschland
Germany	Anglo American Exploration Germany GmbH	100%	Ordinary	Alfred-Herrhausen-Allee 3-5, 65760 Eschborn, Deutschland
Greenland	NAIP West Exploration A/S	75%	Ordinary	Issortarfimmut 6, 3905 Nuussuaq
Hong Kong	De Beers Auction Sales Holdings Limited	85%	Ordinary	2602-2606, 26/F, Kinwick Centre, 32 Hollywood Road, Central
Hong Kong	De Beers Jewellers (Hong Kong) Limited	85%	Ordinary	RM 02B&03-06 26/F, Kinwick Centre, 32 Hollywood Road, Central
Hong Kong	Forevermark Limited	85%	Ordinary	RM 02B&03-06 26/F, Kinwick Centre, 32 Hollywood Road, Central
Hong Kong	Platinum Guild International (Hong Kong) Limited	77%	Ordinary	Suites 2901-2, Global Trade Square, No.21 Wong Chuk Hang Road
India	Anglo American Crop Nutrients (India) Private Limited	100%	Ordinary	Regus Elegance, 2F, Elegance, Jasola Districe Centre Old Mathura Road, New Delhi, 110025
India	Anglo American Services (India) Private Limited	100%	Equity	A- 1/292, Janakpuri, New Delhi - 110058
India	De Beers India Private Ltd	85%	Ordinary Equity Preference Equity	601, 6th floor, TCG Financial Centre, C -53, G Block, Bandra Kurla Complex, Bandrar (East), Mumbai - 400 058

284	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Group structure

36. Related undertakings of the Group continued

Country of incorporation(1)(2)	Name of undertaking	Percentage of equity owned(3)	Share class	Registered address
See page 293 for footnotes.
India	Hindustan Diamond Company Private Limited	43%	Ordinary equity	Office No. 12, 14th Floor, Navjivan Society Building, No.3, Lamington Road, Mumbai - 400 008
India	Platinum Guild India Private Limited	77%	Ordinary	Notan Classic, 3rd Floor, 114 Turner Road, Bandra West, Mumbai 400 050
Indonesia	PT Anglo American Indonesia	100%	Ordinary	Treasury Tower, 11th Floor Unit A & B, District 8, SCBD Lot. 28 Jl. Jend. Sudirman Kav. 52-53, RT/RW 5/3, Kel. Senayan, Kec. Kebayoran Baru, South Jakarta 12190
Indonesia	PT Minorco Services Indonesia	100%	Ordinary	Treasury Tower, 11th Floor Unit A & B, District 8, SCBD Lot. 28 Jl. Jend. Sudirman Kav. 52-53, RT/RW 5/3, Kel. Senayan, Kec. Kebayoran Baru, South Jakarta 12190
Ireland	Coromin Insurance (Ireland) DAC	100%	Ordinary	Charlotte House, Charlemont Street, Dublin 2, D02 NV26
Ireland	Element Six (Holdings) Limited	51%	Ordinary	Shannon Airport, Shannon, Co.Clare
Ireland	Element Six (Trade Marks) Limited	51%	Ordinary A Ordinary	Shannon Airport, Shannon, Co.Clare
Ireland	Element Six Abrasives Treasury Limited	51%	Ordinary	Shannon Airport, Shannon, Co.Clare
Ireland	Element Six Limited	51%	Ordinary	Shannon Airport, Shannon, Co.Clare
Ireland	Element Six Technologies Limited	85%	Ordinary	Shannon Airport, Shannon, Co.Clare
Ireland	Element Six Treasury Limited	85%	Ordinary	Shannon Airport, Shannon, Co.Clare
Isle of Man	Element Six (Legacy Pensions) Limited	85%	Ordinary A Ordinary	1st Floor, 18-20 North Quay, Douglas, IM1 4LE
Israel	De Beers Auction Sales Israel Ltd	85%	Ordinary	11th Floor, Yahalom (Diamond) Building, 21 Tuval Street Ramat Gan 5252236
Italy	Forevermark Italy S.R.L.	85%	Ordinary	Via Burlamacchi Francesco 14, 20135, Milan
Japan	De Beers Jewellers Japan K.K.	85%	Common stock	New Otani Garden Court 7th Floor, 4-1 Kioi-cho, Chiyoda-ku, Tokyo.
Japan	De Beers K.K.	43%	Common stock	New Otani Garden Court, 7th Floor, 4-1 Kioi-cho, Chiyoda-ku, Tokyo
Japan	Element Six Limited	51%	Ordinary	9F PMO Hatchobori, 3-22-13 Hatchobori, Chuo-ku, Tokyo, 104
Japan	Forevermark KK	85%	Common stock	New Otani Garden Court, 7th Floor, 4-1 Kioi-cho, Chiyoda-ku, Tokyo
Japan	Furuya Eco-Front Technology Co., Ltd	31%	Common	MSB-21 Minami Otsuka Building, 2-37-5 Minami Otsuka, Toshima-ku, Tokyo
Japan	PGI KK	77%	Ordinary	Imperial Hotel Tower 17F, 1-1-1 Uchisaiwai-cho, Chiyoda-ku,Tokyo, 100-8575
Jersey	A.R.H. Investments Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	A.R.H. Limited(5)	100%	Class A Class B Class C	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Ambras Holdings Limited(5)(6)	100%	Repurchaseable Class A Ordinary Repurchaseable Class B Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Ammin Coal Holdings Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo African Exploration Holdings Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo American Amcoll UK Ltd(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo American Buttercup Company Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo American Chile Investments UK Ltd(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo American Clarent UK Ltd(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo American Corporation de Chile Holdings Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG

Anglo American plc	Financial statements and other financial information	285
Integrated Annual Report 2023	Notes to the financial statements

Group structure

36. Related undertakings of the Group continued

Country of incorporation(1)(2)	Name of undertaking	Percentage of equity owned(3)	Share class	Registered address
See page 293 for footnotes.
Jersey	Anglo American Exploration Colombia Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo American Exploration Overseas Holdings Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo American Finland Holdings 2 Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo American Midway Investment Limited(5)	100%	A Shares B Shares	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo American Overseas Limited(5)(7)	100%	Repurchaseable Class A Ordinary Repurchaseable Class B Ordinary Repurchaseable Class C Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo Australia Investments Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo Diamond Investments Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo Iron Ore Investments Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo Operations (International) Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo Peru Investments Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo Quellaveco Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo South American Investments Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo Venezuela Investments Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Aval Holdings Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Cheviot Holdings Limited(5)	85%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	De Beers Centenary Limited(5)	85%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	De Beers Exploration Holdings Limited(5)	85%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	De Beers Holdings Investments Limited(5)	85%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	De Beers Investments plc(5)	85%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	De Beers plc(5)	85%	A Ordinary B Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Highbirch Limited(5)	100%	Class A Class B	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Kumba International Trading Limited(5)	53%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Minorco Overseas Holdings Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Minorco Peru Holdings Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Minpress Investments Limited(5)	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Sirius Minerals Finance Limited(5)	100%	Ordinary Preference	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Sirius Minerals Finance No.2 Limited(5)	100%	Ordinary Preference	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Luxembourg	Kumba Iron Ore Holdings S.à r.l.	53%	Ordinary	58 rue Charles Martel, L-2134
Macau	De Beers Jewellers (Macau) Company Limited	85%	Ordinary	Avenida da Praia Grande No. 409, China Law Building 16/F – B79
Madagascar	Societe Civille De Prospection De Nickel A Madagascar	32%	N/A	Unknown
Mauritius	Anglo American International Limited(5)	100%	Normal Class A Ordinary Ordinary-B Repurchaseable Class A Ordinary	C/o AXIS Fiduciary Ltd, 2nd Floor, The AXIS, 26 Bank Street, Cybercity Ebene, 72201
Mexico	Anglo American Mexico S.A. de C.V.	100%	Common	c/o Sanchez Mejorada, Velasco y Ribe, S.C., Paseo de la Reforma No. 450, Col. Lomas de Chapultepec, 11000

286	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Group structure

36. Related undertakings of the Group continued

Country of incorporation(1)(2)	Name of undertaking	Percentage of equity owned(3)	Share class	Registered address
See page 293 for footnotes.
Mexico	Servicios Anglo American Mexico S.A. de C.V.	100%	Common	c/o Sanchez Mejorada, Velasco y Ribe, S.C., Paseo de la Reforma No. 450, Col. Lomas de Chapultepec, 11000
Mozambique	Anglo American Corporation Mocambique Servicos Limitada	100%	Quota	PricewaterhouseCoopers, Ltda. Avenida Vladimir Lenine, No 174, 4o andar, Edifício Millennium Park, Maputo
Namibia	Ambase Prospecting (Namibia) (Pty) Ltd	100%	Ordinary	c/o SGA, 24 Orban Street, Klein Windhoek, Windhoek
Namibia	De Beers Marine Namibia (Pty) Ltd	43%	Ordinary	4th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	De Beers Namibia Holdings (Pty) Ltd	85%	Ordinary	6th floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	Debmarine Namdeb Foundation	43%	N/A	10th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	DTC Valuations Namibia (Pty) Ltd	85%	Ordinary	4th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	Exclusive Properties (Pty) Ltd	43%	Ordinary	10th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	Longboat Trading (Pty) Ltd	100%	Ordinary	24 Orban Street, Klein Windhoek, Windhoek
Namibia	Mamora Mines & Estates Limited	28%	Ordinary	10th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	Namdeb Diamond Corporation (Pty) Ltd	43%	Ordinary	10th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	Namdeb Holdings (Pty) Ltd	43%	Ordinary	10th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	Namdeb Properties (Pty) Ltd	43%	Ordinary	10th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	Namibia Diamond Trading Company (Pty) Ltd	43%	Ordinary	9th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	OMDis Town Transformation Agency	43%	N/A	Unit 6, Gold Street Business Park, Gold Street, Prosperita, Windhoek
Namibia	Oranjemund Private Hospital (Proprietary) Limited	43%	Ordinary	10th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	Oranjemund Town Management Company (Pty) Ltd	43%	Ordinary	10th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	Namdeb Hospital Pharmacy (Pty) Ltd	43%	Ordinary	10th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Netherlands	Anglo American (TIH) B.V.(5)	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
Netherlands	Anglo American Europe B.V.(5)	100%	Ordinary	Kingsfordweg 151, 1043GR, Amsterdam
Netherlands	Anglo American Exploration B.V.(5)	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
Netherlands	Anglo American Exploration (Philippines) B.V.(5)	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
Netherlands	Anglo American International B.V.(5)	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
Netherlands	Anglo American Netherlands B.V.(5)	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
Netherlands	Anglo Operations (Netherlands) B.V.(5)	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
Netherlands	Erabas B.V.(5)	77%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
Netherlands	Loma de Niquel Holdings B.V.(5)	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
Netherlands	Minorco Exploration (Indonesia) B.V.(5)	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
North Macedonia	Anglo American Exploration West Tetyan Skopje	100%	Ordinary	Str. Risto Ravanovski no. 13A, 1000, Skopje, Municipality of Karpos
Papua New Guinea	Anglo American (Star Mountain) Limited	100%	Ordinary	c/o Pacific Legal Group Lawyers, Ground Floor, Iaraguma Haus, Lot 30 Section 38 Off Cameron Road, Gordons, National Capital District
Papua New Guinea	Anglo American Exploration (PNG) Limited	100%	Ordinary	c/o Pacific Legal Group Lawyers, Ground Floor, Iaraguma Haus, Lot 30 Section 38 Off Cameron Road, Gordons, National Capital District
Peru	Anglo American Marketing Peru S.A.	100%	Ordinary	Calle Esquilache 371, Piso 10, San Isidro, Lima 27

Anglo American plc	Financial statements and other financial information	287
Integrated Annual Report 2023	Notes to the financial statements

Group structure

36. Related undertakings of the Group continued

Country of incorporation(1)(2)	Name of undertaking	Percentage of equity owned(3)	Share class	Registered address
See page 293 for footnotes.
Peru	Anglo American Peru S.A.	100%	Ordinary	Calle Esquilache 371, Piso 10, San Isidro, Lima 27
Peru	Anglo American Quellaveco S.A.	60%	Class A Ordinary Class B Non-Voting	Calle Esquilache 371, Piso 10, San Isidro, Lima 27
Peru	Anglo American Servicios Perú S.A. en Liquidación	100%	Ordinary	Calle Esquilache 371, Piso 10, San Isidro, Lima 27
Peru	Asociación Quellaveco	100%	N/A	Calle Esquilache 371, Piso 10, San Isidro, Lima 27
Peru	Cobre del Norte S.A.	100%	Ordinary	Calle Esquilache 371, Piso 10, San Isidro, Lima 27
Philippines	Anglo American Exploration (Philippines) Inc.	100%	Ordinary	c/o SyCipLaw Center, 105 Paseo de Roxas, Makati City 1226, Metro Manila
Sierra Leone	Gemfair (SL) Limited	85%	Ordinary	31 Lightfoot Boston Street, Freetown
Singapore	Anglo American Crop Nutrients (Singapore) Pte Ltd	100%	Ordinary	9 Raffles Place, #26-01 Republic Plaza, 048619
Singapore	Anglo American Shipping Pte. Limited	100%	Ordinary	10 Collyer Quay, #38-00 Ocean Financial Centre, 049315
Singapore	De Beers Auction Sales Singapore Pte. Ltd.	85%	Ordinary	10 Collyer Quay, #03-04 Ocean Financial Centre, 049315
Singapore	Kumba Singapore Pte. Ltd.	53%	Ordinary	10 Collyer Quay, #38-00 Ocean Financial Centre, 049315
Singapore	MR Iron Ore Marketing Services Pte. Ltd.	50%	Ordinary	10 Collyer Quay, #38-00 Ocean Financial Centre, 049315
Singapore	Samancor Marketing Pte.Ltd.	40%	Ordinary	16 Collyer Quay #18-00 Collyer Quay Centre, 049318
Singapore	Sulista Forte Pte. Ltd.	100%	Ordinary	77 Robinson Road, #13-00 Robinson 77 Singapore 068896
South Africa	African Pipe Industries North (Pty) Ltd	40%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Amandelbult Solar Pv (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Amaprop Townships Ltd	100%	Ordinary	61 Katherine Street, Sandton, 2196
South Africa	Ambase Investment Africa (Botswana) (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Ambase Investment Africa (DRC) (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Ambase Investment Africa (Tanzania) (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Ambase Investment Africa (Zambia) (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Anglo American Corporation of South Africa (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Anglo American EMEA Shared Services (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Anglo American Farms (Pty) Ltd	100%	Ordinary	Vergelegen Wine Farm, Lourensford Road, Somerset West, 7130
South Africa	Anglo American Farms Investment Holdings (Pty) Ltd	100%	Ordinary	Vergelegen Wine Farm, Lourensford Road, Somerset West, 7130
South Africa	Anglo American Group Employee Shareholder Nominees (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Anglo American Marketing South Africa (Pty) Ltd	77%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Anglo American Platinum Limited	79%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Anglo American Properties Ltd	100%	Ordinary	61 Katherine Street, Sandton, 2196
South Africa	Anglo American Prospecting Services (Pty) Ltd	100%	Ordinary	55 Marshall Street, Johannesburg, 2001,

288	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Group structure

36. Related undertakings of the Group continued

Country of incorporation(1)(2)	Name of undertaking	Percentage of equity owned(3)	Share class	Registered address
See page 293 for footnotes.
South Africa	Anglo American SA Finance Proprietary Limited	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Anglo American SEFA Mining Fund (Pty) Ltd	50%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Anglo American South Africa Investments Proprietary Limited	100%	Ordinary Preference	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Anglo American South Africa Proprietary Limited	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Anglo American Zimele (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Anglo American Zimele Loan Fund (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Anglo Coal Investment Africa (Botswana) (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Anglo Corporate Enterprises (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Anglo Corporate Services South Africa Proprietary Limited	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Anglo Platinum Management Services (Pty) Ltd	77%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Anglo South Africa (Pty) Ltd	100%	Ordinary Redeemable Preference	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Anglo South Africa Capital (Pty) Ltd	100%	Ordinary Redeemable Preference	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Atomatic Trading (Pty) Limited	57%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Balgo Nominees (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Blinkwater Farms 244KR (Pty) Ltd	77%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Damelin Emalahleni (Pty) Ltd	20%	Ordinary	Cnr OR Tambo & Beatrix Avenue, Witbank, 1035
South Africa	DBCM Holdings (Pty) Ltd	63%	Ordinary Redeemable Preference	36 Stockdale Street, Kimberley, 8301
South Africa	De Beers Consolidated Mines (Pty) Ltd(8)	63%	Ordinary Redeemable Preference	36 Stockdale Street, Kimberley, 8301
South Africa	De Beers Group Services (Pty) Ltd	85%	Ordinary Redeemable Preference	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	De Beers Marine (Pty) Ltd	85%	Ordinary	DMB Gardens Golf Park, 2 Raapenberg Road, Cape Town, Western Cape, 7405
South Africa	Dido Nominees (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Dingleton Home Owners Resettlement Trust	53%	N/A	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Element Six (Production) Proprietary Limited	51%	Ordinary	Debid Road, Nuffield, Springs, 1559
South Africa	Envusa Energy Proprietary Limited	50%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	First Mode SA (Pty) Ltd	81%	Ordinary No Par Value	144 Oxford Road, Rosebank, Johannesburg, Gauteng, 2196
South Africa	First Mode SA Holdings (Pty) Ltd	81%	Ordinary No Par Value	144 Oxford Road, Rosebank, Johannesburg, Gauteng, 2196

Anglo American plc	Financial statements and other financial information	289
Integrated Annual Report 2023	Notes to the financial statements

Group structure

36. Related undertakings of the Group continued

Country of incorporation(1)(2)	Name of undertaking	Percentage of equity owned(3)	Share class	Registered address
See page 293 for footnotes.
South Africa	HMM Rehabilitation Trust Fund	30%	N/A	6 Hollard Street, Johannesburg, 2001
South Africa	Hotazel Manganese Mines Proprietary Limited	30%	Ordinary Preference	39 Melrose Boulevard, Melrose Arch, Johannesburg, 2076
South Africa	Khongoni Haaskraal Coal (Pty) Ltd	20%	Ordinary	Unit 3, Bauhinia Street, Highveld Technopark, Centurion, 0157
South Africa	KIO Investments Holdings (Pty) Ltd	70%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Kumba BSP Trust	53%	N/A	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Kumba Iron One Rehabilitation Trust	70%	N/A	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Kumba Iron Ore Limited	70%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Lexshell 49 General Trading (Pty) Ltd	35%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Longboat (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Main Place Holdings Limited	39%	Ordinary	Suite 801, 76 Regent Road, Sea Point, Western Cape 8005
South Africa	Marikana Ferrochrome Limited	100%	Ordinary	44 Main Street, Johannesburg, 2001
South Africa	Marikana Minerals (Pty) Ltd	100%	Ordinary	55 Marshall Street, Johannesburg, 2001
South Africa	Matthey Rustenburg Refiners (Pty) Ltd	77%	A Ordinary Shares B Ordinary Shares	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Metalloys Manganese Smelter Proprietary Limited	40%	Ordinary NPV	39 Melrose Boulevard, Melrose Arch, Johannesburg, 2076
South Africa	Micawber 146 (Pty) Ltd	77%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Modikwa Mining Personnel Services (Pty) Ltd	38%	Ordinary	29 Impala Road, Chislehurston, Standton, 2196
South Africa	Modikwa Platinum Mine (Pty) Ltd	38%	Ordinary	16 North Road, Dunkeld Court, Dunkeld West, 2196
South Africa	Mogalakwena Platinum Limited	77%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Newshelf 480 (Pty) Ltd	55%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Norsand Holdings (Pty) Ltd	77%	Ordinary B Ordinary Non-Cumulative Redeemable Preference	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Peglerae Hospital (Pty) Ltd	31%	Ordinary	21 Oxford Manor, Rudd & Chaplin Roads, Illovo, Johannesburg, 2196
South Africa	Platmed (Pty) Ltd	77%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Platmed Properties (Pty) Ltd	77%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Polokwane Iron Ore Company (Pty) Ltd	27%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Precious Metals Refiners Proprietary Limited	77%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Pro Enviro (Pty) Ltd	20%	Ordinary	Greenside Colliery, PTN 0ff 331, Blackhills, 1032
South Africa	Resident Nominees (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Rustenburg Base Metals Refiners Proprietary Limited	77%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg

290	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Group structure

36. Related undertakings of the Group continued

Country of incorporation(1)(2)	Name of undertaking	Percentage of equity owned(3)	Share class	Registered address
See page 293 for footnotes.
South Africa	Rustenburg Platinum Mines Limited	77%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Samancor Holdings Proprietary Limited	40%	Ordinary	39 Melrose Boulevard, Melrose Arch, Johannesburg, 2076
South Africa	Samancor Manganese Proprietary Limited	40%	Ordinary NPV	39 Melrose Boulevard, Melrose Arch, Johannesburg, 2076
South Africa	Samancor Manganese Rehabilitation Trust	40%	N/A	6 Hollard Street, Johannesburg, 2001
South Africa	Sheba’s Ridge Platinum (Pty) Ltd	27%	Ordinary	Harrowdene Office Park Building 5, Woodmead, 2128
South Africa	Sibelo Resource Development (Pty) Ltd	53%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	SIOC Employee Benefit Trust	53%	N/A	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	SIOC Employee Share Ownership Plan Trust	53%	N/A	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	SIOC Solar SPV (Pty) Ltd	53%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Sishen Iron Ore Company (Pty) Ltd	53%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Spectrem Air Pty Ltd	93%	Ordinary and no par value	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Tenon Investment Holdings (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Terra Nominees Proprietary Limited	40%	Ordinary	39 Melrose Boulevard, Melrose Arch, Johannesburg, 2076
South Africa	The Village of Cullinan (Pty) Ltd	63%	Ordinary	36 Stockdale Street, Kimberley, 8301
South Africa	The Work Expert (Pty) Ltd	46%	Ordinary	17 Du Plooy Street, FH Building, Potchefstroom, North West, 2530
South Africa	Venetia Solar Project Pty Ltd	64%	Ordinary	De Beers House, Corner Diamond Drive and Crownwood Road, Theta, Johannesburg, 2013
South Africa	Vergelegen Wine Estate (Pty) Ltd	100%	Ordinary	Vergelegen Wine Farm, Lourensford Road, Somerset West, 7130
South Africa	Vergelegen Wines (Pty) Ltd	100%	Ordinary	Vergelegen Wine Farm, Lourensford Road, Somerset West, 7130
South Africa	Whiskey Creek Management Services (Pty) Ltd	77%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	WPIC Holdings Pty Ltd	40%	Ordinary	Rosebank Towers, 19 Biermann Ave, Rosebank, Johannesburg, 2196
South Africa	Zero Emissions Hydrogen Solutions (PTY) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196, Johannesburg
South Africa	Main Street 1252 (Pty) Ltd (RF)	63%	Ordinary	Cornerstone, Corner of Diamond Drive and Crownwood Road, Theta, Johannesburg, 2013
Sweden	Element Six AB	51%	Ordinary	c/o Advokatbyrån Kaiding, Box 385, 931 24 Skellefteå
Switzerland	De Beers Centenary AG(5)	85%	Ordinary	c/o Telemarketing, Plus AG, Sonnenplatz 6, 6020, Emmenbrücke
Switzerland	PGI SA	77%	Ordinary	Avenue Mon- Repos 24, Case postale 656, CH- 1001 Lausanne
Switzerland	Synova S.A.	28%	Ordinary	13 Route de Genolier, 1266 Duillier
Tanzania	Ambase Prospecting (Tanzania) (Pty) Ltd	100%	Ordinary	c/o Mawalla Advocates, Mawalla Road, Mawalla Heritage Park, Plot No. 175/20, Arusha
United Arab Emirates	De Beers DMCC	85%	Ordinary	Office 4D, Almas Tower, Jumeirah Lakes Towers, Dubai
United Kingdom	Anglo American Australia Investments Limited(9)	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Capital Australia Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA

Anglo American plc	Financial statements and other financial information	291
Integrated Annual Report 2023	Notes to the financial statements

Group structure

36. Related undertakings of the Group continued

Country of incorporation(1)(2)	Name of undertaking	Percentage of equity owned(3)	Share class	Registered address
See page 293 for footnotes.
United Kingdom	Anglo American Capital plc(9)	100%	Ordinary 3% Cumulative Preference	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American CMC Holdings Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Corporate Secretary Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Crop Nutrients Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Diamond Holdings Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Energy Solutions Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Finance (UK) Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Holdings Limited	100%	Ordinary 8% Preference 8.3% Preference B shares	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American International Holdings Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Investments (UK) Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Marketing Limited	100%	Ordinary Preference	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Medical Plan Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Medical Plan Trust	100%	N/A	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Prefco Limited(9)	100%	Ordinary Capital Preference Preference	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Rand Capital Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American REACH Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Services (UK) Ltd.(9)	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Technical & Sustainability Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Technical & Sustainability Services Ltd	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Woodsmith (Teesside) Limited	100%	Ordinary Non-voting	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Woodsmith Limited	100%	Ordinary B preference Non-voting	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo Base Metals Marketing Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo Platinum Marketing Limited	77%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo UK Pension Trustee Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	AP Ventures Fund I LP	39%	N/A	16 Littleworth Lane, Esher, Surrey, KT10 9PF
United Kingdom	Birchall Gardens LLP	50%	N/A	Bardon Hall, Copt Oak Road, Markfield, Leicestershire, LE67 9PJ
United Kingdom	Charterhouse CAP Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Curtis Fitch Limited	21%	Ordinary B	Formal House, 60 St George’s Place, Cheltenham, Gloucestershire, GL50 3PN
United Kingdom	De Beers Capital Southern Africa Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	De Beers Corporate Secretary Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	De Beers Jewellers Limited	85%	A Ordinary B Ordinary Deferred Share Special Dividend Share	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	De Beers Jewellers Trade Mark Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	De Beers Jewellers UK Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	De Beers UK Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA

292	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Group structure

36. Related undertakings of the Group continued

Country of incorporation(1)(2)	Name of undertaking	Percentage of equity owned(3)	Share class	Registered address
See page 293 for footnotes.
United Kingdom	Debcore Limited	43%	Ordinary-A	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Ebbsfleet Property Limited	50%	Ordinary	Bardon Hall, Copt Oak Road, Markfield, Leicestershire, LE67 9PJ
United Kingdom	Element Six (UK) Limited	51%	Ordinary	Global Innovation Centre, Fermi Avenue, Harwell, Oxford, Didcot, Oxfordshire, OX11 0QR
United Kingdom	Element Six Abrasives Holdings Limited	51%	Ordinary Preference	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Element Six Holdings Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Element Six Limited	85%	Ordinary	Global Innovation Centre, Fermi Avenue, Harwell, Oxford, Didcot, Oxfordshire, OX11 0QR
United Kingdom	Element Six Technologies Limited	85%	Ordinary	Global Innovation Centre, Fermi Avenue, Harwell, Oxford, Didcot, Oxfordshire, OX11 0QR
United Kingdom	Ferro Nickel Marketing Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	First Mode IPP Limited	81%	Ordinary	10 Bloomsbury Way, London, WC1A 2SL
United Kingdom	Forevermark Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Gemfair Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	IIDGR (UK) Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Lightbox Jewelry Ltd.	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Rhoanglo Trustees Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Sach 1 Ltd	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Sach 2 Ltd	100%	Ordinary Redeemable Preference	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Security Nominees Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Sirius Minerals Holdings Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Swanscombe Development LLP	50%	N/A	Bardon Hall, Copt Oak Road, Markfield, Leicestershire, LE67 9PJ
United Kingdom	Tarvos Limited	30%	N/A	Unit 107, 121 Upper Richmond Road, London, England, SW15 2DW
United Kingdom	The Diamond Trading Company Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	TRACR Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	York Potash Holdings Limited	100%	Ordinary	1 More London Place, London, SE1 2AF
United Kingdom	York Potash Intermediate Holdings Limited	100%	Ordinary	1 More London Place, London, SE1 2AF
United Kingdom	YPF Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United States of America	Anglo American Crop Nutrients (USA), LLC	100%	Membership interest	7700 E Arapahoe Road, Suite 220, Centennial Colorado, 80112
United States of America	Anglo American US Holdings Inc.	100%	Common	c/o Corporation Service Company, 251 Little Falls Drive, Wilmington Delaware, 19808
United States of America	De Beers Jewellers US, Inc.	85%	Common	300 First Stamford Place, Stamford, CT, 06902
United States of America	Element Six Technologies (OR) Corp.	85%	Ordinary	Cogency Global Inc., 850 New Burton Road, Suite 201, Dover, DE 19904
United States of America	Element Six Technologies US Corporation	85%	Ordinary	3901 Burton Drive, Santa Clara, CA 95054
United States of America	Element Six US Corporation	51%	Common stock	24900 Pitkin Road, Suite 250, Spring TX 77386
United States of America	First Mode Holdings Inc.	81%	Ordinary	1209 Orange Street, City of Wilmington, Delaware, 19801
United States of America	Forevermark US Inc.	85%	Common	300 First Stamford Place, Stamford, CT, 06902
United States of America	Lightbox Jewelry Inc.	85%	Ordinary	Cogency Global Inc., 850 New Burton Road, Suite 201, Dover, DE 19904

Anglo American plc	Financial statements and other financial information	293
Integrated Annual Report 2023	Notes to the financial statements

Group structure

36. Related undertakings of the Group continued

Country of incorporation(1)(2)	Name of undertaking	Percentage of equity owned(3)	Share class	Registered address
See page 293 for footnotes.
United States of America	Platinum Guild International (U.S.A.) Jewelry Inc.	77%	Ordinary	125 Park Avenue, 25th Floor, New York, New York 10017
United States of America	Synchronous LLC	81%	Membership Units	C/O Corpserve, Inc., 1001 Fourht Avenue, Ste. 4400, Seattle, WA 98154
Venezuela	Minera Loma de Niquel C.A.	100%	Class A	Torre Humboldt, floor 9, office 09-07, Rio Caura Street, Prados del Este. Caracas 1080.
Zambia	Anglo Exploration (Zambia) (Pty) Ltd	100%	Ordinary	11 Katemo Road, Rhodes Park, Lusaka
Zimbabwe	Amzim Holdings Limited	79%	Ordinary	28 Broadlands Road, Emerald Hill, Harare
Zimbabwe	Southridge Limited	79%	Ordinary	28 Broadlands Road, Emerald Hill, Harare
Zimbabwe	Unki Mines (Private) Limited	79%	Ordinary	28 Broadlands Road, Emerald Hill, Harare
Zimbabwe	Unki Solar PV (Private) Limited	79%	Ordinary	28 Broadlands Road, Emerald Hill, Harare

(1)	All the companies with an incorporation in the United Kingdom are registered in England and Wales.
(2)	The country of tax residence is disclosed where different from the country of incorporation.
(3)	All percentages have been rounded.
(4)	The interest in Debswana Diamond Company (Pty) Ltd is held indirectly through De Beers and is consolidated on a 19.2% proportionate basis, reflecting economic interest. The Group’s effective interest in Debswana Diamond Company (Pty ) Ltd is 16.3%.
(5)	Tax resident in the United Kingdom.
(6)	2% direct holding by Anglo American plc.
(7)	0.03% direct holding by Anglo American plc.
(8)	A 74% interest in De Beers Consolidated Mines (Pty) Ltd (DBCM) and its subsidiaries is held indirectly through De Beers. The 74% interest represents De Beers’ legal ownership share in DBCM. For accounting purposes De Beers consolidates 100% of DBCM as it is deemed to control the BEE entity, Ponahalo, which holds the remaining 26%. The Group’s effective interest in DBCM is 85%.
(9)	100% direct holding by Anglo American plc.

294	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Other items

This section includes disclosures about related party transactions, auditors’ remuneration and accounting policies.

37.	Related party transactions

The Group has related party relationships with its subsidiaries, joint operations, associates and joint ventures (see notes 35 and 36). Members of the Board and the Executive Leadership Team are considered to be related parties.

The Company and its subsidiaries, in the ordinary course of business, enter into various sale, purchase and service transactions with joint operations, associates, joint ventures and others in which the Group has a material interest. These transactions are under terms that are no less favourable to the Group than those arranged with third parties.

	Associates		Joint ventures		Joint operations
US$ million	2023	2022	2023	2022	2023	2022
Transactions with related parties
Sale of goods and services	—	—	3	16	118	181
Purchase of goods and services	—	—	(204)	(190)	(2,980)	(4,253)

Balances with related parties
Trade and other receivables from related parties	—	—	2	7	18	17
Trade and other payables to related parties	—	—	(18)	(18)	(86)	(250)
Loans receivable from related parties	2	2	163	147	1	—

Balances and transactions with joint operations or joint operation partners represent the portion that the Group does not have the right to offset against the corresponding amount recorded by the respective joint operations. These amounts primarily relate to purchases by De Beers and Platinum Group Metals from their joint operations in excess of the Group’s attributable share of their production.

Loans receivable from related parties are included in Financial asset investments on the Consolidated balance sheet.

Remuneration and benefits received by directors are disclosed in the Remuneration report. Remuneration and benefits of key management personnel, including directors, are disclosed in note 28. Information relating to pension fund arrangements is disclosed in note 29.

38.	Auditors’ remuneration

	2023				2022
	Paid/payable to PwC			Paid/payable to auditor (if not PwC)	Paid/payable to PwC			Paid/payable to auditor (if not PwC)
US$ million	United Kingdom	Overseas	Total	United Kingdom and overseas	United Kingdom	Overseas	Total	United Kingdom and overseas
Paid to the Company’s auditor for audit of the Anglo American plc Annual Report(1)	4.9	2.7	7.6	—	6.0	1.7	7.7	—

Paid to the Company’s auditor for other services to the Group
Audit of the Company’s subsidiaries	1.6	7.0	8.6	0.4	1.1	7.4	8.5	0.3
Total audit fees	6.5	9.7	16.2	0.4	7.1	9.1	16.2	0.3
Audit related assurance services	1.0	0.7	1.7	—	0.9	0.8	1.7	—
Other assurance services	0.4	0.2	0.6	—	0.4	0.1	0.5	—
Total non-audit fees	1.4	0.9	2.3	—	1.3	0.9	2.2	—

(1) In addition there is $0.6 million of audit fees paid in 2023 related to the audit for the year ended 31 December 2022.

Audit related assurance services includes $1.7 million (2022: $1.7 million) for the interim review.

Anglo American plc	Financial statements and other financial information	295
Integrated Annual Report 2023	Notes to the financial statements

Other items

39.	Accounting policies

A. Basis of preparation

Basis of preparation

The financial statements have been prepared in accordance with the requirements of the Companies Act 2006, UK-adopted International Accounting Standards and those parts of the Companies Act 2006 applicable to companies reporting under those standards and the requirements of the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority in the United Kingdom as applicable to periodic financial reporting. The financial statements have been prepared under the historical cost convention as modified by the revaluation of pension assets and liabilities and certain financial instruments. A summary of the material Group accounting policies is set out below.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The Group’s results are presented in US dollars, the currency in which its business is primarily conducted.

Changes in accounting policies, estimates and disclosures

The accounting policies applied are consistent with those adopted and disclosed in the Group financial statements for the year ended 31 December 2022 with the exception of new accounting pronouncements, which became effective on 1 January 2023 and have been adopted by the Group. The adoption of these new accounting pronouncements has not had a significant impact on the accounting policies, methods of computation or presentation applied by the Group except for the adoption of the amendment to IAS 12 Income Taxes below.

IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

An amendment to IAS 12 Income Taxes was published in May 2021 and became effective for the Group from 1 January 2023. The amendment narrowed the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.

The Group has considered the impact of this amendment, notably in relation to the accounting for deferred taxes on leases and decommissioning and environmental restoration provisions. The impact of transitioning to the revised standard was to increase net deferred tax liabilities and reduce total equity as at 1 January 2022 and 31 December 2022 by $71million ($43 million reducing Retained earnings and $28 million reducing Non-controlling interests).

Going concern

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are set out in the Group financial review on pages 90–93. Further details of our policy on financial risk management are set out in note 25 to the financial statements on pages 261-263. The Group’s net debt (including related hedges) at 31 December 2023 was $10.6 billion (2022: $6.9 billion). During the first half of 2023, the Group issued $2.0 billion of bond debt. In March 2023, the Group issued €500 million 4.5% Senior Notes due 2028, €500 million 5.0% Senior Notes due 2031 and, in May 2023, $900 million 5.5% Senior Notes due 2033. In the second half of 2023, the Group refinanced its $4.7 billion revolving credit facility maturing in March 2025, to a one year $1 billion facility maturing in November 2024, and a $3.7 billion five year facility maturing in November 2028. The Group’s liquidity position (defined as cash and undrawn committed facilities) of $13.2 billion at 31 December 2023 remains strong. Further details of borrowings and facilities are set out in note 22 and note 25 on pages 255 and 261–263 respectively, and net debt is set out in note 21 on page 254.

The directors have considered the Group’s cash flow forecasts for the period to the end of December 2025 under base and downside scenarios, with reference to the Group’s principal risks as set out within the Group viability statement on pages 79–80. In the downside scenario modelled (including pricing and production downsides, alongside a significant operational incident), the Group maintains sufficient liquidity throughout the period of assessment without the use of mitigating actions.

The Board is satisfied that the Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, show that the Group will be able to operate within the level of its current facilities for the period of at least 12 months from the date of approval of the financial statements. For this reason the Group continues to adopt the going concern basis in preparing its financial statements.

New IFRS accounting standards, amendments and interpretations not yet adopted

The Group has not early adopted any other amendment, standard or interpretation that has been issued but is not yet effective. It is expected that where applicable, these standards and amendments will be adopted on each respective effective date. The following new or amended IFRS accounting standards, amendments and interpretations not yet adopted are not expected to have a significant impact on the Group:

–	Amendments to IAS 1 Presentation of financial statements: non-current liabilities with covenants

–	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback

–	Amendments to IAS 7 and IFRS 7, Supplier finance-disclosure requirements

B. Basis of consolidation

Basis of consolidation

The financial statements incorporate a consolidation of the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The results of subsidiaries acquired or disposed of during the year are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the results of subsidiaries, joint arrangements and associates to bring their accounting policies into line with those used by the Group. Intra-group transactions, balances, income and expenses are eliminated on consolidation, where appropriate.

296	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Other items

39.	Accounting policies continued

For non-wholly owned subsidiaries, non-controlling interests are presented in equity separately from the equity attributable to shareholders of the Company. Profit or loss and other comprehensive income are attributed to the shareholders of the Company and to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in ownership interest in subsidiaries that do not result in a change in control are accounted for in equity. The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interest is adjusted and the fair value of the consideration paid or received is recorded directly in equity and attributed to the shareholders of the Company.

Foreign currency transactions and translation

Foreign currency transactions by Group companies are recognised in the functional currencies of the companies at the exchange rate ruling on the date of the transaction. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the reporting date. Gains and losses arising on retranslation are included in the income statement for the period and are classified in the income statement according to the nature of the monetary item giving rise to them.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

On consolidation, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Group at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period where these approximate the rates at the dates of the transactions. Any exchange differences arising are classified within the statement of comprehensive income and transferred to the Group’s cumulative translation adjustment reserve. Exchange differences on foreign currency balances with foreign operations for which settlement is neither planned nor likely to occur in the foreseeable future, and therefore form part of the Group’s net investment in these foreign operations, are offset in the cumulative translation adjustment reserve.

Cumulative translation differences are recycled from equity and recognised as income or expense on disposal of the operation to which they relate.

Goodwill and fair value adjustments arising on the acquisition of foreign entities are treated as assets of the foreign entity and translated at the closing rate.

Tenon

Tenon Investment Holdings Proprietary Limited (Tenon), a wholly owned subsidiary of Anglo American South Africa Proprietary Limited (AASA), has entered into agreements with Epoch Investment Holdings (RF) Proprietary Limited (Epoch), Epoch Two Investment Holdings (RF) Proprietary Limited (Epoch Two) and Tarl Investment Holdings (RF) Proprietary Limited (Tarl) (collectively the Investment Companies), each owned by independent charitable trusts whose trustees are independent of the Group. Under the terms of these agreements, the Investment Companies have purchased Anglo American plc shares on the market and have granted to Tenon the right to nominate a third party (which may include Anglo American plc but not any of its subsidiaries) to take transfer of the Anglo American plc shares each has purchased on the market. Tenon paid the Investment Companies 80% of the cost of the Anglo American plc shares including associated costs for this right to nominate, which together with subscriptions by Tenon for non-voting participating redeemable preference shares in the Investment Companies, provided all the funding required to acquire the Anglo American plc shares through the market. These payments by Tenon were sourced from the cash resources of AASA. Tenon is able to exercise its right of nomination at any time up to 31 December 2025 against payment of an average amount of $2.93 per share to Epoch, $4.56 per share to Epoch Two and $3.78 per share to Tarl which will be equal to 20% of the total costs respectively incurred by Epoch, Epoch Two and Tarl in purchasing shares nominated for transfer to the third party. These funds will then become available for redemption of the preference shares issued by the Investment Companies. The amount payable by the third party on receipt of the Anglo American plc shares will accrue to Tenon and, as these are own shares of the Company, any resulting gain or loss recorded by Tenon will not be recognised in the Consolidated income statement of Anglo American plc.

Under the agreements, the Investment Companies will receive dividends on the shares they hold and have agreed to waive the right to vote on those shares. The preference shares issued to the charitable trusts are entitled to a participating right of up to 10% of the profit after tax of Epoch and 5% of the profit after tax of Epoch Two and Tarl. The preference shares issued to Tenon will carry a fixed coupon of 3% plus a participating right of up to 80% of the profit after tax of Epoch and 85% of the profit after tax of Epoch Two and Tarl. Any remaining distributable earnings in the Investment Companies, after the above dividends, are then available for distribution as ordinary dividends to the charitable trusts.

The structure effectively provides Tenon with a beneficial interest in the price risk on these shares together with participation in future dividend receipts. The Investment Companies will retain legal title to the shares until Tenon exercises its right to nominate a transferee.

At 31 December 2023 the Investment Companies together held 112,300,129 (2022: 112,300,129) Anglo American plc shares, which represented 8.4% (2022: 8.4%) of the ordinary shares in issue (excluding treasury shares) with a market value of $2,818 million (2022: $4,400 million). The Investment Companies are not permitted to hold more than an aggregate of 10% of the issued share capital of Anglo American plc at any one time.

The Investment Companies are considered to be structured entities. Although the Group has no voting rights in the Investment Companies and cannot appoint or remove trustees of the charitable trusts, the Group considers that the agreement outlined above, including Tenon’s right to nominate the transferee of the Anglo American plc shares held by the Investment Companies, results in the Group having control over the Investment Companies as defined under IFRS 10 Consolidated Financial Statements. Accordingly, the Investment Companies are required to be consolidated by the Group.

C. Financial performance

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognised in a manner that depicts the pattern of the transfer of goods and services to customers. The amount recognised reflects the amount to which the Group expects to be entitled in exchange for those goods and services. Sales contracts are evaluated to determine the performance obligations, the transaction price and the point at which there is transfer of control. The transaction price is the amount of consideration due in exchange for transferring the promised goods or services to the customer, and is allocated against the performance obligations and recognised in accordance with whether control is transferred over a defined period or at a specific point in time.

Revenue is derived principally from commodity sales. A sale is recognised when control has been transferred. This is usually when title and insurance risk have passed to the customer and the goods have been delivered to a contractually agreed location. Revenue from contracts with customers is measured at the fair value of consideration received or receivable as at the date control is transferred, after deducting discounts, volume rebates, value added tax and other sales taxes. Some sales are provisionally priced such that the price is not settled until a predetermined future date and is based on the market price at that time or a specified period to that date. For these sales, revenue from contracts with customers is recognised on the date control is transferred to the customer using the relevant forward price at that date. Sales of metal concentrate are stated at their invoiced amount which is net of treatment and refining charges.

Anglo American plc	Financial statements and other financial information	297
Integrated Annual Report 2023	Notes to the financial statements

Other items

39.	Accounting policies continued

Revenues from the sale of material by-products are recognised within revenue from contracts with customers at the point control passes. Where a by-product is not regarded as significant, revenue may be credited against operating costs.

Revenue from services is recognised over time in line with the policy above. For contracts which contain separate performance obligations for the sale of commodities and the provision of freight services, the portion of the revenue representing the obligation to perform the freight service is deferred and recognised over time as the obligation is fulfilled. In situations where the Group is acting as an agent, amounts billed to customers are offset against the relevant costs.

Revenue from other sources

Revenue from other sources principally relates to gains and losses on financial instruments which are intrinsically linked to the delivery of commodities to customers or to the Group’s commodity trading activities.

Sales of commodities which are provisionally priced are marked to market at each reporting date using the forward price for the period equivalent to that outlined in the contract. Mark-to-market adjustments arising after control of the goods transfers to the customer are recognised in revenue from other sources.

Physically-settled contracts relating to the purchase and sale of material produced by third parties (third-party sales) are presented on a net basis within revenue from other sources where these contracts are entered into and managed collectively to generate a trading margin as part of the Group’s Marketing business and are accounted for as derivatives prior to settlement. This includes third-party material purchased for blending activities conducted to benefit from short term pricing differentials (usually of less than twelve months). The sale and purchase of third-party material to mitigate shortfalls in the Group’s own production are shown on a gross basis with sales reported within revenue from contracts with customers as such contracts are used to maintain customer relationships and fulfil physical sale commitments rather than to generate a trading margin.

Revenue from other sources also includes fair value gains and losses arising from mark-to-market adjustments to inventory purchased from third parties as part of trading activities and accounted for at fair value less costs to sell under the broker-trader exemption of IAS 2 Inventories.

Contracts with a right to repurchase

Where the Group enters into commodity sale or purchase agreements in the course of its commodity trading activities in which the seller has a right to repurchase, consideration is given to whether the risks and rewards of ownership have been transferred as a result of the sale. This assessment is made with reference to the criteria in IFRS 9 Financial Instruments. Key considerations in this assessment include whether the purchaser has a practical ability to use the commodity and whether price risk has been transferred.

Where risks and rewards have been transferred, the sale or purchase contract is accounted for separately from the repurchase obligation (which is recorded as a derivative financial instrument). Where risks and rewards have not been transferred or the arrangements do not relate to the Group’s commodity trading activities, any consideration received or paid is recorded as a liability or asset as appropriate and no adjustment is made to revenue or inventory.

Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Dividend income

Dividend income from investments is recognised when the shareholders’ rights to receive payment have been established.

Exploration and evaluation expenditure

Exploration and evaluation expenditure is expensed in the year in which it is incurred.

Exploration expenditure is the cost of exploring for Mineral Resources other than that occurring at existing operations and projects and comprises geological and geophysical studies, exploratory drilling and sampling and Mineral Resource development.

Evaluation expenditure includes the cost of conceptual and pre-feasibility studies and evaluation of Mineral Resources at existing operations.

When a decision is taken that a mining project is technically feasible and commercially viable, usually after a pre-feasibility study has been completed, subsequent directly attributable expenditure, including feasibility study costs, are considered development expenditure and are capitalised within property, plant and equipment.

Exploration properties acquired are recognised on the balance sheet when management considers that their value is recoverable. These properties are measured at cost less any accumulated impairment losses.

Short term and low value leases

Leases with a term of less than 12 months or those with committed payments of less than $5,000 are not recognised in the balance sheet. The Group recognises payments for these leases as an expense on a straight-line basis over the lease term within operating costs in underlying EBITDA.

Borrowing costs

Interest on borrowings directly relating to the financing of qualifying assets in the course of construction is added to the capitalised cost of those projects under ‘Capital works in progress’, until such time as the assets are substantially ready for their intended use or sale.

Where funds have been borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognised in the income statement in the period in which they are incurred.

All cash flows relating to interest on borrowings are presented within interest paid in the cash flow statement.

D. Capital base

Business combinations and goodwill arising thereon

The identifiable assets, liabilities and contingent liabilities of a subsidiary, a joint arrangement or an associate, which can be measured reliably, are recorded at their provisional fair values at the date of acquisition. The estimation of the fair value of identifiable assets and liabilities is subjective and the use of different valuation assumptions could have a significant impact on financial results. Goodwill is the fair value of the consideration transferred (including contingent consideration and previously held non-controlling interests) less the fair value of the Group’s share of identifiable net assets on acquisition.

Where a business combination is achieved in stages, the Group’s previously held interests in the acquiree are remeasured to fair value at the acquisition date and the resulting gain or loss is recognised in the income statement.

298	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Other items

39.	Accounting policies continued

Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to the income statement, where such treatment would be appropriate if that interest were disposed of.

Transaction costs incurred in connection with the business combination are expensed. Provisional fair values are finalised within 12 months of the acquisition date.

Goodwill in respect of subsidiaries and joint operations is included within intangible assets. Goodwill relating to associates and joint ventures is included within the carrying value of the investment.

Where the fair value of the identifiable net assets acquired exceeds the cost of the acquisition, the surplus, which represents the discount on the acquisition, is recognised directly in the income statement in the period of acquisition.

For non-wholly owned subsidiaries, non-controlling interests are initially recorded at the non-controlling interests’ proportion of the fair values of net assets recognised at acquisition.

Impairment of goodwill, intangible assets and property, plant and equipment

Goodwill arising on business combinations is allocated to the group of cash generating units (CGUs) that is expected to benefit from synergies of the combination, and represents the lowest level at which goodwill is monitored by the Group’s Board of directors for internal management purposes. The recoverable amount of the CGU, or group of CGUs, to which goodwill has been allocated is tested for impairment annually, or when events or changes in circumstances indicate that it may be impaired.

Any impairment loss is recognised immediately in the income statement. Impairment of goodwill is not subsequently reversed.

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets are impaired. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the CGU to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use (VIU) assessed using discounted cash flow models, as explained in note 7. In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognised in the income statement.

Where an impairment loss is subsequently reversed, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognised for the asset or CGU.

A reversal of an impairment loss is recognised in the income statement.

In addition, in making assessments for impairment, management necessarily applies its judgement in allocating assets, including goodwill, that do not generate independent cash inflows to appropriate CGUs.

Subsequent changes to the CGU allocation, timing of cash flows or assumptions used to determine the cash flows could impact the carrying value of the respective assets.

Non-mining licences and other intangible assets

Non-mining licences and other intangible assets are measured at cost less accumulated amortisation and accumulated impairment losses. Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition. Intangible assets are amortised over their estimated useful lives, usually between 3 and 20 years, except goodwill and those intangible assets that are considered to have indefinite lives. For intangible assets with a finite life, the amortisation period is determined as the period over which the Group expects to obtain economic benefits from the asset, taking account of all relevant facts and circumstances including contractual lives and expectations about the renewal of contractual arrangements without significant incremental costs. An intangible asset is deemed to have an indefinite life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate cash flows for the Group. Indefinite lived intangible assets are principally brands for which there is global recognition with no foreseeable timeframe of expected contribution that the Group is continuing to invest and actively market. Amortisation methods, residual values and estimated useful lives are reviewed at least annually.

Deferred stripping

The removal of rock or soil overlying a mineral deposit, overburden and other waste materials is often necessary during the initial development of an open pit mine site, in order to access the orebody. The process of removing overburden and other mine waste materials is referred to as stripping. The directly attributable cost of this activity is capitalised in full within ‘Mining properties – owned’, until the point at which the mine is considered to be capable of operating in the manner intended by management. This is classified as growth or life-extension capital expenditure, within investing cash flows.

The removal of waste material after the point at which depreciation commences is referred to as production stripping. When the waste removal activity improves access to ore extracted in the current period, the costs of production stripping are charged to the income statement as operating costs in accordance with the principles of IAS 2 Inventories.

Where production stripping activity both produces inventory and improves access to ore in future periods the associated costs of waste removal are allocated between the two elements. The portion that benefits future ore extraction is capitalised within ‘Mining properties – owned’. This is classified as stripping and development capital expenditure, within investing cash flows. If the amount to be capitalised cannot be specifically identified, it is determined based on the volume of waste extracted compared with expected volume for the identified component of the orebody. This determination is dependent on an individual mine’s design and Life of Asset Plan and therefore changes to the design or Life of Asset Plan will result in changes to these estimates. Identification of the components of a mine’s orebody is made by reference to the Life of Asset Plan. The assessment depends on a range of factors including each mine’s specific operational features and materiality.

In certain instances, significant levels of waste removal may occur during the production phase with little or no associated production. This may occur at both open pit and underground mines, for example longwall development.

The cost of this waste removal is capitalised in full to ‘Mining properties – owned’.

Anglo American plc	Financial statements and other financial information	299
Integrated Annual Report 2023	Notes to the financial statements

Other items

39.	Accounting policies continued

All amounts capitalised in respect of waste removal are depreciated using the unit of production method for the component of the orebody to which they relate, consistent with depreciation of property, plant and equipment.

The effects of changes to the Life of Asset Plan on the expected cost of waste removal or remaining Ore Reserves for a component are accounted for prospectively as a change in estimate.

Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation and accumulated impairment losses. Cost is the fair value of consideration required to acquire and develop the asset and includes the purchase price, acquisition of mineral rights, costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, the initial estimate of any decommissioning obligation and, for assets that take a substantial period of time to get ready for their intended use, borrowing costs. Revenue and costs arising from assets before they are capable of operating in the manner intended by management are recognised in the income statement.

Gains or losses on disposal of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount. The gain or loss is recognised in the income statement.

Depreciation of property, plant and equipment

Mining properties are depreciated to their residual values using the unit of production method based on Proved and Probable Ore Reserves and, in certain limited circumstances, other Mineral Resources included in the Life of Asset Plan. These other Mineral Resources are included in depreciation calculations where, taking into account historical rates of conversion to Ore Reserves, there is a high degree of confidence that they will be extracted in an economic manner. This is the case principally for diamond operations, where depreciation calculations are based on Diamond Reserves and Diamond Resources included in the Life of Asset Plan. This reflects the unique nature of diamond deposits where, due to the difficulty in estimating grade, Life of Asset Plans frequently include significant amounts of Inferred Resources.

Buildings and items of plant and equipment for which the consumption of economic benefit is linked primarily to utilisation or to throughput rather than production, are depreciated to their residual values at varying rates on a straight-line basis over their estimated useful lives, or the Reserve Life, whichever is shorter. Estimated useful lives normally vary from up to 20 years for items of plant and equipment to a maximum of 50 years for buildings. Under limited circumstances, items of plant and equipment may be depreciated over a period that exceeds the Reserve Life by taking into account additional Mineral Resources other than Proved and Probable Reserves included in the Life of Asset Plan, after making allowance for expected production losses based on historical rates of Mineral Resource to Ore Reserve conversion.

‘Capital works in progress’ are measured at cost less any recognised impairment. Depreciation commences when the assets are capable of operating in the manner intended by management, at which point they are transferred to the appropriate asset class.

Land is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components).

Depreciation methods, residual values and estimated useful lives are reviewed at least annually.

Leased right-of-use assets

Leased right-of-use assets are included within property, plant and equipment, and on inception of the lease are recognised at the amount of the corresponding lease liability, adjusted for any lease payments made at or before the lease commencement date, plus any direct costs incurred and an estimate of costs for dismantling, removing, or restoring the underlying asset and less any lease incentives received.

The right-of-use asset is depreciated on a straight-line basis over the term of the lease, or, if shorter, the useful life of the asset. The useful lives of right-of-use assets are estimated on the same basis as those of owned property, plant and equipment.

Financial assets

Investments, other than investments in subsidiaries, joint arrangements and associates, are financial asset investments and are initially recognised at fair value. The Group’s financial assets are classified into the following measurement categories: debt instruments at amortised cost, equity instruments and debt instruments designated at fair value through other comprehensive income (OCI), and debt instruments, derivatives and equity instruments at fair value through profit and loss. Financial assets are classified as at amortised cost only if the asset is held within a business model whose objective is to collect the contractual cash flows and the contractual terms of the asset give rise to cash flows that are solely payments of principal and interest.

At subsequent reporting dates, financial assets at amortised cost are measured at amortised cost less any impairment losses. Other investments are classified as either at fair value through profit or loss (which includes investments held for trading) or at fair value through OCI. Both categories are subsequently measured at fair value. Where investments are held for trading purposes, unrealised gains and losses for the period are included in the income statement within other gains and losses.

The Group has elected to measure equity instruments, which are neither held for trading nor are contingent consideration in a business combination, at fair value through OCI as this better reflects the strategic nature of the Group’s equity investments. For equity instruments at fair value through OCI, changes in fair value, including those related to foreign exchange, are recognised in other comprehensive income and there is no subsequent reclassification of fair value gains and losses to profit or loss.

Impairment of financial assets

A financial asset not measured at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. The Group assesses on a forward-looking basis the expected credit losses, defined as the difference between the contractual cash flows and the cash flows that are expected to be received, associated with its assets carried at amortised cost and fair value through OCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables only, the simplified approach permitted by IFRS 9 is applied, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

Losses are recognised in the income statement. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through the income statement.

Impairment losses relating to equity instruments at fair value through OCI are not reported separately from other changes in fair value.

Derecognition of financial assets and financial liabilities

Financial assets are derecognised when the right to receive cash flows from the asset has expired, the right to receive cash flows has been retained but an obligation to on-pay them in full without material delay has been assumed or the right to receive cash flows has been transferred together with substantially all the risks and rewards of ownership.

300	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Other items

39.	Accounting policies continued

Financial liabilities are derecognised when the associated obligation has been discharged, cancelled or has expired.

Environmental restoration and decommissioning obligations

An obligation to incur environmental restoration, rehabilitation and decommissioning costs arises when disturbance is caused by the development or ongoing production of a mining asset. Costs for restoration of site damage, rehabilitation and environmental costs are estimated using either the work of external consultants or internal experts. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalised at the start of each project, as soon as the obligation to incur such costs arises.

These costs are recognised in the income statement over the life of the operation, through the depreciation of the asset and the unwinding of the discount on the provision. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and recognised in the income statement as ore extraction progresses.

The amount recognised as a provision represents management’s best estimate of the consideration required to complete the restoration and rehabilitation activity, the application of the relevant regulatory framework and timing of expenditure. These estimates are inherently uncertain and could materially change over time. Changes in the measurement of a liability relating to the decommissioning of plant or other site preparation work (that result from changes in the estimated timing or amount of the cash flow or a change in the discount rate), are added to or deducted from the cost of the related asset in the current period. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in the income statement. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, an impairment test is performed in accordance with the accounting policy set out above.

For some South African operations, annual contributions are made to dedicated environmental rehabilitation trusts to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. The Group exercises full control of these trusts and therefore the trusts are consolidated. The trusts’ assets are disclosed separately on the balance sheet as non-current assets.

The trusts’ assets are measured based on the nature of the underlying assets in accordance with accounting policies for similar assets.

Carbon credits

Carbon credits held for future sale as part of the Group’s trading activities, to meet obligations in compliance markets and those expected to be surrendered for the production of ‘green’ or ‘carbon neutral’ products are accounted for under the Group’s inventory accounting policy.

Carbon credits used for other purposes such as to satisfy the Group’s voluntary carbon emission targets or for capital appreciation over an extended period are accounted for under the Group’s accounting policy for intangible assets.

Where carbon credits are required to meet obligations in compliance markets, provisions are recognised which reflect the cost of carbon credits needed to settle the obligation relating to emissions recorded to date.

E. Working capital

Inventories

Inventory and work in progress are measured at the lower of cost and net realisable value, except for inventory held by commodity broker-traders which is measured at fair value less costs to sell and are disclosed separately to the extent that they are material. The production cost of inventory includes an appropriate proportion of depreciation and production overheads. Cost is determined on the following basis:

–	Raw materials and consumables are measured at cost on a first in, first out (FIFO) basis or a weighted average cost basis

–	Work in progress and finished products are measured at raw material cost, labour cost and a proportion of production overhead expenses

–	Metal and coal stocks are included within finished products and are measured at average cost.

At precious metals operations that produce ‘joint products’, cost is allocated among precious metal products according to production volumes.

Inventory is recognised as a current asset where it is expected to be consumed in the next 12 months. Stockpiles are classified as non-current where stockpiles are not expected to be processed in the next 12 months and there is no market to sell the product in its current state.

Metal leasing

Where the Group enters into metal leasing arrangements and metal is received or provided to counterparties for a specific period of time in return for a lease fee, consideration is given to the purpose of the arrangement and whether control of the metal inventory has been transferred.

Key considerations in this assessment include whether the lessee has a practical ability to use the commodity and whether price risk has been transferred.

Where control of the inventory has been transferred to the counterparty, inventory is derecognised and a financial receivable is recorded for the future receipt of metal. The financial receivable forms part of trade and other receivables where the purpose of the arrangement is to generate a trading margin and is otherwise presented within financial asset investments.

Where the Group receives control of inventory as a result of a lease arrangement, inventory is recognised and a payable is recorded to reflect the future return obligation. This liability forms part of trade and other payables where the purpose of the arrangement is to generate a trading margin or manage physical delivery requirements and is otherwise presented within financing liabilities.

Where control of the inventory is not transferred, the arrangement has no impact on the value of inventory recorded.

Trade and other payables

The majority of the Group’s trade and other payables are measured at amortised cost, using the effective interest method.

Payables related to the purchase of provisionally priced third party PGM concentrate as part of the Group’s processing activities are recognised at amortised cost on delivery. Any changes in pricing between the delivery date and the date that prices are confirmed is recognised as an embedded derivative. Changes in the fair value of the embedded derivative is capitalised to inventory as it forms part of the cost directly related to bringing the inventory to its present location and condition.

Provisionally priced payables arising from the Group’s commodity trading activities are recognised at fair value and subsequent fair value movements form part of the net margin reported within revenue from other sources.

Anglo American plc	Financial statements and other financial information	301
Integrated Annual Report 2023	Notes to the financial statements

Other items

39.	Accounting policies continued

F. Net debt and financial risk management

Cash and debt

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and on demand deposits, together with short term, highly liquid investments that are readily convertible to a known amount of cash and that are subject to an insignificant risk of changes in value. Initial margin relating to the Group’s commodity trading activities is presented within cash and cash equivalents as the terms of the agreement allow the Group to request closure of the open positions and return of the margin within three days. Bank overdrafts are shown within short term borrowings in current liabilities on the balance sheet.

Cash and cash equivalents in the cash flow statement are shown net of overdrafts. Cash and cash equivalents are measured at amortised cost except for money market fund investments which are held at fair value as they are redeemed through the sale of units in the funds and not solely through the recovery of principal and interest.

Financial liabilities and equity instruments

Financial liabilities and equity instruments are classified and accounted for as debt or equity according to the substance of the contractual arrangements entered into.

Borrowings

Interest bearing borrowings and overdrafts are initially recognised at fair value, net of directly attributable transaction costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are recognised in the income statement using the effective interest method. They are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Where interest or principal payments are linked to non-financial ESG targets, the best estimate of the future payment is included in the calculation of the effective interest rate at inception. If this best estimate changes in subsequent periods, the carrying value of the borrowing is adjusted to reflect the revised forecast, discounted using the effective interest rate determined at inception and any resulting gain or loss is recognised in the income statement.

Lease liabilities

Lease liabilities recognised on balance sheet are recognised within borrowings, and with the exception of variable vessel leases are recognised as part of net debt. On inception, the lease liability is recognised as the present value of the expected future lease payments, discounted using the Group’s incremental borrowing rate, adjusted to reflect the length of the lease and country of location. For a minority of leases where it is possible to determine the interest rate implicit in the lease, it is used in place of the Group’s incremental borrowing rate.

Lease payments included in the lease liability consist of each of the following:

–	Fixed payments, including in-substance fixed payments

–	Payments whose variability is dependent only upon an index or a rate, measured initially using the index or rate at the lease commencement date. The lease liability is revalued when there is a change in future lease payments arising from a change in an index or rate

–	Any amounts expected to be payable under a guarantee of residual value

–	The exercise price of a purchase option that the Group is reasonably certain to exercise, the lease payments after the date of a renewal option if the Group is reasonably certain to exercise its option to renew the lease, and penalties for exiting a lease agreement unless the Group is reasonably certain not to exit the lease early.

Variable leasing costs (other than those referred to above) and the costs of non-lease components are not included in the lease liability and are charged to operating costs in underlying EBITDA as they are incurred.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change to the forecast lease payments. When the lease liability is remeasured, an adjustment is made to the corresponding right-of-use asset.

Derivative financial instruments and hedge accounting

In order to hedge its exposure to foreign exchange, interest rate and commodity price risk, the Group enters into forward, option and swap contracts. Commodity based (own use) contracts that meet the scope exemption in IFRS 9 are recognised in earnings when they are settled by physical delivery. Commodity contracts which do not meet the own use criteria are accounted for as derivatives.

All derivatives are held at fair value in the balance sheet within ‘Derivative financial assets’ or ‘Derivative financial liabilities’ except if they are linked to settlement and delivery of an unquoted equity instrument and the fair value cannot be measured reliably, in which case they are carried at cost. A derivative cannot be measured reliably where the range of reasonable fair value estimates is significant and the probabilities of various estimates cannot be reasonably assessed. Derivatives are classified as current or non-current depending on the contractual maturity of the derivative.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows (cash flow hedges) are recognised directly in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecast transaction results in the recognition of a non-financial asset or liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of a non-financial asset or liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects profit or loss.

For an effective hedge of an exposure to changes in fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged. The corresponding entry and gains or losses arising from remeasuring the associated derivative are recognised in the income statement within financing remeasurements.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. The Group’s material hedging instruments are interest rate swaps that have similar critical terms to the related debt instruments, such as payment dates, maturities and notional amount. As all critical terms matched during the year, there was no material hedge ineffectiveness. The Group also uses cross currency swaps to manage foreign exchange risk associated with borrowings denominated in foreign currencies. These are not designated in an accounting hedge as there is a natural offset against foreign exchange movements on associated borrowings.

The Group has designated the embedded derivative component of the royalty liability (see note 24) as a cash flow hedge of future revenue cash flows from the Woodsmith project. In future periods, assuming the hedge remains effective, fair value derivative gains and losses as a result of changing forecast price and production forecasts will be recorded within other comprehensive income and recycled to revenue as the related revenue is recognised.

302	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements

Other items

39.	Accounting policies continued

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, revoked, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained until the forecast transaction occurs. If a hedge transaction is no longer expected to occur, the net cumulative gain or loss previously recognised in equity is recycled to the income statement for the period.

Changes in the fair value of any derivative instruments that are not designated in a hedge relationship are recognised immediately in the income statement.

Derivatives embedded in other financial instruments or non-financial host contracts (other than financial assets in the scope of IFRS 9) are treated as separate derivatives when their risks and characteristics are not closely related to those of their host contracts and the host contracts themselves are not carried at fair value with unrealised gains or losses reported in the income statement.

Derivatives embedded in contracts which are financial assets in the scope of IFRS 9 are not separated and the whole contract is accounted for at either amortised cost or fair value.

Interest Rate Benchmark Reform: IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

The Group uses interest rate derivatives to swap the majority of its Euro, Sterling and US dollar bonds from fixed interest rates to EURIBOR, SONIA and SOFR rates respectively. Any non-USD interest rate derivatives are swapped to SOFR using cross currency interest rate swaps which are not designated into accounting hedges. The interest rate derivatives are designated into accounting fair value hedges.

The Group transitioned all remaining trades referenced to the USD LIBOR rate to incorporate alternative risk-free rates with the principal benchmarks used now being EURIBOR, SOFR and SONIA. The Group does not hold any material lease agreements that contain references to existing benchmarks and as a result there is no material impact on the lease liabilities or right-of-use assets at 31 December 2023.

G. Taxation

Tax

The tax expense includes the current tax and deferred tax charge recognised in the income statement.

Current tax payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Probable taxable profits are based on evidence of historical profitability and taxable profit forecasts limited by reference to the criteria set out in IAS 12 Income Taxes. Such assets and liabilities are not recognised if the temporary differences arise from the initial recognition of goodwill or of an asset or liability in a transaction (other than in a business combination) that affects neither taxable profit nor accounting profit, and does not give rise to equal taxable and deductible temporary differences.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, joint arrangements and associates except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also taken directly to equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis with that taxation authority.

H. Employees

Retirement benefits

The Group’s accounting policy involves the use of ‘best estimate’ assumptions in calculating the schemes’ valuations in accordance with the accounting standard. This valuation methodology differs from that applied in calculating the funding valuations, which require the use of ‘prudent’ assumptions, such as lower discount rates, higher assumed rates of future inflation expectations and greater improvements in life expectancy, leading to a higher value placed on the liabilities. The funding valuations are carried out every three years, using the projected unit credit method, by independent qualified actuaries and are used to determine the money that must be put into the funded schemes. The Group operates both defined benefit and defined contribution pension plans for its employees as well as post employment medical plans. For defined contribution plans the amount recognised in the income statement is the contributions paid or payable during the year.

For defined benefit pension and post employment medical plans, full actuarial valuations are carried out at least every three years using the projected unit credit method and updates are performed for each financial year end. The average discount rate for the plans’ liabilities is based on AA-rated corporate bonds of a suitable duration and currency or, where there is no deep market for such bonds, is based on government bonds. Pension plan assets are measured using year end market values.

Remeasurements comprising actuarial gains and losses, movements in asset surplus restrictions and the return on scheme assets (excluding interest income) are recognised immediately in the statement of comprehensive income and are not recycled to the income statement. Any increase in the present value of plan liabilities expected to arise from employee service during the year is charged to operating profit. The net interest income or cost on the net defined benefit asset or liability is included in investment income or interest expense respectively.

The retirement benefit obligation recognised on the balance sheet represents the present value of the deficit or surplus of the defined benefit plans. Any recognised surplus is limited to the present value of available refunds or reductions in future contributions to the plan.

Anglo American plc	Financial statements and other financial information	303
Integrated Annual Report 2023	Notes to the financial statements

Other items

39.	Accounting policies continued

Share-based payments

The Group makes equity settled share-based payments to certain employees, which are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest. For those share schemes with market related vesting conditions, the fair value is determined using the Monte Carlo model at the grant date. The fair value of share options issued with non-market vesting conditions has been calculated using the Black Scholes model.

For all other share awards, the fair value is determined by reference to the market value of the shares at the grant date. For all share schemes with non-market vesting conditions, the likelihood of vesting has been taken into account when determining the relevant charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.

I. Group structure

Associates and joint arrangements

Associates are investments over which the Group has significant influence, which is the power to participate in the financial and operating policy decisions of the investee, but without the ability to exercise control or joint control. Typically the Group owns between 20% and 50% of the voting equity of its associates.

Joint arrangements are arrangements in which the Group shares joint control with one or more parties. Joint control is the contractually agreed sharing of control of an arrangement, and exists only when decisions about the activities that significantly affect the arrangement’s returns require the unanimous consent of the parties sharing control.

Judgement is required in determining this classification through an evaluation of the facts and circumstances arising from each individual arrangement. Joint arrangements are classified as either joint operations or joint ventures based on the rights and obligations of the parties to the arrangement. In joint operations, the parties have rights to the assets and obligations for the liabilities relating to the arrangement, whereas in joint ventures, the parties have rights to the net assets of the arrangement.

Joint arrangements that are not structured through a separate vehicle are always joint operations. Joint arrangements that are structured through a separate vehicle may be either joint operations or joint ventures depending on the substance of the arrangement. In these cases, consideration is given to the legal form of the separate vehicle, the terms of the contractual arrangement and, where relevant, other facts and circumstances. When the activities of an arrangement are primarily designed for the provision of output to the parties, and the parties are substantially the only source of cash flows contributing to the continuity of the operations of the arrangement, this indicates that the parties to the arrangements have rights to the assets and obligations for the liabilities.

Certain joint arrangements that are structured through separate vehicles including Collahuasi, Debswana and Namdeb are accounted for as joint operations. These arrangements are primarily designed for the provision of output to the parties sharing joint control, indicating that the parties have rights to substantially all the economic benefits of the assets. The liabilities of the arrangements are in substance satisfied by cash flows received from the parties; this dependence indicates that the parties effectively have obligations for the liabilities. It is primarily these facts and circumstances that give rise to the classification as joint operations.

The Group accounts for joint operations by recognising the assets, liabilities, revenue and expenses for which it has rights or obligations, including its share of such items held or incurred jointly.

Investments in associates and joint ventures are accounted for using the equity method of accounting except when classified as held for sale. The Group’s share of associates’ and joint ventures’ net income is based on their most recent audited financial statements or unaudited interim statements drawn up to the Group’s balance sheet date.

The total carrying values of investments in associates and joint ventures represent the cost of each investment including the carrying value of goodwill, the share of post-acquisition retained earnings, any other movements in reserves and any long term debt interests which in substance form part of the Group’s net investment, less any cumulative impairments. The carrying values of associates and joint ventures are reviewed on a regular basis and if there is objective evidence that an impairment in value has occurred as a result of one or more events during the period, the investment is impaired. Investments which have been previously impaired are regularly reviewed for indicators of impairment reversal.

The Group’s share of an associate’s or joint venture’s losses in excess of its interest in that associate or joint venture is not recognised unless the Group has an obligation to fund such losses. Unrealised gains arising from transactions with associates and joint ventures are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way, but only to the extent that there is no evidence of impairment.

Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is met only when a sale is highly probable within one year from the date of classification, management is committed to the sale and the asset or disposal group is available for immediate sale in its present condition.

Non-current assets and disposal groups are classified as held for sale from the date these conditions are met and are measured at the lower of carrying amount and fair value less costs to sell. Any resulting impairment loss is recognised in the income statement.

On classification as held for sale the assets are no longer depreciated. Comparative amounts are not adjusted.

Black Economic Empowerment (BEE) transactions

Where the Group disposes of a portion of a South African based subsidiary or operation to a BEE company at a discount to fair value, the transaction is considered to be a share-based payment (in line with the principle contained in South Africa interpretation AC 503 Accounting for Black Economic Empowerment (BEE) Transactions).

The discount provided or value given is calculated in accordance with IFRS 2 Share-based Payments and the cost, representing the fair value of the BEE credentials obtained by the subsidiary, is recorded in the income statement.

304	Anglo American plc	Financial statements and other financial information
Integrated Annual Report 2023

Financial statements of the Parent Company

Balance sheet of the Parent Company, Anglo American plc, as at 31 December 2023

US$ million	Note	2023	2022
Fixed assets
Investment in subsidiaries	1	33,113	32,971
Financial asset investments		—	7
		33,113	32,978

Current assets
Cash at bank and in hand		—	2
		—	2
Creditors due within one year
Amounts owed to Group undertakings		(2,239)	(1,874)
		(2,239)	(1,874)
Net current liabilities		(2,239)	(1,872)
Total assets less current liabilities		30,874	31,106
Net assets		30,874	31,106

Capital and reserves
Called-up share capital	2	734	734
Share premium account	2	2,558	2,558
Capital redemption reserve	2	153	153
Other reserves	2	1,955	1,955
Retained earnings	2	25,474	25,706
Total shareholders’ funds		30,874	31,106

Statement of changes in equity of the Parent Company

US$ million	Called-up share capital	Share premium account	Capital redemption reserve	Other reserves	Retained earnings	Total
At 1 January 2022	737	2,558	150	1,955	26,563	31,963
Profit for the financial year	—	—	—	—	1,921	1,921
Dividends(1)	—	—	—	—	(2,661)	(2,661)
Equity settled share-based payments schemes	—	—	—	—	1	1
Treasury shares purchased	—	—	—	—	(308)	(308)
Shares cancelled during the year	(3)	—	3	—	—	—
Capital contribution to Group undertakings	—	—	—	—	187	187
Other	—	—	—	—	3	3
At 31 December 2022	734	2,558	153	1,955	25,706	31,106
Profit for the financial year	—	—	—	—	1,061	1,061
Dividends(1)	—	—	—	—	(1,213)	(1,213)
Equity settled share-based payments schemes	—	—	—	—	2	2
Treasury shares purchased	—	—	—	—	(254)	(254)
Capital contribution to Group undertakings	—	—	—	—	168	168
Other	—	—	—	—	4	4
At 31 December 2023	734	2,558	153	1,955	25,474	30,874

(1)	Dividends relate only to shareholders on the United Kingdom principal register excluding dividends waived by Wealth Nominees Limited as nominees for Estera Trust (Jersey) Limited, the trustee for the Anglo American employee share scheme. Dividends paid to shareholders on the Johannesburg branch register are distributed by a South African subsidiary in accordance with the terms of the Dividend Access Share Provisions of Anglo American plc’s Articles of Association. The directors are proposing a final dividend in respect of the year ended 31 December 2023 of 41 US cents per share (see note 6 to the Consolidated financial statements). The profit after tax for the year of the Parent Company amounted to $1,061 million (2022: $1,921 million).

The financial statements of Anglo American plc, registered number 03564138, were approved by the Board of directors on 21 February 2024 and signed on its behalf by:

Duncan Wanblad	John Heasley
Chief Executive	Finance Director

Anglo American plc	Financial statements and other financial information	305
Integrated Annual Report 2023	Notes to the financial statements of the Parent Company

1.	Investment in subsidiaries

US$ million	2023	2022
Cost
At 1 January	32,971	31,804
Capital contributions(1)	142	167
Additions	—	1,000
At 31 December	33,113	32,971
Provisions for impairment
At 1 January	—	(8)
Impairment reversal	—	8
At 31 December	—	—
Net book value	33,113	32,971

(1) This amount represents the Group share-based payment charge and is net of $26 million (2022: $20 million) of intra-group recharges.

Further information about subsidiaries is provided in note 36 to the Consolidated financial statements.

2.	Accounting policies: Anglo American plc (the Company)

The Parent Company balance sheet and related notes have been prepared under the historical cost convention and in accordance with Financial Reporting Standard 100 Application of Financial Reporting Requirements (FRS 100) and Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101).

The Parent Company financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (SI 2008/410).

A summary of the material accounting policies is set out below.

The preparation of financial statements in compliance with FRS 101 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Parent Company’s accounting policies.

As permitted by section 408 of the Companies Act 2006, the statement of comprehensive income of the Parent Company is not presented as part of these financial statements.

The Parent Company has taken advantage of the following disclosure exemptions under FRS 101:

–	the requirements of paragraphs 45(b) and 46-52 of IFRS 2 Share-based Payments

–	the requirements of IFRS 7 Financial Instruments: Disclosures

–	the requirements of paragraphs 91-99 of IFRS 13 Fair Value Measurement

–	the requirement in paragraph 38 of IAS 1 Presentation of Financial Statements to present comparative information in respect of paragraph 79(a)(iv) of IAS 1

–	the requirements of paragraphs 10(d), 10(f), 16, 38A, 38B, 38C, 38D, 40A, 40B, 40C, 40D, 111 and 134-136 of IAS 1 Presentation of Financial Statements

–	the requirements of IAS 7 Statement of Cash Flows

–	the requirements of paragraphs 30 and 31 of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

–	the requirements of paragraphs 17 and 18A of IAS 24 Related Party Disclosures

–	the requirements in IAS 24 Related Party Disclosures to disclose related party transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by such a member.

Material accounting policies

Investments

Investments represent equity holdings in subsidiaries and are measured at cost less accumulated impairment.

Financial instruments

The Parent Company recognises financial instruments when it becomes a party to the contractual arrangements of the instrument. Financial instruments are derecognised when they are discharged or when the contractual terms expire.

Dividends

Interim equity dividends are recognised when declared. Final equity dividends are recognised when approved by the shareholders at an Annual General Meeting.

Share-based payments

The Parent Company has applied the requirements of IFRS 2 Share-based Payments.

306	Anglo American plc	Financial statements and other financial information
	Integrated Annual Report 2023	Notes to the financial statements of the Parent Company

2.	Accounting policies: Anglo American plc (the Company) continued

The Parent Company makes equity settled share-based payments to the directors, which are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on the Parent Company’s estimate of shares that will eventually vest. For those share schemes with market related vesting conditions, the fair value is determined using the Monte Carlo model at the grant date. The fair value of share options issued with non-market vesting conditions has been calculated using the Black Scholes model. For all other share awards, the fair value is determined by reference to the market value of the shares at the grant date. For all share schemes with non-market vesting conditions, the likelihood of vesting has been taken into account when determining the relevant charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.

The Parent Company also makes equity settled share-based payments to certain employees of certain subsidiary undertakings. Equity settled share-based payments that are made to employees of the Parent Company’s subsidiaries are treated as increases in equity over the vesting period of the award, with a corresponding increase in the Parent Company’s investments in subsidiaries, based on an estimate of the number of shares that will eventually vest.

Any payments received from subsidiaries are applied to reduce the related increases in Investments in subsidiaries.

Insurance contracts

IFRS 17 Insurance Contracts was issued in May 2017 and became effective for the Parent Company from 1 January 2023.

Adoption of the new standard principally impacts issued financial guarantee contracts, which have previously been asserted to be insurance contacts under IFRS 4 Insurance Contracts. The Parent Company has elected to account for the majority of such arrangements under IFRS 9 Financial Instruments. The additional liabilities under these arrangements are deemed to be of an immaterial value.

Taxation

Current and deferred tax is recognised in the statement of comprehensive income of the Parent Company, except that a charge attributable to an item of income and expense recognised as other comprehensive income or to an item recognised directly in equity is also recognised in other comprehensive income or directly in equity respectively.

The only income of the Parent Company is dividend income from subsidiaries. This income is non-taxable and there is no tax charge for the year (2022: nil).

Significant accounting judgements and estimates

In the course of preparing financial statements, management necessarily makes judgements and estimates that can have a significant impact on the financial statements. The critical judgements that affect the results for the year ended 31 December 2023 are set out below.

Impairment of investments in subsidiaries

Judgement is required to determine whether there are indicators that the Company’s equity investments in subsidiaries may be impaired. When making this judgement, consideration is given to various factors, including the market capitalisation of the Group, the net asset value of the Company’s direct subsidiaries and the recoverable amount of operating assets based on the Group’s impairment and impairment reversal assessments (see note 7 and note 8 for further information).

If an impairment indicator were identified, estimation would be required to determine the recoverable amount of the investments. Recoverable amount is the higher of fair value less costs of disposal and value in use.

If the recoverable amount of an investment is estimated to be less than its carrying amount, the carrying amount of the investment is reduced to its recoverable amount and an impairment loss is recognised in the statement of comprehensive income.

3.	Fees for non-audit services

Fees payable to PwC for non-audit services to the Parent Company are not required to be disclosed because they are included within the consolidated disclosure in note 38 to the Consolidated financial statements.